

Marker Therapeutics, Inc.
2026 Annual Report

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____.

Commission File Number: 001-37939



MARKER THERAPEUTICS, INC.
(Exact name of registrant as specified in its charter)

Delaware	**45-4497941**
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)
2450 Holcombe Blvd, TMC Partners Office 1.311	
Houston, Texas	**77021**
(Address of principal executive offices)	(Zip code)

(713) 400-6400
(Telephone Number)

(Former name, former address and former fiscal year, if changed since last report)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.001 per share	MRKR	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 of Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by checkmark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," accelerated filer", "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by checkmark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant as of June 30, 2025 (the last day of the registrant's most recently completed second fiscal quarter) based on the closing sale price of $1.53 as reported on the Nasdaq Capital Market as of that date was approximately $17,312,000.

The registrant had 16,673,127 shares of common stock outstanding as of March 16, 2026.

Documents Incorporated By Reference

Portions of the registrant's proxy statement relating to registrant's 2025 Annual Meeting of Stockholders (the "Proxy Statement") to be filed with the Securities and Exchange Commission pursuant to Regulation 14A, not later than 120 days after the close of the registrant's fiscal year, are incorporated by reference in Part III of this Annual Report on Form 10-K. Except with respect to information specifically incorporated by reference in this Annual Report on Form 10-K, the Proxy Statement is not deemed to be filed as part of this Annual Report on Form 10-K.

TABLE OF CONTENTS

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This annual report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve substantial risks and uncertainties. The forward-looking statements are contained principally in Part I, Item 1: "Business," Part I, Item 1A: "Risk Factors," and Part 2, Item 7: "Management's Discussion and Analysis of Financial Condition and Results of Operations," but are also contained elsewhere in this annual report. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may", "will", "should", "expect", "plan", "intend", "anticipate", "believe", "estimate", "predict", "potential" or "continue", the negative of such terms or other comparable terminology. These statements speak only as of the date of this Annual Report and involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. Forward-looking statements in this annual report include statements as to:

- our ability to continue as a going concern;

- the timing, progress and results of clinical trials of multi antigen recognizing ("MAR")-T cell therapies (formerly known as multi-tumor associated antigen-specific T cells, or multiTAA) and our other product candidates, including statements regarding the timing of initiation and completion of preclinical studies or clinical trials or related preparatory work, the period during which the results of the trials will become available and our research and development programs;

- the timing of any submission of filings for regulatory approval of product candidates and our ability to obtain and maintain regulatory approvals for product candidates for any indication;

- our ability to successfully commercialize product candidates;

- our expectations regarding the potential benefits, activity, effectiveness and safety of our product candidates;

- our expectations regarding the size of the patient populations, market acceptance and opportunity for and clinical utility of product candidates, if approved for commercial use;

- our manufacturing capabilities and strategy, including the ease, scalability and commercial viability of our manufacturing methods and processes;

- our expectations regarding the scope of any approved indications for product candidates;

- the potential benefits of and our ability to maintain our relationships and collaborations with the Baylor College of Medicine ("BCM") and other collaboration or strategic relationships;

- our ability to manufacture our product candidates;

- our ability to use the MAR-T cell platform to develop future product candidates;

- our estimates of our expenses, ongoing losses, future revenue, capital requirements and our needs for or ability to obtain additional funding;

- our ability to identify, recruit and retain key personnel;

- our ability to protect and enforce our intellectual property position for our product candidates, and the scope of such protection;

- our financial performance;

- our competitive position and the development of and projections relating to our competitors or our industry; and

- the impact of laws and regulations.

You should refer to "Item 1A. Risk Factors" in this annual report for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this annual report will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. The forward-looking statements in this annual report represent our views as of the date of this annual report. We anticipate that subsequent events and developments may cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this annual report.

You should read this annual report and the documents that we reference in this annual report and have filed as exhibits to this annual report completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

In this report all references to (i) "Marker" "we," "us," "our" or the "Company" mean Marker Therapeutics, Inc. and its wholly-owned subsidiaries, Marker Cell Therapy, Inc. and GeneMax Pharmaceuticals, Inc., which wholly owns GeneMax Pharmaceuticals Canada Inc., unless the context otherwise requires; (ii) "SEC" refers to the Securities and Exchange Commission; (iii) "Securities Act" refers to the United States *Securities Act of 1933*, as amended; (iv) "Exchange Act" refers to the United States *Securities Exchange Act of 1934*, as amended; and (v) all dollar amounts refer to United States dollars unless otherwise indicated.

PART I

ITEM 1. BUSINESS

Overview

We are a clinical-stage immuno-oncology company specializing in the development of novel T cell-based immunotherapies for the treatment of hematological malignancies and solid tumor indications. Harnessing millions of years of immunologic evolution, Marker's Multi Antigen Recognizing ("MAR")-T cell technology is designed to recognize and kill highly heterogeneous tumors without the need for genetic modifications. This approach selectively expands natural tumor-specific T cells from a patient's/donor's blood that are capable of recognizing a broad range of tumor associated antigens, or TAAs. Unlike other T cell therapies, MAR-T cells are able to recognize hundreds of different epitopes within up to six tumor-specific antigens to produce broad spectrum anti-tumor activity. Targeting multiple antigens simultaneously exploits the natural capacity of T cells to recognize and kill tumor targets via native T cell receptors ("TCR"), while limiting tumor adaptation/escape by antigen-negative selection or antigen down-regulation. When infused into a patient with cancer, the MAR-T cells are designed to kill cancer cells expressing the TAA.

We licensed the underlying technology for MAR-T cell therapy from Baylor College of Medicine, or BCM, in March 2018. BCM had utilized the therapy in seven exploratory clinical trials. In these studies, BCM treated over 150 patients suffering from a variety of cancers including lymphoma, multiple myeloma, acute myeloid leukemia, or AML, acute lymphoblastic leukemia, or ALL, pancreatic cancer, breast cancer and various sarcomas. In those studies, BCM saw evidence of clinical benefit, expansion of infused cells, and decreased toxicity compared to other cellular therapies.

We anticipate to continue to advance two product candidates for 3 clinical indications as part of our MAR-T cell program for:

- Autologous MAR-T cell product for the treatment of lymphoma and pancreatic cancer (MT-601)
- Off-the-Shelf ("OTS") product in various indications (e.g., MT-401-OTS in AML or MDS)

We do not genetically engineer our MAR-T cell therapies and we believe that our product candidates are superior to T cells engineered with chimeric antigen receptors, or CAR-T, for several reasons including:

- Multiple targets → enhanced tumoricidal effect→ minimized tumor immune escape
- Clinical safety → no treatment-related side effects, including immune effector cell-associated neurotoxicity syndrome (ICANS) or other severe adverse effects (SAEs), were attributed to the use of MAR-T cell therapies to date
- Non-genetically engineered T cell products → selective expansion of tumor-specific T cells from a patient's or donor's blood capable of recognizing a broad range of tumor antigens → no risk of mutagenesis and reduced manufacturing complexity → lower cost


Single antigen targeted therapies
Heterogeneous Tumor
Mono-Specific T cells
Tumor Immune Escape
Marker's MAR-T cell approach
MAR-T cells
Targeting Multiple Antigens for Improved Outcomes
In contrast to mono-specific T cells, MAR-T cells recognize up to 6 antigens for a more potent, durable anti-tumor response.

For these reasons, we believe our endogenous T cell receptor-based therapies may provide meaningful clinical benefit and safety to patients with both hematological and solid tumors.

We believe that the simplicity of our manufacturing process allows additional modifications to expand MAR-T cell recognition of cancer targets. For example, we are assessing the potential of combining MAR-T cell products with other products.

Company-Sponsored Clinical Development of MAR-T Cell Therapies

MT-601 for the Treatment of Lymphoma

We developed MT-601, a MAR-T cell product capable of recognizing multiple target antigens expressed by the tumor, thereby limiting tumor adaptation by negative antigen selection or downregulation.

We are evaluating the safety and efficacy of MT-601 in a Phase 1, multicenter, open-label study (APOLLO) in participants with relapsed lymphoma who either failed or are ineligible for anti-CD19 CAR-T cell therapy. MT-601 is a MAR-T cell product that specifically targets six different tumor antigens upregulated in lymphoma cells (Survivin, PRAME, WT1, NY-ESO-1, SSX-2, MAGEA-4). Although CD19-targeting CAR-T cell therapies have gained acceptance as treatment for patients with lymphoma, 40-60% of patients relapse within the first year of treatment (Chong et al, N Engl J Med, 2021; Neelapu et al, Blood, 2023.). These post-CD19 CAR-T relapsed patients currently have no approved standard of care, illustrating a high unmet medical need and urgency for new therapies. In addition, CAR-T cells are associated with severe side effects such as CRS or ICANS and may increase the risk for secondary malignancies (U.S. Food and Drug Administration, November 28, 2023). Data from clinical trials to date have demonstrated that MAR-T cells are well tolerated with no evidence of ICANS. In addition, Marker's non-engineered MAR-T cell approach selectively expands natural tumor-specific T cells from a patient's blood that can recognize a broad range of tumor antigens, minimizing the risk of mutagenesis.

In August 2022, the FDA cleared our IND application for MT-601 for the treatment of patients with relapsed non-Hodgkin lymphoma who have failed or are ineligible to receive anti-CD19 CAR-T cell treatment. The Phase 1 APOLLO trial was initiated in January 2023. In June 2023, we reported first enrollment in the dose escalation stage of the Phase 1 study. In August 2025, the Company provided an update on the progress and clinical observations from the Phase 1 study, with a data cutoff date of June, 2025. In this update, clinical data was available for a total of 24 B cell lymphoma patients from 7 clinical sites across the United States, including 15 patients with Non-Hodgkin Lymphoma ("NHL") and 9 patients with Hodgkin Lymphoma ("HL"). At the time of the data cutoff, 12 NHL and 9 HL patients have been assessed. Study participants showed objective responses and a favorable safety profile with and without lymphodepletion.

Key findings from the APOLLO study include:

- **Safety** – The dose escalation portion of the study tested doses ranging from $100x10^6$-$400x10^6$ cells. Infusion of MT-601 was well tolerated in all study participants, with no observation of immune-effector cell associated neurotoxicity syndrome (ICANS) and two reported Grade 1 cytokine release syndrome ("CRS") events (fever; no treatment was required). No dose limiting toxicities ("DLTs") or immune effector cell-associated neurotoxicity syndrome ("ICANS") have been reported to date.

- **Efficacy and Duration of Response** – Eight out of 12 NHL patients achieved objective responses (66%), with 6 patients demonstrating complete response ("CR") as best response (50%). Durable responses were observed (range 3-24 months) with 5 NHL patients showing continued response over 6 months, including 3 patients with over 12 months durability. Seven out of 9 HL patients had objective responses (78%), with 1 patient demonstrating CR (11%) highlighting the versatility of MT-601 across multiple histologies.

Based on these favorable safety and efficacy outcomes, the study has advanced to the dose expansion phase, evaluating MT-601 at the highest dose level in patients with Diffuse Large B Cell Lymphoma ("DLBCL") who have relapsed after anti-CD19 CAR-T therapy or are ineligible for CAR-T treatment.

MT-601 for the Treatment of Pancreatic Cancer

We reported data for a Phase 1/2 clinical trial (TACTOPS) conducted at Baylor College of Medicine demonstrating encouraging objective clinical responses and a disease control rate of 84.6% when combining MAR-T cells (targeting five TAAs) with frontline chemotherapy in patients with pancreatic cancer. To date, no cytokine release syndrome or neurotoxicity have been observed in this trial (Musher BL, Vasileiou S, Smaglo BG et al, Nat Med, 2026).

In January 2022, the FDA granted orphan drug designation to MT-601 for the treatment of patients with pancreatic cancer. The FDA cleared our IND application for MT-601 in November 2022 to initiate the PANACEA study, a Phase 1 multicenter clinical trial in locally advanced, unresectable or metastatic pancreatic cancer to assess the safety and efficacy of MT-601 in combination with front-line chemotherapy. The PANACEA trial will include a dose escalation portion followed by a dose expansion portion. In 2024, the Company was awarded a $9.5 million grant from the Cancer Prevention & Research Institute of Texas ("CPRIT") and a $2 million grant from the National Institutes of Health ("NIH") Small Business Innovation Research ("SBIR") program to support the clinical investigation of MT-601 in patients with metastatic pancreatic cancer. With the support of these grants, we will be able to advance MT-601 in pancreatic cancer without affecting our operations in the ongoing study of MT-601 in patients with lymphoma.

MT-401-OTS Program

Since January 2024, Marker has been advancing MT-401 in an OTS program in patients with AML or MDS in the Phase 1 RAPID study. MT-401-OTS has the potential to provide a fast treatment option for patients with rapidly progressing diseases. The Company believes that using commercially available leukapheresis material from heathy donors can facilitate large-scale manufacturing and expedite treatment as fast as 72 hours, while also enabling broader scalability and accessibility of cell therapies at a lower per-dose cost. We have established a cellular inventory manufactured from heathy donors, and anticipate that a single donor could provide treatment for approximately 40 patients.

In October 2025, the Company announced that the first patient has been treated in the OTS program, with encouraging preliminary safety data. This observation is consistent with the favorable safety profile and tolerability previously reported for MAR-T cells. The OTS product will be initially investigated in patients with AML or MDS, with the potential to be expanded to other indications.

With the grant support from the FDA Orphan Products Grant program, NIH Small Business Innovation Research ("SBIR") program and the Cancer Prevention and Research Institute of Texas ("CPRIT"), the Company will be able to advance the OTS program without affecting the investigation of its lead asset, MT-601, in patients with relapsed lymphoma.

Pipeline

Our clinical-stage pipeline is set forth below:

HEMATOLOGIC MALIGNANCIES
INDICATION
PRECLINICAL
IND
PHASE 1
PHASE 2
Lymphoma
Patient-specific
MT-601
AML
Off-the-Shelf (OTS)
MT-401-OTS
SOLID TUMORS
INDICATION
PRECLINICAL
IND
PHASE 1
PHASE 2
Pancreatic Cancer
Patient-specific
MT-601

Our Strategy

Our MAR-T cells are designed to enhance the capacity of non-engineered T cells to identify and kill cancer by increasing the diversity and quantity of naturally occurring cancer killing T cells within the patient.

Our goal is to become a leader in the development and commercialization of transformative immunotherapies for the treatment of hematological malignancies and solid tumors. We are developing a portfolio of highly differentiated T cell therapies utilizing the MAR-T cell platform that we believe has the potential to significantly disrupt the current cell therapy landscape, while substantially improving survival and quality of life for patients with cancers.

The key elements of our strategy include:

● *Expedite clinical development, regulatory approval, and commercialization of our lead product candidates.*

Based on the encouraging clinical data from the Phase 1 APOLLO study, we are prioritizing the advancement of MT-601 in patients with relapsed lymphoma and plan to advance the OTS program initially in patients with AML or MDS, with the potential to be expanded to other indications.

We intend to initiate future additional clinical trials in other tumor types based on emerging data.

● *Continue to collaborate with our partners and increase our clinical activities to improve and develop adoptive cell therapy technologies.*

We intend to continue to contract and collaborate with third-parties to perform a wide variety of services to ensure the continuation of our research and development efforts, with the goal of optimizing our manufacturing process, product quality and commercial scalability. Marker previously optimized the MAR-T cell manufacturing process by decreasing the number of manipulations, semi-closing the system and reducing the total manufacturing time from the original 36 days (BCM studies) to nine days. We believe the improved manufacturing process enables products with increased antigen specificity and diversity, both of which have a strong linear correlation to anti-tumor activity and has resulted in a four-fold increase in potency in vitro.

● *Invest in our platform to maximize the beneficial outcomes for cancer patients.*

We plan to explore new product opportunities by increasing and/or customizing the antigens we target to expand the indications in which the MAR-T cell products will be efficacious, including hematologic malignancies or solid tumors. Additionally, our research and development efforts may include the exploration of different doses and/or frequency of dosing and the relationship of these factors with potential therapeutic benefit.

● *Leverage our relationships with our founding institutions, scientific founders and other scientific advisors.*

Our world-renowned scientific founders and scientific advisors have made seminal contributions to major discoveries in the field of immuno-oncology, and have significant experience in oncology, immunology and cell therapy. We intend to significantly leverage the knowledge, experience and advice of our scientific founders and advisors, as well as the institutional expertise of BCM and our other major institutional partners, to advance our therapies through the clinic and into commercialization.

Background and History of Cancer Immunotherapies

Despite advances in options for treatment, cancer continues to be one of the main causes of death in developed countries. Historically, cancer therapy has been constrained to surgery, radiation, and chemotherapy. More recently, advances in the understanding of the immune system's role in cancer surveillance have led to immunotherapy becoming an important treatment approach. Cancer immunotherapy began with treatments that nonspecifically activated the immune system and had limited efficacy and/or significant toxicity. In contrast, newer immunotherapy treatments activate specific, potent immune cells, leading to improved safety and efficacy. Within the immunotherapy category, treatments have included vaccines, cytokine therapies, antibody therapies, and adoptive cell therapies.

In 1996, Dr. Dana Leach, Dr. Matthew Krummel and Dr. James Allison reported that monoclonal antibodies, or mAbs, blocking CTLA-4 could treat tumors in animal models. Subsequently, mAbs that targeted CTLA-4 and PD-1 became known as immune checkpoint inhibitors, or ICIs. Immune checkpoints are a means by which cancer cells inhibit or turn down the body's immune response to cancer. By interfering with these cloaking mechanisms, ICIs have shown an ability to activate T cells, shrink tumors, and improve patient survival. Recent clinical data from checkpoint inhibitors such as ipilimumab, nivolumab and pembrolizumab have confirmed both the validity of this approach and the importance of T cells as promising tools for the treatment of cancer.

Despite these many advances, there persists a significant unmet need in cancer therapeutics. We believe that the use of human cells as a therapeutic modality to re-engage the immune system will be the next significant advancement in the treatment of cancer. These cellular therapies may avoid the long-term side effects associated with current treatments and have the potential to be effective regardless of the type of previous treatments patients have experienced.

T Cell Therapy Overview

The field of adoptive cell transfer is currently comprised primarily of chimeric antigen receptor ("CAR") and T cell receptor ("TCR") engineered T cells and has emerged from principles of basic immunology to become a paradigm-shifting clinical immunotherapy. T cell therapy, which we believe has evolved as one of the most promising branches of immunotherapy. T cell immunotherapy involves the infusion of T cells into a patient. Immune cells used for immunotherapy treatments can either be collected from the patient (autologous) or harvested from a donor (allogeneic). The cells are retrieved and either genetically modified to express tumor-specific CARs or TCRs or stimulated with specific antigens. The cells are then cultured to proliferate, and the proliferated cells are infused into the patient. Upon infusion, the cells can target and eliminate cancerous cells. Unlike chemotherapy, which is unable to distinguish between healthy and malignant cells, T cells produced for immunotherapy can selectively attack cancer cells that express the target antigen(s). This leads to a more effective treatment platform with fewer side effects. Some of these infused T cells may remain in the body for long periods, providing immunological memory, thus leading to longer and more durable responses.

TCRs and CARs have distinct signaling properties and antigen sensitivities. TCRs recognize peptide fragments from proteins expressed either inside the cell or on the cell surface, which are presented to T cells via major histocompatibility complex ("MHC") molecules. CARs are programmed to recognize a specific cell surface protein. Because CARs are specific for a single antigen, or more precisely a single epitope within the single antigen, they are very narrowly focused and have limitations. When a CAR-T cell product is applied to a specific antigen of a heterogeneous disease, CAR-T cells may leave behind tumor cells that do not express the target antigen, which can lead to tumor relapse due to immune escape.

Our approach is to avoid genetic engineering by relying upon the native T cell receptor, which has evolved over millions of years to provide T cells with an exquisite capacity to recognize and kill cancer cells. Use of the native T cell receptor is the bedrock of our versatile immunotherapy, which is intended to provide a cost-effective and non-toxic strategy to target multiple tumor antigens and lead to durable responses. The process entails expanding tumor-specific T cells from patients (autologous), or a patient's hematopoietic stem cell donor (allogeneic). This is achieved by *in vitro* manipulation consisting of co-culturing a patient's or donor's antigen presenting cells with patient (or donor) peripheral blood mononuclear cells, or PBMCs, respectively. As a source of antigen, we use overlapping peptide libraries spanning each of several immunogenic target antigens that are typically associated with certain types of cancer. These peptides are at least 15 amino acids in length, overlapping by approximately 11 amino acids and span the entire length of each of the target antigens. This typical footprint of peptides allows us to induce both CD4$^+$ (helper) and CD8$^+$ (cytotoxic) T cells. Following manufacture, these cells are frozen and stored for later infusion. Once infused, the natural characteristics of T cells take over and the T cells multiply in quantity, forming an army of T cells that kill the targeted cancer cells.

MAR-T Cell Therapies

We are advancing two MAR-T cell therapies through clinical development:

- *Autologous MAR-T cell therapies* – The autologous product targets the NY-ESO-1, PRAME, MAGE - A4, Survivin, WT1 and SSX2 antigens (MT-601). We recently reported updated clinical data from our Phase 1 clinical trial investigating MT-601 for the treatment of patients with lymphoma who have relapsed after CAR-T therapy. In addition, we received an Investigational New Drug (IND) cleared by the U.S. FDA to investigate MT-601 in a Phase 1 trial in patients with pancreatic cancer in combination with frontline chemotherapy.

- *Off-the-Shelf ("OTS") MAR-T cell therapies* – The OTS product targets WT1, NY-ESO-1, PRAME, and Surviving antigens (MT-401-OTS). Enrolled patients are matched to the pre-manufactured inventory of MT-401-OTS products based on their human leukocyte antigen ("HLA"). Because the MT-401-OTS product inventory is pre-manufactured, the T cell product is delivered to the patient in a significantly shorter amount of time than a patient-specific T cell product.

While the blood source and the antigens for stimulation differ between our autologous and OTS products, the manufacturing process for each product is identical.

Cancers are heterogeneous in their expression of antigens. Tumors generally consist of individual cancer cells expressing different antigens, and each of those antigens can be present at a different level that can change over time. Therapies targeting only a single antigen are vulnerable to evolutionary escape mechanisms.


Single antigen targeted therapies
Heterogeneous Tumor
Mono-Specific T cells
Tumor Immune Escape

While single-antigen specific therapies can eliminate all the tumor cells expressing the targeted antigen, the residual tumor cells that do not express that antigen may survive and expand. In addition, tumor cells may also downregulate or mutate the targeted antigen, thus becoming invisible to the T cell therapy. Both phenomena create a transformed tumor that is impervious to that therapy. This process is referred to as antigen-negative tumor escape.

Our solution to the problem of tumor heterogeneity is the development of T cell products that are intended to simultaneously attack multiple tumor-expressed antigens and thereby enable more complete initial tumor targeting, thus minimizing the subsequent opportunity for the cancer to engage escape mechanisms. We believe that by targeting up to six tumor-specific antigens, our MAR-T cell approach facilitates robust killing of targeted cancer cells and minimizes tumor escape.


Marker's MAR-T cell approach
MAR-T cells
Targeting Multiple Antigens for Improved Outcomes
In contrast to mono-specific T cells, MAR-T cells recognize up to 6 antigens for a more potent, durable anti-tumor response.

We believe our proprietary MAR-T cell platform may have meaningful advantages over current CAR and TCR-engineered cell therapy approaches. Compared to current gene-modified T cell therapies, the MAR-T cell product candidates are characterized by the following:

- **Clinical benefits observed in early-stage clinical trials in multiple cancer indications.**

Based on our observations in clinical trials in AML, pancreatic cancer, lymphoma, ALL and MM, we believe that the MAR-T cell therapies have the potential to mediate a meaningful anti-tumor effect, as well as significant in vivo expansion of T cells. For example, in BCM's Phase 1 clinical trial in lymphoma (TACTAL), there were complete responses, or CRs, in six of the fifteen evaluable patients with both Hodgkin lymphoma and non-Hodgkin lymphoma with active disease. Significantly, no patient with a CR has subsequently relapsed with disease, whereas typically 30% or more of patients with CR in reported CAR-T studies relapse within one year (Vasileiou et al., J Clin Oncol, 2021). In patient results to date in this trial, observed therapeutic responses appear to be highly durable, with some patients being relapse-free beyond five years. In 2023, Marker treated the first patient in the Phase 1 APOLLO trial investigating the safety and efficacy of MT-601 in patients with lymphoma. Marker recently provided an update on the progress and clinical observations from the study highlighting durable objective responses and a favorable safety profile in relapsed lymphoma.

- **Non-genetically modified T cells.**

Unlike CAR and TCR-based approaches, the MAR-T cell therapy does not require genetic modification of T cells, a costly and complex process that significantly complicates the manufacturing of a patient product. We believe our MAR-T cell therapy represents a safe alternative to CAR-T cells and can be manufactured at a fraction of the cost of a gene-modified T cell product, with substantially reduced complexity of manufacturing.

- **Low incidence rate of adverse events.**

As of February 2026, the infusion of MAR-T cells was generally well tolerated by the patients across clinical trials in hematological and solid tumor indications, and no dose limiting toxicities or neurotoxicity were attributed to the use of MAR-T cells to date. This appears to compare favorably with published CD19 CAR-T studies that have been associated with substantial tolerability and safety concerns, and investigations by the FDA regarding the risk of CAR-T cell therapies to potentially induce secondary cancers.

- **Capable of addressing a broad repertoire of cancer cells.**

While CAR-T and TCR therapies generally target a single epitope, our manufacturing process selects for T cells that are specific for multiple peptides derived from several targeted antigens. Deep gene sequencing of our products shows that a typical patient dose usually consists of approximately 4,000 unique T cell clonotypes, some of which target up to six different tumor-associated antigens. The six antigen targets can be recognized by a very wide range of T cells, and we believe that this multi antigen approach facilitates robust killing of targeted cancer cells and minimizes tumor escape.

Clinical Development of Our MAR-T Cell Therapies by BCM

The following clinical trials were conducted by BCM pursuant to our strategic alliance. In each trial, correlative studies showed significant expansion of MAR-T cells in vivo.

Lymphoma

BCM evaluated MAR-T cells (5 TAA product) in a Phase 1 clinical trial for the treatment of patients with lymphoma. A total of 32 patients received two protocol-specified infusions of MAR-T cells, 14 with Hodgkin lymphoma, or HL, and 18 with aggressive non-Hodgkin lymphoma, or NHL.

As reported in a publication by Vasileiou et al., BCM had treated 15 patients with active disease (active lymphoma group), all of whom had completed a follow-up period beyond three months post-infusion. These patients were heavily pre-treated and had failed a median of five prior lines of therapy (range four to eight) for the HL patients and a median of three prior lines of therapy (range three to four) for the NHL patients. As illustrated below, in the active lymphoma group, six patients achieved CR and nine patients had experienced stable disease. None of the patients in CR had relapsed, and the range for the duration of CR in these patients was between two and over five years after being infused with MAR-T cells with the exception of one patient who died of an unrelated pneumonia while in a CR. Responses in all six patients who entered CR were associated with an expansion of infused T cells, as well as induction of broad-based antigen spreading across many tumor-associated antigens.

Phase I - Active Lymphoma Clinical Trial Outcomes

ID	Age/G	Prior Therapies	Months 2–22	BOR (Time to Relapse)
1*	31/F	9		SD (1.4 mo)
2*	55/F	3		CR (3.2mo) Died of unrelated pneumonia
4*	38/M	7		CR (60.8 mo)
5*	44/F	4		SD (2.5 mo)
9	46/M	4		CR (59.4 mo)
10	46/F	3		CR (48.7 mo)
11	31/F	9		SD (9 mo)
13	69/M	3		CR (38.5 mo)
14	54/M	3		SD (6 mo)
15	18/F	5		SD (3.1 mo)
16	48/M	4		CR (30.9 mo)
19	49/M	7		SD (1.4 mo)
20	54/M	4		SD (4.1 mo)
21	64/M	5		SD (1.4 mo)
22	68/M	3		SD (5 mo)

Progressive Disease ● Complete Response ● Stable Disease ● Another line of therapy while in SD

*Antigen Escalation Cohort
Source: Vasileiou et al. T-Cell Therapy for Lymphoma Using Nonengineered Multiantigen-Targeted T Cells Is Safe and Produces Durable Clinical Effects. JCO. 2021 Jan 28

BCM also treated 17 patients, including one patient who was treated a second time after a relapse, in remission (adjuvant lymphoma group). Like the active lymphoma group, these patients were heavily pre-treated with seven patients with HL treated with a median of 4 prior lines of therapy (range: three to five) and 10 patients with NHL with a median of three prior lines of therapy (range: one to five). As illustrated below, in the adjuvant lymphoma group, all 17 patients had entered CR, with 14 patients in continued complete remission, or CCR, without relapsing. The duration of responses ranged from approximately nine months to over five years.



In both treatment groups, the MAR-T cells were well tolerated, with no drug-related serious adverse events.

Pancreatic Cancer

In May 2020, we reported interim data from an ongoing Phase 1/2 clinical trial investigating MAR-T cells for the treatment of pancreatic adenocarcinoma being conducted by BCM. In 2020, we reported that in this trial, BCM administered MAR-T cells to a total of 31 patients with advanced or borderline resectable pancreatic adenocarcinoma in three arms: 13 patients in Arm A, which included patients with unresectable/metastatic disease who were responding to standard first-line chemotherapy; 12 patients in Arm B, which included patients with progressive disease or therapy intolerance; and eight patients in Arm C, which includes patients with surgically resectable disease.

Overall, we have observed a clinical benefit correlated with the detection of tumor-reactive T cells in patient peripheral blood (Arms A, B and C) and within tumor biopsy samples (Arm C) post-infusion. No cytokine release syndrome or neurotoxicity has been observed in any arm of the trial to date.

Arm A was designed to evaluate the safety and potential efficacy of using MAR-T cell therapy as part of first-line treatment for patients with pancreatic cancer. These patients in the chemo-responsive arm have completed at least three months of standard-of-care chemotherapy (gemcitabine/nab-paclitaxel or FOLFIRINOX), which is the period during which a response to chemotherapy would typically occur, before receiving up to six administrations of MAR-T cell therapy in conjunction with chemotherapy.

- Out of the 13 evaluable patients (best overall response):

    - four patients experienced objective responses after administration of MAR-T cells;

    - one patient experienced a radiographic complete response occurring at month nine after starting chemotherapy;

    - three patients experienced partial responses per RECIST occurring at six-nine months after starting chemotherapy;

    - six patients experienced stable disease;

    - one patient experienced a mixed response.

- Patients had durable cancer control with nine of the 13 patients exceeding historical control of overall survival;

- Five patients enrolled in the study were not administered MAR-T cells, either because of disease progression (four patients) which made them ineligible for treatment, or because insufficient starting material from the patient was available for manufacturing (one patient);

- Evidence of epitope-spreading was observed in all responders, suggesting that the MAR-T cell therapy triggered the recruitment of a broader endogenous immune system response for improved anti-tumor activity;

- No infusion-related reactions, cytokine release syndrome or neurotoxicity was observed;

In patients responding to therapy, significant expansion of the infused MAR-T cell therapy was observed.

Acute Myeloid Leukemia

To date, available treatments for post-transplant AML patients are limited and include donor lymphocyte infusion, which has an approximately 15% overall response rate but a 30% to 50% risk of severe and debilitating graft-versus-host disease. The five-year mortality rate for patients who receive an allogeneic HSCT exceeds 50%, and patients who relapse after a transplant have a survival expectation of approximately 4.5 months.

BCM conducted a Phase 1 AML/MDS clinical trial investigating MAR-T cells for the treatment of patients with post-transplant AML. In this trial, patients in remission with high risk for relapse, as well as patients with active disease post-transplant were treated. As reported in a 2021 publication by Lulla et al., 11 of the 17 patients in the adjuvant disease setting dosed with the MAR-T cell therapy after receiving an allogeneic HSCT did not relapse during the follow-up period of the study, with 11 of 15 patients (two patients were each treated during two different remissions) remaining alive (estimated two-year overall survival of 77%) at a median follow-up of 1.9 years post-infusion which compares favorably with HSCT outcomes for risk-matched AML/MDS patients post-HSCT.

Additionally, eight patients were treated for active disease that was resistant to salvage therapy post-HSCT with a median of five prior lines of therapy (range: four to ten). One of the eight patients crossed over from the adjuvant group while two patients enrolled twice, but all three patients had active AML that failed another line of salvage therapy after their first MAR-T cell infusion. Two of the eight patients achieved objective responses with one complete response and one partial response, with six patients continuing with stable disease.

In this trial, the infusion of MAR-T cells was well tolerated, with no drug-related serious adverse events and no instances of greater than Grade 2 acute graft-versus-host disease or moderate-severe chronic GVHD. The maximum grade treatment-related adverse event was seen in one patient in the adjuvant disease group who had a possibly drug-related Grade 3 elevation of liver enzymes but was treated with prednisone with complete resolution. After discontinuing treatment and receiving decitabine, the patient relapsed and later re-enrolled in the trial in the active disease group and entered CR for 13 months and survived for 2.5 years.

Process Development and Manufacturing of the MAR-T Cell Therapies

In the manufacturing process, blood is drawn from either the individual patient (in the case of the autologous T cells) or from healthy donors/commercially available leukapheresis material (in the case of the OTS program). Although the T cells that are selected and expanded by our process exist in a patient's circulating blood, these T cells are often present at very low frequencies. Researchers at BCM believe that these T cells are adversely affected by the suppressive tumor microenvironment. It is a well-accepted concept that cancers not only evade immune detection but often actively suppress the function of the human immune system. Our manufacturing and culturing process is intended to (1) identify the T cells specific for the antigens that we intend to target, (2) restore these T cells to functionality with respect to their anti-tumor capability and (3) expand the population of those T cells specific for our targets to achieve the required patient dose.

After blood is drawn, PBMCs are isolated and used to manufacture a patient-specific product. These cells are placed inside a cell culture device and combined with an experimentally optimized mix of GMP-grade cytokines that is used to restore and enhance the functional capability of the cultured T cells. In addition, libraries of overlapping peptides, which we refer to as peptide pools, are added to the cell culture. Each peptide within a peptide pool represents a small segment of a target antigen, which a T cell might recognize. Each library represents the entire protein sequence of a target antigen, with each peptide overlapping significantly with the peptides adjacent to it within the antigen's protein sequence. This overlapping structure allows us to isolate, activate and expand any T cell that is specific for any segment of the antigens that we target in the unique genetic background of every patient.

Inside the cell culture device, PBMCs, including T cells and antigen-presenting cells, are exposed to the stimulating peptide pools. This results in the selective expansion of T cells that specifically recognize the target antigens. At the end of the manufacturing process, the resulting product is a mix of helper (CD4+) and cytotoxic (CD8+) T cells that recognize the targeted antigens.

Once cell manufacturing is complete, the product is tested for identity, sterility, phenotype and functionality before it is released for infusion into a patient. Sampling of product indicates that, on average, approximately 4,000 different T cell clonotypes are present in a typical 5-antigen-specific patient product.

Upon release of the final patient product, the cells are frozen and transported to the site where the cells will be administered.

Manufacturing

Our manufacturing process was originally developed at Baylor College of Medicine, where we initially conducted our clinical trials. We continue to contract and collaborate with BCM and others to perform a wide variety of services to ensure the continuation of our research and development efforts, with the goal of optimizing our manufacturing process, product quality and commercial scalability.

On February 22, 2024, we entered into a Master Services Agreement for Product Supply (the "MSA") with Cell Ready for the provision of various products and services by Cell Ready. Cell Ready, which is owned by one of our former directors, Mr. John Wilson, is a contract development and manufacturing organization (CDMO). On March 27, 2025, we mutually agreed with Cell Ready to terminate the MSA. In connection therewith, we entered into a settlement and release agreement with Cell Ready pursuant to which we paid Cell Ready approximately $453,000 and we provided one another with mutual releases of all claims associated with any and all agreements between Marker and Cell Ready.

While BCM continues to supply us with products as we continue our clinical trials, in anticipation of the commencement of our larger pivotal trial for lymphoma in 2026, as well as the eventual need for commercial scale production, on June 16, 2025, the Company entered into a Statement of Work (the "SOW") with Cellipont Bioservices ("Cellipont"), a leading cell therapy Contract Development and Manufacturing Organization ("CDMO"), for the manufacturing of MT-601, the Company's lead MAR-T cell product. Pursuant to the SOW, Cellipont will provide technology transfer and cGMP manufacturing services to support the scale-up and production of MT-601 for Marker's APOLLO study.

However, there is no guarantee that we will or have properly estimated our required manufacturing capacities or that the third parties on which we rely to manufacture our products will be able or willing to perform on our proposed timelines or to meet our manufacturing demands, if at all. If any of our third-party vendors experience disruptions, or otherwise cease or substantially reduce the amount of products they are willing to supply us, our business and operations could be adversely affected. See "Risk Factors".

During the years ended December 31, 2025 and 2024, we incurred $0.8 million and $5.8 million, respectively, in expenses related to Cell Ready services and manufacturing costs, as well as $0.5 million during the year ended December 31, 2025 in connection with the termination of the MSA as noted above. During the years ended December 31, 2025 and 2024, we paid $2.6 million and $5.5 million, respectively related to Cell Ready invoices received. During the years ended December 31, 2025 and 2024, we incurred $3.2 million and approximately $7,000, respectively, in expenses related to BCM services and manufacturing costs. During the years ended December 31, 2025 and 2024, we paid approximately $3.0 million and $0.1 million related to BCM invoices received, respectively. During the years ended December 31, 2025 and 2024, we incurred $0.7 million and nil, respectively, in expenses related to Cellipont services and manufacturing costs. During the years ended December 31, 2025 and 2024, we paid $0.6 million and nil related to Cellipont invoices received, respectively.

Competition

We face competition from numerous pharmaceutical and biotechnology companies, as well as from academic institutions, private and public research institutions, and government agencies. Treatment of relapsed patients with lymphoma remains a challenge with relatively low overall survival rates. To date, there are four CD19-directed CAR-T cell therapies (Yescarta, Kymriah, Tecartus, and Bryanzi) approved for patients with relapsed lymphoma. However, up to 60% of CD19 CAR-T cell treated patients will relapse, particularly in the third line setting (Chong EA et al, N Engl J Med, 2021). This highlights a significant unmet medical need for alternative and more effective treatments. Our MAR-T cell drug candidates may compete with product candidates from a number of companies, which are developing various types of immunotherapies to treat cancer, including non-CD19 targeting CAR-T cells that target different antigens beyond CD19, multi-targeted CAR-T cells as well as NK-CAR therapies. In addition, bispecific antibodies represent promising therapies for patients with lymphoma and provide competition in the oncology space. To date, MT-601 is the only natural T cell product that targets multiple tumor antigens being explored for CAR relapse patients with lymphoma. Therefore, MT-601 fills a void in the market by providing much needed treatment option to the lymphoma patient population.

We believe that our non-engineered T cell therapy approaches will be synergistic and may improve therapies being developed by potential competitors. Many companies and institutions, either alone or together with their collaborative partners, have substantially greater financial, technical and human resources, and significantly greater experience than we do in the following:

- drug discovery;

- developing products;

- undertaking preclinical testing and clinical trials;

- obtaining FDA and other regulatory approvals of products; and

- manufacturing, marketing, distributing and selling products.

Accordingly, our competitors may succeed in obtaining patent protection, receiving FDA and other regulatory approval or commercializing products that compete with our drug candidates.

In addition, any drug candidate that we successfully develop may compete with existing therapies that have long histories of safe and effective use. Competition may also arise from:

- other drug development technologies and methods of preventing or reducing the incidence of disease;

- new small molecules; and/ or

- other classes of therapeutic agents.

We face, and will continue to face, competition from other companies for collaborative arrangements with pharmaceutical and biotechnology companies, for establishing relationships with academic and research institutions and for licenses to drug candidates or proprietary technology. These competitors, either alone or with their collaborative partners, may succeed in developing products that are more effective than ours.

Our ability to compete successfully will depend, in part, on our ability to:

- develop proprietary products;

- develop and maintain products that reach the market first, are technologically superior to and/or are of lower cost than other products in the market;

- attract and retain scientific, product development and sales and marketing personnel;

- obtain patent or other proprietary protection for our products and technologies;

- obtain required regulatory approvals; and

- manufacture, market, distribute and sell any products that we develop.

In a number of countries, including in particular, developing countries, government officials and other groups have suggested that pharmaceutical companies should make drugs available at a low cost. In some cases, governmental authorities have indicated that where pharmaceutical companies do not do so, their patents might not be enforceable to prevent generic competition. Some major pharmaceutical companies have greatly reduced prices for their drugs in certain developing countries. If certain countries do not permit enforcement of any of our patents, sales of our products in those countries, and in other countries, could be reduced by generic competition or by parallel importation of our product. Alternatively, governments in those countries could require that we grant compulsory licenses to allow competitors to manufacture and sell their own versions of our products in those countries, thereby reducing our product sales, or we could respond to governmental concerns by reducing prices for our products. In all these situations, our results of operations could be adversely affected.

BCM Exclusive License Agreement

On March 16, 2018, we entered into an exclusive license agreement, or the BCM License Agreement, with BCM, under which we received a worldwide, exclusive license to BCM's rights in and to certain intellectual property rights, including European patent EP 2470644 (estimated expiration date August 24, 2030), to develop and commercialize MAR-T cell product candidates.

Exclusive License to BCM's Subject Technology:

1. "Generation of CTL Lines with Specificity Against Multiple Tumor Antigens or Multiple Viruses"

2. "Pepmixes to Generate Multiviral CTLs with Broad Specificity"

3. "Immunogenic Antigen Identification from a Pathogen and Correlation to Clinical Efficacy"

4. "T cell performance assay as a prognostic factor for clinical outcome"

In partial consideration for the exclusive rights granted under the BCM License Agreement, Marker Cell Therapy, Inc., an entity that is now our wholly owned subsidiary, issued shares of its common stock to BCM valued at approximately $5.0 million at the time of issuance. Such initial equity issuance was exchanged into merger consideration of 149,081 shares of our common stock and warrants to acquire 54,064 shares of our common stock in connection with the merger we completed in October 2018, each as adjusted to reflect the reverse stock split that we effected in January 2023. Additional consideration includes a royalty paid on net sales by us to BCM according to the royalty schedule in the BCM License Agreement. The royalty fee schedule is based on aggregate net sales in four different ranges: (1) less than $500 million, (2) $500 million to $1.0 billion, (3) $1.0 billion and over, and (4) $2.0 billion and over. The corresponding royalty percentages range from 0.65% to 5.0% - increasing in proportion to the aggregate net sales. The royalty fee may be reduced in the event that we must pay additional royalties with respect to third-party owned patent rights or technology necessary for the use, manufacture or sale of a licensed product. We also agreed to pay BCM up to an aggregate of $64.85 million in milestone payments upon the occurrence of nine particular milestones relating to completion of the first dosing in the first Phase 3 clinical trial for a first and second distinct product, receipt of approval from the FDA and the achievement of certain net sales goals. We are also responsible for sublicensing fees. In addition, under the BCM License Agreement, we are responsible for reimbursing BCM for patent-related expenses. BCM is responsible for filing, prosecuting and maintaining all patent applications and patents included in the licensed patent rights, and we have agreed to reimburse BCM for all such related legal costs incurred after the date of the BCM License Agreement, except such legal costs shall be reduced on a pro-rata basis on a patent or patent application basis should BCM license such patent or patent application in additional fields of use to any third party.

In addition, upon a liquidity event (as defined in the BCM License Agreement) of the Company, BCM will receive a liquidity incentive payment of 0.5% of the liquidity event proceeds (as defined in the BCM License Agreement).

We have agreed to indemnify BCM and certain persons affiliated with BCM against claims and liabilities directly or indirectly related to or arising out of the design, process, manufacture or use by any third party of the licensed products, even though such claims and liabilities result in whole or in part from the negligence of the BCM indemnified parties or are based upon doctrines of strict liability or product liability, but not claims or liabilities arising from the gross negligence or intentional misconduct of any such BCM indemnified parties.

Unless terminated sooner, the license will expire on a licensed product-by-product basis and country-by-country basis, on the later of (1) the date of expiration of the last valid claim of patent rights to expire that covers the sale of such licensed product in such country, or (2) the first date following the tenth anniversary of the first commercial sale of first licensed product by us in such country. After such expiration, but not termination, the licenses granted to us shall survive and become a perpetual, paid-in-full license in such country with respect to such licensed product.

We have the right in our sole discretion to terminate the BCM License Agreement upon 60 days' written notice to BCM. BCM has the right to terminate the agreement upon material default or failure of us of our overall obligation to perform any of the terms, covenants or provisions of the license agreement, including failure to make timely payment, taken as a whole, and which default or failure remains uncured thirty days after written notice from BCM of such material default or failure to correct such default or failure. Notwithstanding the foregoing, if a material default or failure is not susceptible to cure within the 30-day cure period, BCM's right to terminate shall be suspended if, and for so long as, (1) we have provided BCM with a written plan that is reasonably calculated to effect a cure, (2) such plan is reasonably acceptable to BCM, in its sole but reasonable discretion, and (3) we commit to and do carry out such plan; provided, however, that, unless mutually agreed to by the parties in such plan, such suspension of BCM's right to terminate shall not extend beyond 60 days after the original cure period. In addition, either party's right to terminate the license agreement shall be tolled for so long as dispute resolution procedures are being pursued by the allegedly breaching party in good faith, and if it is finally and conclusively determined that the allegedly breaching party is in material breach, then the breaching party shall have the right to cure within 30 days after such determination. BCM also has the right to terminate the agreement if we shall (1) become involved in insolvency, dissolution, bankruptcy or receivership proceedings affecting the operation of our business, (2) make an assignment of all or substantially all of our assets for the benefit of creditors, or (3) if a receiver or trustee is appointed for us and we, after the expiration of 30 days following any of the enumerated events, are unable to secure a dismissal, stay or other suspension of such proceedings.

In the event of termination of the BCM License Agreement, but not expiration, all rights to the subject technology and patent rights thereunder shall revert to BCM, except to the extent necessary to exercise any surviving right or license thereunder. We may sell any licensed products actually in our possession at the effective date of termination, provided that we continue to pay to BCM royalties on all such sales in accordance with the license agreement, otherwise comply with the terms of the license agreement and sell all such licensed products within six months after the effective date of the termination.

In furtherance of the BCM License Agreement and as contemplated by the terms thereof, we entered into a Sponsored Research Agreement, or the SRA, with BCM, which provides for the conduct of research for us by credentialed personnel at BCM's Center for Cell and Gene Therapy.

We have entered into additional agreements with BCM with respect to a strategic alliance to advance pre-clinical research, early-stage clinical trials, and Phase 2 clinical trials with respect to our product candidates, as well as continued access to our clinical data, and product manufacturing and support, including personnel and space at the institution for the foreseeable future.

Cancer Prevention and Research Institute of Texas

In August 2021, we received notice of a Product Development Research award totaling approximately $13.1 million from CPRIT to support our clinical investigation of MT-401 (the "CPRIT AML Grant"). In December 2024, we received notice of an additional $9.5 million grant from CPRIT to support the clinical investigation of MT-601 in patients with pancreatic cancer (the "CPRIT Pancreatic Grant"). Both CPRIT grants contain identical terms surrounding intellectual property and revenue sharing.

Per the CPRIT grant agreements, we will retain ownership over any intellectual property developed under the contracts (the "Project Results"). With respect to non-commercial use of any Project Results, we agreed to grant to CPRIT a nonexclusive, irrevocable, royalty-free, perpetual, worldwide license with the right to sublicense any necessary additional intellectual property rights to exploit all Project Results by CPRIT, other governmental entities and agencies of the State of Texas, and private or independent institutions of higher education located in Texas, solely for academic, research, and other non-commercial purposes.

If our products become commercially saleable, we are obligated to make payments to CPRIT, with respect to net sales of any product covered in the contract, equal to a percentage of revenue ranging from the low-to-mid single digits. These payments will continue up to and until CPRIT receives an aggregate amount of 400% of the sum of all monies paid to us by CPRIT under the grant agreements. If we are required to obtain a license from a third party to sell any such product, the revenue sharing percentages may be reduced. In addition, once we have paid CPRIT 400% of the monies received under the grant agreements, we will continue to pay CPRIT a revenue-sharing percentage of 0.5% for the remainder of the Revenue Term as specified in the grant agreement.

Intellectual Property

Our commercial success will depend in part on our ability to obtain and maintain patent and other proprietary protection for our technology, inventions, improvements, and know-how related to the business; to defend and enforce proprietary rights, including any patents that we may own in the future; to preserve the confidentiality of our trade secrets and other intellectual property; to obtain and maintain licenses to use intellectual property owned by third parties; and to operate without infringing valid and enforceable patents and other proprietary rights of third parties. Our ability to stop third parties from making, using, selling, offering to sell, or importing our products may depend on the extent to which we have rights under valid and enforceable patents or trade secrets that cover these activities — for example, the rights obtained under exclusive license arrangements such as those pursuant to our BCM License Agreement. With respect to both licensed and company-owned intellectual property, we cannot be sure that patents will be granted with respect to any of our pending patent applications or with respect to any patent applications filed in the future, nor can we be sure that any of our existing patents or any patents that may be granted in the future will be commercially useful in protecting our commercial products and methods of manufacturing the same.

To achieve this objective, a strategic focus for us has been identifying and licensing key patents and patent applications that serve to enhance our intellectual property and technology position. Currently, all of our MAR-T cell intellectual property rights are licensed from BCM. Our intellectual property portfolio currently includes patent applications having: (1) claims directed to methods of generating multi-antigen specific T cell products; and (2) claims directed to therapeutic uses of such multi-antigen specific T cell products.

We believe our patent portfolio, together with our efforts to develop and patent next-generation technologies, provides us with a substantial intellectual property position. However, the area of patent and other intellectual property rights in biotechnology is an evolving one with many risks and uncertainties.

Patents

Patents and other proprietary rights are vital to our business operations. We protect our technology through various United States and foreign patent filings and maintain trade secrets that we own. Our policy is to seek appropriate patent protection both in the United States and abroad for our proprietary technologies and product candidates. An enforceable patent with appropriate claim coverage can provide an advantage over competitors who may seek to employ similar approaches to develop therapeutics, and so the future commercial success of products, and therefore our future success, will be in part dependent on our intellectual property strategy. We reassess the value of each patent at the time maintenance fees are due, and in cases where maintaining the patent is judged to be of no significant strategic value, we decline to pay the maintenance fee.

There can be no assurance that our patents, and any patents that may be issued, assigned, or licensed to us in the future, will afford protection against competitors with similar technology. In addition, no assurances can be given that any patents issued, assigned, or licensed to us will not be infringed upon or designed around by others or that others will not obtain patents that we would need to license or design around. If existing or future patents held by third parties and containing broad claims over technology used by us were upheld by a court or other authority of competent jurisdiction, the holders of such patents could require us to obtain licenses to use such technology.

Patent coverage may also vary from country to country based on the scope of available patent protection. Moreover, in the United States, patent term may be adjusted to account for delays by the United States Patent and Trademark Office, or USPTO, during prosecution. There are also opportunities to obtain an extension of term for patents covering a product in certain jurisdictions, which adds further complexity to the determination of patent life.

The effect of the issued United States patents is that they provide us with patent protection for the claims covered by the patents. While the expiration of a product patent normally results in a loss of market exclusivity for the covered product or product candidate, commercial benefits may continue to be derived from, for example: (1) later-expiring patents on processes and intermediates related to improved methods of manufacture of the active ingredient of such product; (2) patents relating to the use of such product; (3) patents relating to novel compositions and formulations; and (4) in the United States and certain other countries, other types of market exclusivity that may be available under relevant law. The effect of patent expiration on our product candidates also depends upon many other factors such as the nature of the market and the position of the product in it, the growth of the market, the complexities and economics of the process for manufacture of the active ingredient of the product and the requirements of new drug provisions of the Federal Food, Drug and Cosmetic Act or similar laws and regulations in other countries.

Our pending patent applications cover a range of technologies, including specific embodiments and applications for treatment of various medical indications, improved application methods and adjunctive utilization with other therapeutic modalities. The coverage claimed in a patent application can be significantly reduced before the patent is issued. Accordingly, we do not know whether any of the patent applications we own, will acquire, license, or will license will issue as patents, or, if any patents are issued, whether they will provide significant proprietary protection or will be challenged, circumvented or invalidated. Because unissued U.S. patent applications are maintained in secrecy for a period of eighteen months and U.S. patent applications filed prior to November 29, 2000 are not disclosed until such patents are issued, and since publication of discoveries/inventions in the scientific or patent literature often lags behind actual discovery/invention, we cannot be certain of the priority of inventions covered by pending patent applications and whether potentially relevant earlier patent filings exist. Moreover, we may have to participate in opposition proceedings in a foreign patent office, or for United States patent applications filed before March 16, 2013, in interference proceedings declared by the USPTO, to determine priority of invention, or in United States inter partes review or post-grant review procedures, any of which could result in substantial cost to us, even if the eventual outcome is favorable to us. There can be no assurance that the patents, if issued, would be held valid by a court or other authority of competent jurisdiction. An adverse outcome could subject us to significant liabilities to third parties, require disputed rights to be licensed from third parties, or require us to cease using such technology.

We have patents and patent applications in other countries, as well as in the European Patent Office, that we believe provide equivalent or comparable protection for our product candidates in jurisdictions internationally that we consider to be key markets. Because of differences in patent laws and laws concerning proprietary rights, the extent of protection provided by U.S. patents or proprietary rights owned by us may differ from that of their foreign counterparts.

Trade Secrets

We also rely on trade secrets and know-how relating to our proprietary technology and product candidates, continuing innovation, and in-licensing opportunities to develop, strengthen and maintain our proprietary position in the field of immuno-oncology. However, trade secrets can be difficult to protect. We also plan to rely on regulatory protection afforded through orphan drug designations, data exclusivity, market exclusivity and patent term extensions when available, as well as contractual agreements with our academic and commercial partners.

We require each of our employees, consultants and advisors to execute a confidentiality agreement upon the commencement of any employment, consulting or advisory relationship with us. Each agreement provides that all confidential information developed or made known to the individual during the course of the relationship will be kept confidential and not be disclosed to third parties except in specified circumstances. In the case of employees, the agreements provide that all inventions conceived by an employee shall be our exclusive property.

Trademarks

In 2024, the USPTO has accepted the Statement of Use filed for the trademark application "Marker Therapeutics." We also have rights to use other names essential to our business. Federally registered trademarks have a perpetual life if they are maintained and renewed on a timely basis and used properly as trademarks, subject to the rights of third parties to seek cancellation of the trademarks if they claim priority or confusion of usage. We regard our trademarks and other proprietary rights as valuable assets and believe they have significant value to us.

We believe that our patents, the protection of discoveries in connection with our development activities, our proprietary products, technologies, processes and know-how and all our intellectual property are important to our business. There can be no assurance that any of our patents, licenses or other intellectual property rights will afford us any protection from competition.

Government Regulation

The FDA and other regulatory authorities at federal, state, and local levels, as well as in foreign countries, extensively regulate, among other things, the research, development, testing, manufacture, quality control, import, export, safety, effectiveness, labeling, packaging, storage, distribution, record keeping, approval, advertising, promotion, marketing, post-approval monitoring, and post-approval reporting of biologics such as those we are developing. We, along with third-party contractors, will be required to navigate the various preclinical, clinical and commercial approval requirements of the governing regulatory agencies of the countries in which we wish to conduct studies or seek approval or licensure of our product candidates.

The process required by the FDA before biologic product candidates may be marketed in the United States generally involves the following:

- completion of preclinical laboratory tests and animal studies performed in accordance with the FDA's current Good Laboratory Practices, or GLP, regulation;

- submission to the FDA of an IND, which must become effective before clinical trials may begin and must be updated annually or when significant changes are made;

- approval by an independent Institutional Review Board, or IRB, or ethics committee at each clinical site before the trial may commence;

- performance of adequate and well-controlled human clinical trials to establish the safety, purity and potency of the proposed biologic product candidate for its intended purpose;

- preparation of and submission to the FDA of a biologics license application, or BLA, after completion of all pivotal clinical trials;

- a determination by the FDA within 60 days of its receipt of a BLA to file the application for review;

- satisfactory completion of an FDA Advisory Committee review, if applicable;

- satisfactory completion of an FDA pre-approval inspection of the manufacturing facility or facilities at which the proposed product is produced to assess compliance with cGMP and to assure that the facilities, methods and controls are adequate to preserve the biological product's continued safety, purity and potency, and of selected clinical investigation sites to assess compliance with Good Clinical Practices, or GCP; and

- FDA review and approval of the BLA to permit commercial marketing of the product for particular indications for use in the United States.

Preclinical and Clinical Development

Prior to beginning the first clinical trial with a product candidate, we must submit an IND to the FDA. An IND is a request for authorization from the FDA to administer an investigational new drug product to humans. The central focus of an IND submission is on the general investigational plan and the protocol(s) for clinical studies. The IND also includes results of animal and in vitro studies assessing the toxicology, pharmacokinetics, pharmacology, and pharmacodynamic characteristics of the product; chemistry, manufacturing, and controls information; and any available human data or literature to support the use of the investigational product. An IND must become effective before human clinical trials may begin. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, raises safety concerns or questions about the proposed clinical trial. In such a case, the IND may be placed on clinical hold and the IND sponsor and the FDA must resolve any outstanding concerns or questions before the clinical trial can begin. Submission of an IND therefore may or may not result in FDA authorization to begin a clinical trial. Clinical trials involve the administration of the investigational product to human subjects under the supervision of qualified investigators in accordance with GCPs, which include the requirement that all research subjects provide their informed consent for their participation in any clinical study. Clinical trials are conducted under protocols detailing, among other things, the objectives of the study, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. A separate submission to the existing IND must be made for each successive clinical trial conducted during product development and for any subsequent protocol amendments. Furthermore, an independent IRB for each site proposing to conduct the clinical trial must review and approve the plan for any clinical trial and its informed consent form before the clinical trial begins at that site and must monitor the study until completed. Regulatory authorities, the IRB or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the subjects are being exposed to an unacceptable health risk or that the trial is unlikely to meet its stated objectives. Some studies also include oversight by an independent group of qualified experts organized by the clinical study sponsor, known as a data safety monitoring board, which provides authorization for whether or not a study may move forward at designated check points based on access to certain data from the study and may halt the clinical trial if it determines that there is an unacceptable safety risk for subjects or other grounds, such as no demonstration of efficacy. There are also requirements governing the reporting of ongoing clinical studies and clinical study results to public registries.

For purposes of BLA approval, human clinical trials are typically conducted in three sequential phases that may overlap.

- Phase 1—The investigational product is initially introduced into healthy human subjects or patients with the target disease or condition. These studies are designed to test the safety, dosage tolerance, absorption, metabolism and distribution of the investigational product in humans, the side effects associated with increasing doses, and, if possible, to gain early evidence on effectiveness.

- Phase 2—The investigational product is administered to a limited patient population with a specified disease or condition to evaluate the preliminary efficacy, optimal dosages and dosing schedule and to identify possible adverse side effects and safety risks. Multiple Phase 2 clinical trials may be conducted to obtain information prior to beginning larger and more expensive Phase 3 clinical trials.

- Phase 3—The investigational product is administered to an expanded patient population to further evaluate dosage, to provide statistically significant evidence of clinical efficacy and to further test for safety, generally at multiple geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall risk/benefit ratio of the investigational product and to provide an adequate basis for product approval.

In some cases, the FDA may require, or companies may voluntarily pursue, additional clinical trials after a product is approved to gain more information about the product. These so- called Phase 4 studies may be made a condition to approval of the BLA. Concurrent with clinical trials, companies may complete additional animal studies and develop additional information about the biological characteristics of the product candidate and must finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, must develop methods for testing the identity, strength, quality and purity of the final product, or for biologics, the safety, purity and potency. Additionally, appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life.

BLA Submission and Review

Assuming successful completion of all required testing in accordance with all applicable regulatory requirements, the results of product development, nonclinical studies and clinical trials are submitted to the FDA as part of a BLA requesting approval to market the product for one or more indications. The BLA must include all relevant data available from pertinent preclinical and clinical studies, including negative or ambiguous results as well as positive findings, together with detailed information relating to the product's chemistry, manufacturing, controls, and proposed labeling, among other things. The submission of a BLA requires payment of a substantial application user fee to FDA, unless a waiver or exemption applies.

Once a BLA has been submitted, the FDA's goal is to review standard applications within ten months after it accepts the application for filing, or, if the application qualifies for priority review, six months after the FDA accepts the application for filing. In both standard and priority reviews, the review process is often significantly extended by FDA requests for additional information or clarification. The FDA reviews a BLA to determine, among other things, whether a product is safe, pure and potent and the facility in which it is manufactured, processed, packed, or held meets standards designed to assure the product's continued safety, purity and potency. The FDA may convene an advisory committee to provide clinical insight on application review questions. Before approving a BLA, the FDA will typically inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving a BLA, the FDA will typically inspect one or more clinical sites to assure compliance with GCP. If the FDA determines that the application, manufacturing process or manufacturing facilities are not acceptable, it will outline the deficiencies in the submission and often will request additional testing or information. Notwithstanding the submission of any requested additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.

After the FDA evaluates a BLA and conducts inspections of manufacturing facilities where the investigational product and/or its drug substance will be produced, the FDA may issue an approval letter or a Complete Response letter. An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications. A Complete Response letter will describe all of the deficiencies that the FDA has identified in the BLA, except that where the FDA determines that the data supporting the application are inadequate to support approval, the FDA may issue the Complete Response letter without first conducting required inspections, testing submitted product lots, and/or reviewing proposed labeling. In issuing the Complete Response letter, the FDA may recommend actions that the applicant might take to place the BLA in condition for approval, including requests for additional information or clarification. The FDA may delay or refuse approval of a BLA if applicable regulatory criteria are not satisfied, require additional testing or information and/or require post-marketing testing and surveillance to monitor safety or efficacy of a product.

If regulatory approval of a product is granted, such approval will be granted for particular indications and may entail limitations on the indicated uses for which such product may be marketed. For example, the FDA may approve the BLA with a Risk Evaluation and Mitigation Strategy, or REMS, to ensure the benefits of the product outweigh its risks. A REMS is a safety strategy to manage a known or potential serious risk associated with a product and to enable patients to have continued access to such medicines by managing their safe use, and could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. The FDA also may condition approval on, among other things, changes to proposed labeling or the development of adequate controls and specifications. Once approved, the FDA may withdraw the product approval if compliance with pre- and post-marketing requirements is not maintained or if problems occur after the product reaches the marketplace. The FDA may require one or more Phase 4 post-market studies and surveillance to further assess and monitor the product's safety and effectiveness after commercialization and may limit further marketing of the product based on the results of these post-marketing studies.

Expedited Development and Review Programs

The FDA offers a number of expedited development and review programs for qualifying product candidates. The fast-track program is intended to expedite or facilitate the process for reviewing new products that meet certain criteria. Specifically, new products are eligible for fast-track designation if they are intended to treat a serious or life-threatening disease or condition and demonstrate the potential to address unmet medical needs for the disease or condition. Fast track designation applies to the combination of the product and the specific indication for which it is being studied. The sponsor of a fast-track product has opportunities for frequent interactions with the review team during product development and, once a BLA is submitted, the product may be eligible for priority review. A fast-track product may also be eligible for rolling review, where the FDA may consider for review sections of the BLA on a rolling basis before the complete application is submitted, if the sponsor provides a schedule for the submission of the sections of the BLA, the FDA agrees to accept sections of the BLA and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the BLA.

A product intended to treat a serious or life-threatening disease or condition may also be eligible for breakthrough therapy designation to expedite its development and review. A product can receive breakthrough therapy designation if preliminary clinical evidence indicates that the product may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. The designation includes all of the fast-track program features, as well as more intensive FDA interaction and guidance beginning as early as Phase 1 and an organizational commitment to expedite the development and review of the product, including involvement of senior managers.

Any marketing application for a biologic submitted to the FDA for approval, including a product with a fast-track designation and/or breakthrough therapy designation, may be eligible for other types of FDA programs intended to expedite the FDA review and approval process, such as priority review and accelerated approval. A product is eligible for priority review if it has the potential to provide a significant improvement in the treatment, diagnosis or prevention of a serious disease or condition compared to marketed products. For products containing new molecular entities, priority review designation means the FDA's goal is to take action on the marketing application within six months of the 60-day filing date (compared with ten months under standard review).

Additionally, products studied for their safety and effectiveness in treating serious or life-threatening diseases or conditions may receive accelerated approval upon a determination that the product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. As a condition of accelerated approval, the FDA will generally require the sponsor to perform adequate and well-controlled post-marketing clinical studies to verify and describe the anticipated effect on irreversible morbidity or mortality or other clinical benefit. In addition, the FDA currently requires as a condition for accelerated approval pre-approval of promotional materials, which could adversely impact the timing of the commercial launch of the product.

The regenerative medicine advanced therapy, or RMAT, designation is intended to facilitate an efficient development program for, and expedite review of, any drug that meets the following criteria: (1) it qualifies as a RMAT, which is defined as a cell therapy, therapeutic tissue engineering product, human cell and tissue product, or any combination product using such therapies or products, with limited exceptions; (2) it is intended to treat, modify, reverse, or cure a serious or life-threatening disease or condition; and (3) preliminary clinical evidence indicates that the drug has the potential to address unmet medical needs for such a disease or condition. Like breakthrough therapy designation, RMAT designation provides potential benefits that include more frequent meetings with FDA to discuss the development plan for the product candidate and eligibility for rolling review and priority review. Products granted RMAT designation may also be eligible for accelerated approval on the basis of a surrogate or intermediate endpoint reasonably likely to predict long-term clinical benefit, or reliance upon data obtained from a meaningful number of sites, including through expansion to additional sites. Once approved, when appropriate, the FDA can permit fulfillment of post-approval requirements under accelerated approval through the submission of clinical evidence, clinical studies, patient registries, or other sources of real-world evidence such as electronic health records; through the collection of larger confirmatory datasets; or through post-approval monitoring of all patients treated with the therapy prior to approval.

Fast track designation, breakthrough therapy designation, priority review, accelerated approval, and RMAT designation do not change the standards for approval but may expedite the development or approval process.

Orphan Drug Designation

Under the Orphan Drug Act, the FDA may grant orphan designation to a drug or biologic intended to treat a rare disease or condition, which is a disease or condition that affects fewer than 200,000 individuals in the United States, or more than 200,000 individuals in the United States for which there is no reasonable expectation that the cost of developing and making available in the United States a drug or biologic for this type of disease or condition will be recovered from sales in the United States for that drug or biologic. Orphan drug designation must be requested before submitting a BLA. After the FDA grants orphan drug designation, the generic identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. The orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review or approval process.

If a product that has orphan drug designation subsequently receives the first FDA approval for the disease for which it has such designation, the product is entitled to orphan drug exclusive approval (or exclusivity), which means that the FDA may not approve any other applications, including a full BLA, to market the same biologic for the same indication for seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan drug exclusivity. Orphan drug exclusivity does not prevent FDA from approving a different drug or biologic for the same disease or condition, or the same drug or biologic for a different disease or condition. Among the other benefits of orphan drug designation are tax credits for certain research and a waiver of the BLA application fee.

A designated orphan drug may not receive orphan drug exclusivity if it is approved for a use that is broader than the indication for which it received orphan designation. In addition, exclusive marketing rights in the United States may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition.

Post-Approval Requirements

Any products manufactured or distributed by us pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to record-keeping, reporting of adverse experiences, periodic reporting, product sampling and distribution, and advertising and promotion of the product. After approval, most changes to the approved product, such as adding new indications or other labeling claims, are subject to prior FDA review and approval. There also are continuing user fee requirements, under which FDA assesses an annual program fee for each product identified in an approved BLA. Biologic manufacturers and their subcontractors are required to register their establishments with the FDA and certain state agencies and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP, which impose certain procedural and documentation requirements upon us and our third-party manufacturers. Changes to the manufacturing process are strictly regulated, and, depending on the significance of the change, may require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP and impose reporting requirements upon us and any third-party manufacturers that we may decide to use. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain compliance with cGMP and other aspects of regulatory compliance.

The FDA may withdraw approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical studies to assess new safety risks; or imposition of distribution restrictions or other restrictions under a REMS program. Other potential consequences include, among other things:

- restrictions on the marketing or manufacturing of a product, complete withdrawal of the product from the market or product recalls;

- fines, warning letters or holds on post-approval clinical studies;

- refusal of the FDA to approve pending applications or supplements to approved applications, or suspension or revocation of existing product approvals;

- product seizure or detention, or refusal of the FDA to permit the import or export of products; or

- injunctions or the imposition of civil or criminal penalties.

The FDA closely regulates the marketing, labeling, advertising and promotion of biologics. A company can make only those claims relating to safety and efficacy, purity and potency that are approved by the FDA and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses. Failure to comply with these requirements can result in, among other things, adverse publicity, warning letters, corrective advertising and potential civil and criminal penalties. Physicians may prescribe legally available products for uses that are not described in the product's labeling and that differ from those tested by us and approved by the FDA. Such off-label uses are common across medical specialties. Physicians may believe that such off-label uses are the best treatment for many patients in varied circumstances. The FDA does not regulate the behavior of physicians in their choice of treatments. The FDA does, however, restrict manufacturer's communications on the subject of off-label use of their products.

Biosimilars and Reference Product Exclusivity

The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or collectively, the ACA, signed into law in 2010, includes a subtitle called the Biologics Price Competition and Innovation Act of 2009, or BPCIA, which created an abbreviated approval pathway for biological products that are biosimilar to or interchangeable with an FDA-approved reference biological product.

Biosimilarity, which requires that there be no clinically meaningful differences between the biological product and the reference product in terms of safety, purity, and potency, can be shown through analytical studies, animal studies, and a clinical study or studies. Interchangeability requires that a product is biosimilar to the reference product and the product must demonstrate that it can be expected to produce the same clinical results as the reference product in any given patient and, for products that are administered multiple times to an individual, the biologic and the reference biologic may be alternated or switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biologic. Complexities associated with the larger, and often more complex, structures of biological products, as well as the processes by which such products are manufactured, pose significant hurdles to implementation of the abbreviated approval pathway that are still being worked out by the FDA.

Under the BPCIA, an application for a biosimilar product may not be submitted to the FDA until four years following the date that the reference product was first licensed by the FDA. In addition, the approval of a biosimilar product may not be made effective by the FDA until 12 years from the date on which the reference product was first licensed. During this 12-year period of exclusivity, another company may still market a competing version of the reference product if the FDA approves a full BLA for the competing product containing that applicant's own preclinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity and potency of its product. The BPCIA also created certain exclusivity periods for biosimilars approved as interchangeable products. At this juncture, it is unclear whether products deemed "interchangeable" by the FDA will, in fact, be readily substituted by pharmacies, which are governed by state pharmacy law.

The BPCIA is complex and continues to be interpreted and implemented by the FDA. In addition, recent government proposals have sought to reduce the 12-year reference product exclusivity period. Other aspects of the BPCIA, some of which may impact the BPCIA exclusivity provisions, have also been the subject of recent litigation. As a result, the ultimate impact, implementation, and impact of the BPCIA is subject to significant uncertainty.

Other Healthcare Laws and Compliance Requirements

Pharmaceutical companies are subject to additional healthcare regulation and enforcement by the federal government and by authorities in the states and foreign jurisdictions in which they conduct their business. Such laws include, without limitation: the U.S. federal Anti-Kickback Statute, which prohibits, among other things, persons and entities from knowingly and willfully soliciting, receiving, offering or paying remuneration, to induce, or in return for, either the referral of an individual, or the purchase or recommendation of an item or service for which payment may be made under any federal healthcare program; federal civil and criminal false claims laws and civil monetary penalty laws, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment to the federal government, including federal healthcare programs, that are false or fraudulent; the Health Insurance Portability and Accountability Act, or HIPAA, which created additional federal criminal statutes which prohibit, among other things, executing a scheme to defraud any healthcare benefit program and making false statements relating to healthcare matters, and which, as amended by Health Information Technology for Economic and Clinical Health Act, or HITECH, also imposes certain requirements on HIPAA covered entities and their business associates and covered subcontractors relating to the privacy, security and transmission of individually identifiable health information; the U.S. federal Physician Payments Sunshine Act, which requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children's Health Insurance Program, with specific exceptions, to annually report to the federal government, information related to payments or other transfers of value made to physicians (as defined by the Physician Payments Sunshine Act), other covered physicians and teaching hospitals, as well as ownership and investment interests held by health care professionals and their immediate family members; and U.S. state and foreign law equivalents of each of the above federal laws, which, in some cases, differ from each other in significant ways, and may not have the same effect, thus complicating compliance efforts. In addition, certain states require pharmaceutical companies to comply with the pharmaceutical industry's voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government and certain states and local jurisdictions require the registration of pharmaceutical sales representatives. If their operations are found to be in violation of any of such laws or any other governmental regulations that apply, they may be subject to penalties, including, without limitation, significant civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, exclusion from government-funded healthcare programs, such as Medicare and Medicaid or similar programs in other countries or jurisdictions, integrity oversight and reporting obligations to resolve allegations of non-compliance, disgorgement, imprisonment, contractual damages, reputational harm, diminished profits and the curtailment or restructuring of our operations.

Coverage and Reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of any pharmaceutical or biological product for which we obtain regulatory approval. Sales of any product depend, in part, on the extent to which such product will be covered by third-party payors, such as federal, state, and foreign government healthcare programs, commercial insurance and managed healthcare organizations, and the level of reimbursement for such product by third-party payors. Decisions regarding the extent of coverage and amount of reimbursement to be provided are made on a plan-by-plan basis. In the United States, for example, principal decisions about reimbursement for new products are typically made by the Centers for Medicare & Medicaid Services, or CMS, an agency within the U.S. Department of Health and Human Services, or HHS. CMS decides whether and to what extent a new product will be covered and reimbursed under Medicare, and private third-party payors often follow CMS's decisions regarding coverage and reimbursement to a substantial degree. However, one third-party payor's determination to provide coverage for a product candidate does not assure that other payors will also provide coverage for the product candidate. Further, no uniform policy for coverage and reimbursement exists in the United States, and coverage and reimbursement can differ significantly from payor to payor. As a result, the coverage determination process is often time-consuming and costly. This process will require us to provide scientific and clinical support for the use of our products to each third-party payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance. Further, coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which the company receives regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

For products administered under the supervision of a physician, obtaining coverage and adequate reimbursement may be particularly difficult because of the higher prices often associated with such drugs. Additionally, separate reimbursement for the product itself or the treatment or procedure in which the product is used may not be available, which may impact physician utilization.

In addition, the U.S. government, state legislatures and foreign governments have continued implementing cost-containment programs, including price controls, restrictions on coverage and reimbursement and requirements for substitution of generic products. Third-party payors are increasingly challenging the prices charged for medical products and services, examining the medical necessity and reviewing the cost effectiveness of pharmaceutical or biological products, medical devices and medical services, in addition to questioning safety and efficacy. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit sales of any product. Decreases in third-party reimbursement for any product or a decision by a third-party payor not to cover a product could reduce physician usage and patient demand for the product. No regulatory authority has granted approval for a personalized cancer immunotherapy based on a vaccine approach, and there is no model for reimbursement of this type of product.

Healthcare Reform

The United States and some foreign jurisdictions are considering or have enacted a number of reform proposals to change the healthcare system. There is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality or expanding access. In the United States, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by federal and state legislative initiatives, including those designed to limit the pricing, coverage, and reimbursement of pharmaceutical and biopharmaceutical products, especially under government-funded health care programs, and increased governmental control of drug pricing.

In March 2010, the ACA was signed into law, which substantially changed the way healthcare is financed by both governmental and private insurers in the United States, and significantly affected the pharmaceutical industry. The ACA contained a number of provisions of particular importance to the pharmaceutical and biotechnology industries, including, but not limited to, those governing enrollment in federal healthcare programs, a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected, and annual fees based on pharmaceutical companies' share of sales to federal health care programs. There have been executive, judicial and Congressional challenges to certain aspects of the ACA. For example, the Tax Cuts and Jobs Act was enacted, which, among other things, removed penalties for not complying with ACA's individual mandate to carry health insurance. In addition, the 2020 federal spending package permanently eliminated, effective January 1, 2020, the ACA-mandated "Cadillac" tax on high-cost employer-sponsored health coverage and medical device tax and, effective January 1, 2021, also eliminated the health insurer tax. On June 17, 2021, the U.S. Supreme Court dismissed a challenge on procedural grounds that argued the ACA is unconstitutional in its entirety because the "individual mandate" was repealed by Congress. Thus, the ACA will remain in effect in its current form. Prior to the U.S. Supreme Court ruling, on January 28, 2021, President Biden issued an executive order that initiated a special enrollment period for purposes of obtaining health insurance coverage through the ACA marketplace. The executive order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including, among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. It is possible that the ACA will be subject to judicial or Congressional challenges in the future. It is also unclear how such challenges, other such litigation, and the healthcare reform measures of the Biden administration will impact the ACA and our business.

Other legislative changes have been proposed and adopted since the ACA was enacted, including aggregate reductions of Medicare payments to providers of 2%, which due to subsequent legislative amendments, including the Infrastructure Investment and Jobs Act, will stay in effect per fiscal year through 2031, except for a temporary suspension from May 1, 2020 through March 32, 2021 due to COVID-19 relief legislation, unless additional Congressional action is taken, and reduced payments to several types of Medicare providers. Under current legislation the actual reduction in Medicare payments will vary from 1% in 2022 to up to 3% in the final fiscal year of this sequester. Additionally, on March 11, 2021, President Biden signed the American Rescue Plan Act of 2021 into law, which eliminates the statutory Medicaid drug rebate cap, currently set at 100% of a drug's average manufacturer price, for single source and innovator multiple source drugs, beginning January 1, 2024. Congress is also considering additional health reform measures as part of other reform initiatives. Moreover, there has recently been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drug products. At the federal level, the Trump administration used several means to propose or implement drug pricing reform, including through federal budget proposals, executive orders and policy initiatives. For example, on July 24, 2020 and September 13, 2020, the Trump Administration announced several executive orders related to prescription drug pricing that seek to implement several of the administration's proposals. As a result, the FDA concurrently released a final rule and guidance in September 2020 providing pathways for states to build and submit importation plans for drugs from Canada. Further, on November 20, 2020, HHS finalized a regulation removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The implementation of the rule has been delayed by the Biden administration from January 1, 2022 to January 1, 2023 in response to ongoing litigation. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale, as well as a safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers, the implementation of which have also been delayed until January 1, 2023. On November 20, 2020, CMS issued an interim final rule implementing President Trump's Most Favored Nation executive order, which would tie Medicare Part B payments for certain physician-administered drugs to the lowest price paid in other economically advanced countries, effective January 1, 2021. As a result of litigation challenging the Most Favored Nation model, on December 27, 2021, CMS published a final rule that rescinded the Most Favored Nation model interim final rule. In July 2021, the Biden administration released an executive order, "Promoting Competition in the American Economy," with multiple provisions aimed at prescription drugs. In response to Biden's executive order, on September 9, 2021, HHS released a Comprehensive Plan for Addressing High Drug Prices that outlines principles for drug pricing reform and sets out a variety of potential legislative policies that Congress could pursue as well as potential administrative actions HHS can take to advance these principles. No legislation or administrative actions have been finalized to implement these principles. However, it is unclear whether these or similar policy initiatives will be implemented in the future. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

Product Liability and Insurance

We face an inherent risk of product liability as a result of the clinical testing of our product candidates and will face an even greater risk if we commercialize any products. We have not experienced any product liability claims to date. We currently carry products and clinical trial liability insurance policies. There can be no assurance that liability claims will not exceed such insurance coverage limits, which could have a materially adverse effect on our business, financial condition or results of operations or that such insurance will continue to be available on commercially reasonable terms, if at all.

Human Resources

Employees

As of December 31, 2025, we had 5 full-time employees: 1 clinical and 4 in administrative support. None of our employees is subject to a collective bargaining agreement. We consider our relationship with our employees to be good.

Consultants

We have consulting agreements with a number of leading academic scientists, clinicians and regulatory experts. They serve as important contacts for us throughout the broader scientific and clinical communities. They are distinguished individuals with expertise in numerous fields, including cellular biology, molecular biology, oncology, clinical, manufacturing and regulatory.

We retain each consultant according to the terms of a consulting agreement. Under such agreements, we pay them a consulting fee and reimburse them for out-of-pocket expenses incurred in performing their services for us. In addition, some consultants hold options to purchase our common stock, subject to the vesting requirements contained in separate award agreements. Our consultants may be employed by other entities and therefore may have commitments to their employer or may have other consulting or advisory agreements that may limit their availability to us.

Human Capital Resources

Our human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating our existing and additional employees. The principal purposes of our equity incentive plans are to attract, retain and motivate selected employees, consultants and directors through the granting of equity-based compensation awards. We strive to create a diverse environment, and our commitment to diversity, equity and inclusion begins with our leadership team of diverse backgrounds and experiences. 100% of our executive officers are women or self-identify as a member of an underrepresented minority group.

Corporate Information

We were incorporated under the laws of the State of Nevada in 1991 under the name "TapImmune, Inc." and reincorporated in Delaware in October 2018 under the name "Marker Therapeutics, Inc." Our principal executive offices are located at 2450 Holcombe Blvd, TMC Partners Office 1.311, Houston, Texas, and our telephone number is (713) 400-6400. Our common stock is listed for trading on the Nasdaq Capital Market under the symbol "MRKR".

Available Information

Our website is located at *www.markertherapeutics.com*. We make available free of charge on our website our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports, as soon as reasonably practicable after we electronically file or furnish such materials to the Securities and Exchange Commission. Our website and the information contained therein or connected thereto are not intended to be incorporated into this Annual Report on Form 10-K.

ITEM 1A. RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below before making an investment decision in our securities. These risk factors are effective as of the date of this Form 10-K and shall be deemed to be modified or superseded to the extent that a statement contained in our future filings modifies or replaces such statement. All of these risks may impair our business operations. The forward-looking statements in this Form 10-K involve risks and uncertainties and actual results may differ materially from the results we discuss in the forward-looking statements. If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected. In that case, the trading price of our stock could decline, and you may lose all or part of your investment.

Risks Associated with Our Business

Our business is subject to numerous risks that you should be aware of before making an investment decision. These risks are described more fully in this "Risk Factors" section and include, among others:

- We are a clinical stage company with a history of operating losses, and we expect losses to continue for the indefinite future. These factors raise substantial doubt regarding our ability to continue as a going concern.

- All of our product candidates are in clinical development. If we are unable to successfully develop, receive regulatory approval for and commercialize our product candidates, or successfully develop any other product candidates, or experience significant delays in doing so, our business will be harmed.

- The FDA regulatory approval process is lengthy and time-consuming, and we may experience significant delays in the clinical development and regulatory approval of our product candidates.

- The results of earlier preclinical and clinical trials may not be predictive of future clinical trial results.

- Our preclinical studies and clinical trials may fail to demonstrate the safety and efficacy of our product candidates, or serious adverse or unacceptable side effects may be identified during the development of our product candidates, which could prevent or delay regulatory approval and commercialization, increase our costs or necessitate the abandonment or limitation of the development of some of our product candidates.

- We are dependent on third-party vendors to maintain and support our manufacturing and cell processing. If any of our third-party vendors experience disruptions, or otherwise cease or substantially reduce their operations, our business and operations could be adversely affected.

- Our strategic relationship with BCM is dependent, in part, upon our ongoing relationship with key medical and scientific personnel and advisors.

- Our commercial success depends upon attaining significant market acceptance of our product candidates, if approved, among physicians, patients, healthcare payors and the medical community.

- The biotechnology and immunotherapy industries are characterized by rapid technological developments and a high degree of competition. We may be unable to compete with more substantial enterprises.

- If we are unable to protect our proprietary rights, we may not be able to compete effectively or operate profitably.

- We are subject to extensive regulations, which can be costly, time consuming and can subject us to unanticipated delays. Even if we receive regulatory approval of our product candidates, we will be subject to ongoing quality and regulatory obligations and continued regulatory review, which may result in significant additional expense, and we may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with our product candidates.

- The price of our stock may be volatile.

Risks Related to our Financial Position and Capital Needs

We are a clinical stage company with a history of operating losses, and we expect losses to continue for the indefinite future. These factors raise substantial doubt regarding our ability to continue as a going concern.

We are a clinical-stage immunotherapy company with a history of losses, and we may always operate at a loss. We expect that we will continue to operate at a loss throughout our development stage, and as a result, we may exhaust our financial resources and be unable to complete the development of our product candidates. We anticipate that our ongoing operational costs will increase significantly, and our deficit will continue to grow, as we continue conducting our clinical development program.

We have no approved products or product candidates pending approval. As a result, we have not derived any revenue from the sales of products and have not yet demonstrated ability to obtain regulatory approval, formulate and manufacture commercial-scale products, or conduct sales and marketing activities necessary for successful product commercialization. We have no sources of significant revenue to provide incoming cash flows to sustain our future operations. Our ability to pursue our planned business activities depends upon our successful efforts to raise additional financing, which may be adversely impacted by potential worsening global economic conditions, including decades-high inflation and concerns of a recession in the United States or other major markets, and the recent disruptions to and volatility in the credit and financial markets in the United States and worldwide. Weaknesses and volatility in the capital markets and the economy in general could also increase our costs of borrowing. Such additional financing may not be available on favorable terms, or at all.

We have sustained losses from operations in each fiscal year since our inception, and we expect losses to continue for the indefinite future due to the substantial investment in research and development. Based on our lack of recurring revenues, anticipated uses of cash and historical recurring cash losses from operating activity, and cash and cash equivalents as of December 31, 2025, we anticipate that we will be able to fund our operating expenses and capital expenditure requirements through the fourth quarter of 2026, assuming no additional grant funds are received. These factors raise substantial doubt regarding our ability to continue as a going concern.

We currently plan to raise additional capital through the issuance of common shares and receipt of additional grant funds, which could enable us to fund our operating expenses and capital expenditure requirements beyond the fourth quarter of 2026, although no assurance can be given that such capital or existing awarded grants will be earned or future grants will be awarded. Our future cash requirements are based on our clinical and research and development plans, timing expectations related to the progress of our programs, and are subject to our ability to effectively manage our costs, raise additional capital, and receive additional grants. We expect to spend substantial additional sums on the continued administration and research and development of licensed and proprietary product candidates and technologies with no certainty that our approach and associated technologies will become commercially viable or profitable as a result of these expenditures. If we fail to raise a significant amount of capital, we may need to significantly curtail operations, allocate limited financial resources among our product candidates, or cease operations in the near future. If any of our product candidates fail in clinical trials or do not gain regulatory approval, we may never generate revenue. Even if we generate revenue in the future, we may not be able to become profitable or sustain profitability in subsequent periods.

The substantial doubt regarding our ability to continue as a going concern may create negative reactions to the price of our common stock. If we are unable to continue as a going concern, we may have to liquidate our assets and may receive less than the value at which those assets are carried on our financial statements, and it is likely that investors will lose all or a part of their investment. Further, the perception that we may be unable to continue as a going concern may impede our ability to pursue strategic opportunities or operate our business due to concerns regarding our ability to discharge our contractual obligations. In addition, if there remains substantial doubt about our ability to continue as a going concern, investors or other financing sources may be unwilling to provide additional funding to us on commercially reasonable terms, or at all.

Risks Related to the Development of our Product Candidates

All of our product candidates are in clinical development. If we are unable to successfully develop, receive regulatory approval for and commercialize our product candidates, or successfully develop any other product candidates, or experience significant delays in doing so, our business will be harmed.

We are early in our development efforts and all of our product candidates are still in clinical development. Each of our programs and product candidates will require additional preclinical and/or clinical development, regulatory approval, obtaining manufacturing supply, capacity and expertise, building a commercial organization or successfully outsourcing commercialization, substantial investment and significant marketing efforts before we generate any revenue from product sales. We do not have any products that are approved for commercial sale, and we may never be able to develop or commercialize marketable products.

Our ability to generate revenue from our product candidates, which we do not expect will occur for several years, if ever, will depend heavily on the successful development, regulatory approval and eventual commercialization of our product candidates. The success of our MAR-T cell product candidates or any other product candidates that we develop or otherwise may acquire will depend on several factors, including:

- timely and successful completion of preclinical studies, including toxicology studies, biodistribution studies and minimally efficacious dose studies in animals, where applicable, and clinical trials;

- effective investigational new drug applications, or INDs, from the FDA or comparable foreign applications that allow commencement of our planned clinical trials or future clinical trials for our product candidates;

- sufficiency of our financial and other resources to complete the necessary preclinical studies and clinical trials;

- successful enrollment and completion of clinical trials, including under the FDA's current Good Clinical Practices, or GCPs, and current Good Laboratory Practices;

- successful development of, or making arrangements with third-party manufacturers for, our commercial manufacturing processes for any of our product candidates that receive regulatory approval;

- receipt of timely marketing approvals from applicable regulatory authorities;

- launching commercial sales of products, if approved, whether alone or in collaboration with others;

- acceptance of the benefits and use of our products, including method of administration, if approved, by patients, the medical community and third-party payors, for their approved indications;

- the prevalence and severity of adverse events experienced by our product candidates;

- the availability, perceived advantages, cost, safety and efficacy of alternative therapies for any product candidate, and any indications for such product candidate, that we develop;

- our ability to produce and manufacture our product candidates, which is dependent on third-party vendors and their willingness to support our manufacturing and cell processing;

- obtaining and maintaining patent, trademark and trade secret protection and regulatory exclusivity for our product candidates and otherwise protecting our rights in our intellectual property portfolio;

- maintaining compliance with regulatory requirements, including the FDA's current Good Manufacturing Practices, or cGMPs, and complying effectively with other procedures;

- obtaining and maintaining third-party coverage and adequate reimbursement and patients' willingness to pay out-of-pocket in the absence of such coverage and adequate reimbursement; and

- maintaining a continued acceptable safety, tolerability and efficacy profile of the products following approval.

If we are not successful with respect to one or more of these factors in a timely manner or at all, we could experience significant delays or an inability to successfully commercialize the product candidates we develop, which would materially harm our business. If we do not receive marketing approvals for any product candidate we develop, we may not be able to continue our operations.

Because we have limited financial and management resources, we must focus on development programs and product candidates that we identify for specific indications. As a result, we may forego or delay pursuit of opportunities with other product candidates or for other indications for these product candidates that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Our spending on current and future development programs and product candidates for specific indications may not yield any commercially viable products. If we do not accurately evaluate the commercial potential or target market for a particular product candidate, we may relinquish valuable rights to that product candidate through collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such product candidate.

The FDA regulatory approval process is lengthy and time-consuming, and we may experience significant delays in the clinical development and regulatory approval of our product candidates.

Any immunotherapies that we may develop are not likely to be commercially available for at least three years. Any delay in obtaining FDA and/or other necessary regulatory approvals in the United States and in countries outside the United States for any investigational new drug and failure to receive such approvals would have an adverse effect on the investigational new drug's potential commercial success and on our business, prospects, financial condition and results of operations. The time required to obtain approval by the FDA and non-U.S. regulatory authorities is unpredictable but typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the substantial discretion of the regulatory authorities.

We have not previously submitted a biologics license application, or BLA, to the FDA, or similar approval filings to comparable foreign authorities. A BLA must include extensive preclinical and clinical data and supporting information to establish the product candidate's safety and effectiveness for each desired indication. The BLA must also include significant information regarding the chemistry, manufacturing and controls for the product. We expect the novel nature of our product candidates to create further challenges in obtaining regulatory approval. For example, the FDA has limited experience with commercial development of cell therapies for cancer. Accordingly, the regulatory approval pathway for our product candidates may be uncertain, complex, expensive and lengthy, and approval may not be obtained, and the FDA or non-U.S. regulatory authorities may disagree with the design or implementation of our clinical trials or study endpoints.

We may also experience delays in completing planned clinical trials for a variety of reasons, including delays related to:

- the availability of financial resources to commence and complete the planned trials;

- reaching agreement on acceptable terms with prospective clinical research organizations, or CROs, and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

- obtaining approval by an independent institutional review board, or IRB, at each clinical trial site;

- recruiting suitable patients to participate in a trial;

- having patients complete a trial or return for post-treatment follow-up;

- clinical trial sites deviating from trial protocol or dropping out of a trial;

- adding new clinical trial sites; or

- manufacturing sufficient quantities of qualified materials under cGMPs and applying them on a subject by subject basis for use in clinical trials.

Further, the performance of our CROs may also be interrupted by health epidemics or other disruptions, including due to travel or quarantine policies or prioritization of resources toward such health epidemic or disruption. We could also encounter delays if physicians face unresolved ethical issues associated with enrolling patients in clinical trials of our product candidates in lieu of prescribing existing treatments that have established safety and efficacy profiles. Further, a clinical trial may be suspended or terminated by us, the IRB for the institutions in which such trials are being conducted, the Data and Safety Monitoring Board or Committee for such trial, or by the

FDA or other regulatory authorities due to a number of factors. Those factors could include failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA or other regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a product candidate, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial. If we experience termination of, or delays in the completion of, any clinical trial of our product candidates, the commercial prospects for our product candidates will be harmed, and our ability to generate product revenue will be delayed. In addition, any delays in completing our clinical trials will increase our costs, slow down our product development and approval process and jeopardize our ability to commence product sales and generate revenue.

Preclinical studies and clinical trials are expensive, time-consuming, difficult to design and implement and involve an uncertain outcome. Further, we may encounter substantial delays in completing the development of our product candidates.

All of our product candidates are in clinical development and their risk of failure is high. The clinical trials and manufacturing of our product candidates are, and the manufacturing and marketing of our products, if approved, will be, subject to extensive and rigorous review and regulation by numerous government authorities in the United States and in other countries where we intend to test and market our product candidates. Before obtaining regulatory approvals for the commercial sale of any of our product candidates, we must demonstrate through lengthy, complex and expensive preclinical testing and clinical trials that our product candidates are both safe and effective for use in each target indication. In particular, because our product candidates are subject to regulation as biological products, we will need to demonstrate that they are safe, pure and potent for use in their target indications. Each product candidate must demonstrate an adequate risk versus benefit profile in its intended patient population and for its intended use.

Clinical trials are expensive and difficult to design and implement, in part because they are subject to rigorous regulatory requirements. Because our product candidates are based on new technologies and manufactured on a patient-by-patient basis for our MAR-T cell product candidates we expect that they will have substantial manufacturing costs. In addition, the initial estimates of the clinical cost of development may prove to be inadequate, particularly if clinical trial timing or outcome is different than predicted or regulatory agencies require further testing before approval. For example, we previously experienced temporary delays in enrollment due to the COVID-19 pandemic and in satisfying certain FDA requirements for our clinical study of MT-401 for the treatment of post-transplant AML, and any further delay to our planned timelines for our trial may impact our cost estimates for this trial. In addition, costs to treat patients with relapsed/refractory cancer and to treat potential side effects that may result from our product candidates can be significant. Some clinical trial sites may not bill, or obtain coverage from, Medicare, Medicaid, or other third-party payors for some or all of these costs for patients enrolled in our clinical trials, and we may be required by those trial sites to pay such costs. Accordingly, our clinical trial costs may be significantly higher per patient than those of more conventional therapeutic technologies or drug products. In addition, our proposed personalized product candidates involve several complex manufacturing and processing steps, the costs of which will be borne by us. Depending on the number of patients we ultimately enroll in our trials, and the number of trials we may need to conduct, our overall clinical trial costs may be higher than for more conventional treatments. Further, delays and interruptions to ongoing trials related to global pandemics, as experienced with COVID-19, can increase the duration and costs of such trials. We outsource some of the management of our clinical trials to third parties. Agreements with clinical investigators and medical institutions for clinical testing and with other third parties for data management services, place substantial responsibilities on these parties that, if unmet, could result in delays in, or termination of, our clinical trials. If any of our clinical trial sites fail to comply with FDA-approved good clinical practices, we may be unable to use the data gathered at those sites. If these clinical investigators, medical institutions or other third parties do not carry out their contractual duties or obligations or fail to meet expected deadlines, or if the quality or accuracy of the clinical data they obtain is compromised due to their failure to adhere to our clinical protocols or for other reasons, our clinical trials may be extended, delayed or terminated, and we may be unable to obtain regulatory approval for, or successfully commercialize, agents. We cannot be certain that we will successfully recruit enough patients to complete our clinical trials nor that we will reach our primary endpoints. Delays in recruitment, lack of clinical benefit or unacceptable side effects would delay our clinical trials.

We, or our regulators, may suspend or terminate our clinical trials for a variety of reasons. For example, in the fourth quarter of 2019 the FDA placed a clinical hold on our IND of MT-401 for the treatment of patients with post-transplant AML and requested certain information regarding quality and technical specifications for two reagents supplied by third-party vendors that are used in our manufacturing process but not present in the final product infused to patients. In January 2021, the FDA lifted the clinical hold, permitting us to initiate a Phase 2 clinical trial for the treatment of post-transplant AML, with a safety lead-in portion. We completed the safety lead-in portion of the trial in June 2021, and we initiated the remainder of the Phase 2 trial in July 2021. We may voluntarily suspend or terminate our clinical trials at any time if we believe they present an unacceptable risk to the patients enrolled in our clinical trials or do not demonstrate clinical benefit. For example, in November 2019 we elected to suspend our Phase 2 clinical trial of TPIV200 for the treatment of platinum-sensitive advanced ovarian cancer based on an unblinded review of interim results conducted by an independent Data and Safety Monitoring Board, or DSMB. Although the DSMB did not express any safety concerns with respect to TPIV200, we elected to suspend the trial because it did not meet the threshold for probability of clinical benefit based upon our pre-specified criteria. In addition, regulatory agencies may order the temporary or permanent discontinuation of our clinical trials at any time if they believe that the clinical trials are not being conducted in accordance with applicable regulatory requirements or that they present an unacceptable safety risk to the patients enrolled in our clinical trials.

Our clinical trial operations are subject to regulatory inspections at any time. If regulatory inspectors conclude that we or our clinical trial sites are not in compliance with applicable regulatory requirements for conducting clinical trials, we may receive reports of observations or warning letters detailing deficiencies, and we will be required to implement corrective actions. If regulatory agencies deem our responses to be inadequate, or are dissatisfied with the corrective actions we or our clinical trial sites have implemented, our clinical trials may be temporarily or permanently discontinued, and we may be fined, we or our investigators may be precluded from conducting any ongoing or any future clinical trials, the government may refuse to approve our marketing applications or allow us to manufacture or market our products, and we may be criminally prosecuted. The lengthy approval process, as well as the unpredictability of future clinical trial results, may result in us failing to obtain regulatory approval for our product candidates, which would materially harm our business, results of operations and prospects.

The results of earlier preclinical and clinical trials may not be predictive of future clinical trial results.

Failure can occur at any time during the clinical trial process. The results of preclinical testing and early clinical trials of our product candidates may not be predictive of the results of larger, later-stage controlled clinical trials. Product candidates that have shown promising results in early-stage clinical trials may still suffer significant setbacks in subsequent clinical trials. Our clinical trials to date have been conducted on a small number of patients in a single academic clinical site for a limited number of indications. We will have to conduct larger, well-controlled trials in our proposed indications at multiple sites to verify the results obtained to date and to support any regulatory submissions for further clinical development of our product candidates. Our assumptions related to our product candidates, such as with respect to lack of toxicity and manufacturing cost estimates, are based on early limited clinical trials and current manufacturing processes and may prove to be incorrect. Several companies in the biopharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or adverse safety profiles despite promising results in earlier, smaller clinical trials. Moreover, clinical data are often susceptible to varying interpretations and analyses. We do not know whether any Phase 2, Phase 3, or other clinical trials we may conduct will demonstrate consistent or adequate efficacy and safety with respect to the proposed indication for use sufficient to receive regulatory approval or market our product candidates.

If we do not achieve our projected development goals in the timeframes we announce and expect, the commercialization of our products may be delayed.

From time to time, we may estimate the timing of the accomplishment of various scientific, clinical, regulatory, manufacturing and other product development goals, which we sometimes refer to as milestones. These milestones may include the commencement or completion of preclinical studies and clinical trials and the submission of regulatory filings, including IND submissions. From time to time, we may publicly announce the expected timing of some of these milestones. All of these milestones are, and will be, based on a variety of assumptions. The actual timing of these milestones can vary significantly compared to our estimates, in some cases for reasons beyond our control, including with respect to challenges related to enrollment, manufacturing and our reliance on third parties to conduct, supervise or monitor some or all aspects of our clinical trials. We may experience numerous unforeseen events during, or as a result of, any future clinical trials that we conduct that could delay or prevent our ability to receive marketing approval or commercialize our product candidates.

We may experience difficulties in patient enrollment in our future clinical trials for a variety of reasons. The timely completion of clinical trials in accordance with their protocols depends, among other things, on our ability to enroll a sufficient number of patients who remain in the study until its conclusion. In addition, our clinical trials will compete with other clinical trials for product candidates that are in the same therapeutic areas as our product candidates, and this competition will reduce the number and types of patients available to us, because some patients who might have opted to enroll in our trials may instead opt to enroll in a trial being conducted by one of our competitors. Accordingly, we cannot guarantee that our clinical trials will progress as planned or as scheduled. Delays in patient enrollment may result in increased costs or may affect the timing or outcome of our ongoing clinical trial and planned clinical trials, which could prevent completion of these trials and adversely affect our ability to advance the development of our product candidates.

Our preclinical studies and clinical trials may fail to demonstrate the safety and efficacy of our product candidates, or serious adverse or unacceptable side effects may be identified during the development of our product candidates, which could prevent or delay regulatory approval and commercialization, increase our costs or necessitate the abandonment or limitation of the development of some of our product candidates.

Before obtaining regulatory approvals for the commercial sale of our product candidates, we must demonstrate through lengthy, complex and expensive preclinical testing and clinical trials that our product candidates are safe, pure and effective for use in each target indication, and failures can occur at any stage of testing. Preclinical studies and clinical trials often fail to demonstrate safety or efficacy of the product candidate studied for the target indication.

In addition to side effects caused by the product candidate, the administration process or related procedures also can cause adverse side effects. If any such adverse events occur, our clinical trials could be suspended or terminated. If we cannot demonstrate that any adverse events were not caused by the drug or administration process or related procedures, the FDA, EMA or foreign regulatory authorities could order us to cease further development of, or deny approval of, our product candidates for any or all targeted indications. Even if we are able to demonstrate that all future serious adverse events are not product-related, such occurrences could affect patient recruitment or the ability of enrolled patients to complete the trial. Moreover, if we elect, or are required, to not initiate, delay, suspend or terminate any future clinical trial of any of our product candidates, the commercial prospects of such product candidates may be harmed and our ability to generate product revenues from any of these product candidates may be delayed or eliminated. In addition, these side effects may not be appropriately recognized or managed by the treating medical staff, as toxicities resulting from personalized cell therapy, as with our MAR-T cell therapy products, are not normally encountered in the general patient population and by medical personnel. Any of these occurrences may harm our ability to develop other product candidates, and may harm our business, financial condition and prospects significantly.

If our product candidates are associated with side effects in clinical trials or have characteristics that are unexpected, we may need to abandon their development or limit development to more narrow uses in which the side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective. The FDA or an IRB may also require that we suspend, discontinue, or limit our clinical trials based on safety information, or that we conduct additional animal or human studies regarding the safety and efficacy of our product candidates which we have not planned or anticipated. Such findings could further result in regulatory authorities failing to provide marketing authorization for our product candidates or limiting the scope of the approved indication, if approved. Many product candidates that initially showed promise in early-stage testing have later been found to cause side effects that prevented further development of the product candidate.

Additionally, if one or more of our product candidates receives marketing approval, and we or others identify undesirable side effects caused by such products, a number of potentially significant negative consequences could result, including:

- regulatory authorities may withdraw approvals of such product;

- regulatory authorities may require additional warnings on the labels;

- we may be required to create a medication guide outlining the risks of such side effects for distribution to patients or other requirements subject to a REMS;

- we could be sued and held liable for harm caused to patients;

- we may not be able to achieve or maintain third-party payor coverage and adequate reimbursement; and

- our reputation and physician or patient acceptance of our products may suffer.

There can be no assurance that we will resolve any issues related to any product-related adverse events to the satisfaction of the FDA or foreign regulatory agency in a timely manner or at all. Moreover, any of these events could prevent us from achieving or maintaining market acceptance of the particular product candidate, if approved, and could significantly harm our business, results of operations and prospects.

We may not obtain or maintain the benefits associated with orphan drug designation, including market exclusivity.

Regulatory authorities in some jurisdictions, including the United States and the European Union, may designate drugs for relatively small patient populations as orphan drugs. Under the Orphan Drug Act, the FDA may grant orphan designation to a drug or biologic intended to treat a rare disease or condition, which is a disease or condition that affects fewer than 200,000 individuals in the United States, or more than 200,000 individuals in the United States for which there is no reasonable expectation that the cost of developing and making available in the United States a drug or biologic for this type of disease or condition will be recovered from sales in the United States for that drug or biologic. Generally, a product that has orphan drug designation and subsequently receives the first FDA approval for the disease for which it has such designation is entitled to orphan drug exclusive approval (or exclusivity), which means that the FDA may not approve any other applications to market the same drug or biologic for the same indication for seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan drug exclusivity. A designated orphan drug may not receive orphan drug exclusivity if it is approved for a use that is broader than the indication for which it received orphan designation.

The FDA has granted orphan drug designation for MT-401 for the treatment of AML after receiving an allogeneic stem cell transplant and for MT-601 for the treatment of patients with pancreatic cancer. In 2023, MT-401 was also granted orphan drug designation by the Committee for Orphan Medicinal Products of the European Medicines Agency (EMA) for the treatment of patients with AML. We may seek orphan drug designation for other indications or product candidates. Even if we were to obtain orphan drug designation for a product candidate, we may not obtain orphan exclusivity and that exclusivity may not effectively protect the drug from the competition of different drugs for the same condition, which could be approved during the exclusivity period. Additionally, after an orphan drug is approved, the FDA could subsequently approve another application for the same drug for the same indication if the FDA concludes that the later drug is shown to be safer, more effective or makes a major contribution to patient care. Orphan drug exclusive marketing rights in the United States also may be lost if the FDA or European Commission (on the basis of the opinion of the European Medicines Agency, or the EMA), later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the drug to meet the needs of patients with the rare disease or condition. The failure to obtain an orphan drug designation for any product candidates we may develop, the inability to maintain that designation for the duration of the applicable period, or the inability to obtain or maintain orphan drug exclusivity could reduce our ability to make sufficient sales of the applicable product candidate to balance our expenses incurred to develop it, which would have a negative impact on our operational results and financial condition.

Risks Related to Manufacturing

We rely on third-party vendors and contract manufacturing organizations to maintain and support our manufacturing and cell processing operations.

We do not operate our own cGMP manufacturing facility and instead rely on third parties for the clinical and, once approved, commercial manufacture of our product candidates. Our manufacturing process was originally developed at Baylor College of Medicine and we continue to contract with BCM to perform a wide variety of services to ensure the continuation of our research and development efforts, with the goal of optimizing our manufacturing process, product quality and commercial scalability. We continue to order products from BCM and BCM continues to supply us with products.

On February 22, 2024, we entered into a Master Services Agreement for Product Supply (the "MSA") with Cell Ready for the provision of various products and services by Cell Ready pursuant to work orders that may be entered into from time to time. Cell Ready, which is owned by one of our former directors and current shareholders, Mr. John Wilson, is a contract development and manufacturing organization (CDMO). Under the MSA, Cell Ready previously performed various services for us, including research and development, and manufacturing in support of our clinical trials. However, on March 27, 2025, we mutually agreed with Cell Ready to terminate the MSA. In connection therewith, we entered into a settlement and release agreement with Cell Ready pursuant to which we paid Cell Ready approximately $453,000 and we provided each other with mutual releases of all claims associated with any and all agreements between the Marker and Cell Ready.

While BCM continues to supply us with products, as we continue our clinical trials, in anticipation of the commencement of our larger pivotal trial for lymphoma in 2026, as well as the eventual need for commercial scale production, on June 16, 2025, the Company entered into a Statement of Work (the "SOW") with Cellipont Bioservices ("Cellipont"), a leading cell therapy Contract Development and Manufacturing Organization ("CDMO"), for the manufacturing of MT-601, the Company's lead MAR-T cell product.

Furthermore, we intend to evaluate additional potential third-party manufacturing capabilities to provide potential multiple sources of clinical and commercial supply. However, even if we can secure multiple sources of clinical and commercial supply, third-party manufacturers may not be willing or able to meet our needs concerning timing, quantity, or quality and/or may cease or substantially reduce their business. If we are unable to contract for a sufficient supply of needed materials on acceptable terms, or if we should encounter delays, difficulties or disputes with regard to in our relationships with manufacturers, our clinical trials may be delayed, thereby delaying the submission of product candidates for regulatory approval or the market introduction and subsequent sales of any approved products. Any such delay may lower our revenues and potential profitability. If any third-party breaches or terminates its agreement with us or fails to conduct its activities in a timely manner, the commercialization of our product candidates could be slowed down or blocked completely. It is possible that third-parties relied upon by us will change their strategic focus, pursue alternative technologies, or develop alternative product candidates, either on their own or in collaboration with others, as a means for developing treatments for the diseases targeted by our collaborative programs, or for other reasons. The effectiveness of these third parties in marketing their own products may also affect our revenues and earnings. Also, if we enter into additional third-party agreements in the future, we may not be able to negotiate such agreements successfully and, even if established, these relationships may not be scientifically or commercially successful. In the event our relationship with a third-party manufacturer is terminated or substantially reduced for any reason, it is possible we will not be able to identify an alternative third-party manufacturer within a reasonable period of time, if ever, which would have an adverse effect our operations.

Additionally, our manufacturing capabilities could be affected by cost-overruns, unexpected delays, equipment failures, labor shortages, natural disasters, power failures, competition with other clients, transportation difficulties and numerous other factors that could prevent us from fully realizing the intended benefits of our manufacturing strategy and have a material adverse effect on our clinical development, commercialization plans and/or general operations. In addition, the manufacturing process for any product candidates that we may develop is subject to the FDA and foreign regulatory authority approval process, and we may need to contract with manufacturers who can meet all applicable FDA and foreign regulatory authority requirements on an ongoing basis. If our contract manufacturing organizations, or CMOs, are unable to reliably produce products to specifications acceptable to the FDA or other regulatory authorities, we may not obtain or maintain the approvals we need to commercialize any approved products. Even if we obtain regulatory approval for any of our product candidates, there is no assurance that either we or our CMOs will be able to manufacture the approved product to specifications acceptable to the FDA or other regulatory authorities, to produce it in sufficient quantities to meet the requirements for the potential launch of the product, or to meet potential future demand. Further, we may be required to establish multiple manufacturing facilities to expand our commercial footprint for any approved products, which may lead to regulatory delays or prove costly. Any of these challenges could delay completion of clinical trials, require bridging clinical trials or the repetition of one or more clinical trials, increase clinical trial costs, delay approval of our product candidate, impair commercialization efforts, increase our cost of goods, and have an adverse effect on our clinical development and/or commercialization plans.

Our manufacturing process is reliant upon specialized equipment, and other specialty materials, which may not be available to us on acceptable terms or at all. We, our vendors, and contract manufacturing organizations rely or may rely on sole-source vendors or a limited number of vendors, which could impair the manufacture and supply of our product candidates.

We depend on a limited number of vendors for supply of certain materials and equipment used in the manufacture of our MAR-T cell therapy-based product candidates. For example, in the past, we purchased equipment and reagents critical for the manufacture of our product candidates from Wilson Wolf (a company controlled by our former director, John Wilson), Almac and other suppliers. As previously disclosed, Mr. Wilson resigned as one of our directors on January 24, 2025. Some of our direct or indirect suppliers may not have the willingness or capacity to support commercial products manufactured under cGMP by biopharmaceutical firms or may otherwise be ill-equipped to support our needs. We also may not have supply contracts with many of these suppliers and may not be able to obtain supply contracts with them on acceptable terms or at all. Accordingly, we may not be able to obtain key materials and equipment to support clinical or commercial manufacturing. Further, the FDA may determine that our manufacturing process, or the materials required for the manufacture of our product candidates, are not acceptable, which would require us to find alternative suppliers or processes, which may not be available on favorable terms, if at all.

For some of this equipment and materials, we may rely, and may now and/or in the future rely, on sole-source vendors or a limited number of vendors. An inability to continue to source product from any of these suppliers, which could be due to regulatory actions or requirements affecting the supplier, adverse financial, or other strategic developments experienced by a supplier, labor disputes or shortages, unexpected demands, or quality issues, could adversely affect our ability to satisfy demand for our product candidates, which could adversely and materially affect our operating results or our ability to conduct clinical trials, either of which could significantly harm our business.

The manufacture of our product candidates is complex and we may encounter difficulties in production, particularly with respect to process development. If any of our third-party suppliers encounter such difficulties, the supply of our product candidates for clinical trials, or our product candidates for patients, if approved, could be delayed or stopped, or we may be unable to maintain a commercially viable cost structure.

Our product candidates are biologics, and the process of manufacturing our product candidates is complex, highly regulated and subject to multiple risks. For example, the manufacture of our MAR-T cell therapy-based product candidates involves complex processes, including drawing blood from patients/donors, manufacturing the clinical product, and ultimately infusing the product into a patient. As a result of the complexities, the cost to manufacture biologics is generally higher than traditional small molecule chemical compounds, and the manufacturing process is less reliable and is more difficult to reproduce. Our manufacturing processes will be susceptible to product loss or failure due to any of the following: logistical issues associated with the collection of blood cells, or starting material, from the patient or a donor, shipping such material to the manufacturing site, shipping the final product back to the patient, and infusing the patient with the product; manufacturing issues associated with the variability in patients' or donor's starting cells; interruptions in the manufacturing process; contamination; equipment failure; improper installation or operation of equipment, vendor or operator error; inconsistency in cell growth; and variability in product characteristics. Additionally, transferring manufacturing responsibilities from one manufacturer to another also involves various risks, which could result in delays and additional costs. Even minor deviations from normal manufacturing processes could result in reduced production yields, product defects, and other supply disruptions. If for any reason we lose a patient's or a donor's cells, or later-developed product at any point in the process, the manufacturing process for that patient will need to be restarted and the resulting delay may adversely affect that patient's outcome and/or the results of clinical trials. If microbial, viral, or other contaminations are discovered in our product candidates or in the manufacturing facilities in which our product candidates are made, such manufacturing facilities may need to be closed for an extended period of time to investigate and remedy the contamination.

Because our autologous MAR-T cell therapy-based product candidates, MT-601, is manufactured for each particular patient, we will be required to maintain a chain of identity with respect to the patient's blood cells as it moves from the patient to the manufacturing facility, through the manufacturing process, and back to the patient. Maintaining such a chain of identity is difficult and complex, and failure to do so could result in adverse patient outcomes, loss of product, or regulatory action including withdrawal of our product candidates from the market. Further, as product candidates are developed through preclinical to late-stage clinical trials towards approval and commercialization, it is common that various aspects of the development program, such as manufacturing methods, are altered along the way in order to optimize processes and results. Such changes carry the risk that they will not achieve these intended objectives, and any of these changes could cause our product candidates to perform differently and affect the results of planned clinical trials or other future clinical trials.

We are working to develop commercially viable processes for manufacturing our products. Doing so is a difficult and uncertain task, and there are risks associated with scaling to the level required for advanced clinical trials or commercialization, including, among others, cost overruns, potential problems with process scale up, process reproducibility, stability issues, lot consistency, and timely availability of raw materials. As a result of these challenges, we may experience delays in our clinical development and/or commercialization plans. We may ultimately be unable to reduce the cost of goods for our product candidates to levels that will allow for an attractive return on investment if and when those product candidates are commercialized.

No assurance can be given that we will be able to develop a new, FDA-compliant, more efficient, lower cost manufacturing process upon which our business plan to commercialize MAR-T cell-based product candidates is dependent.

In cooperation with our current contract manufacturers and suppliers, we developed and have implemented a new nine-day MAR-T cell manufacturing process for our current as well as future clinical trials using a patient-specific manufacturing approach or using products manufactured from healthy donors ("Off-the-Shelf"). The new manufacturing process marks additional manufacturing improvements compared to the processes used in the BCM Phase 1 and 2 trials (36-day manufacturing time) and our previous AML trial (20-day manufacturing time). The new nine-day manufacturing process enables increased antigen specificity and diversity, which has exhibited a strong linear correlation to anti-tumor activity in vitro. The new process produces a patient product that is four times more potent, with the potential to greatly improve tumor killing. This new, scaled-up, pharmaceutical manufacturing process is new and subject to uncertainties. We cannot guarantee that we will be able to more efficiently and cost effectively, and in a more automated manner produce, measure and control the physical and/or chemical attributes of our product candidates in a cGMP facility. We also have never manufactured our adoptive T cell therapy product candidate on a commercial scale. As a result, we cannot give any assurance that we will be able to establish a manufacturing process that can produce our product candidates at a cost or in quantities necessary to make them commercially viable. Moreover, we and our third-party manufacturers will have to continually adhere to current cGMP regulations enforced by the FDA through its facilities inspection program. If these facilities cannot pass a pre-approval plant inspection, the FDA premarket approval of our product candidates will not be granted. In complying with cGMP and foreign regulatory requirements, we and any of our third-party manufacturers will be obligated to expend time, money and effort in production, record-keeping and quality control to assure that our product candidates meet applicable specifications and other requirements. If we or any of our third-party manufacturers fail to comply with these requirements, we may be subject to regulatory action. No assurance can be given that we or our partners will be able to establish and operate such a production facility.

Cellular products are not considered to be well characterized products because there are hundreds of markers present on T cells, and even small changes in manufacturing processes could alter the cell subtypes. It is unclear at this time which of those markers are critical for success of T cells to combat cancer, so our ability to predict the outcomes with newer manufacturing processes is limited. The changes that we may make to the existing manufacturing process may require additional testing, which may increase costs and timelines associated with these developments. In addition to developing a multi-antigen T cell-based therapy on existing adoptive T cell therapy technology, we are currently evaluating the desirability of conducting clinical trials of our product candidates in combination with other existing drugs. These combination therapies will require additional testing, and clinical trials will require additional FDA regulatory approval and will increase our future cost of development.

Risks Related to our Reliance on Third Parties

We rely on third parties for the clinical and, if approved, commercial manufacture of our product candidates. The third-party manufacturing facilities on which we rely may have limited capacity or fail to meet the applicable stringent regulatory requirements.

We do not have any cGMP manufacturing facilities. Following the termination of our MSA with Cell Ready, we rely on BCM for the cGMP manufacture of our product candidates for clinical development. While BCM continues to supply us with products, as we continue our clinical trials, in anticipation of the commencement of our larger pivotal trial for lymphoma in 2026, as well as the eventual need for commercial scale production, on June 16, 2025, the Company entered into a Statement of Work (the "SOW") with Cellipont Bioservices ("Cellipont"), a leading cell therapy Contract Development and Manufacturing Organization ("CDMO"), for the manufacturing of MT-601, the Company's lead MAR-T cell product. However, there is no guarantee that we will or have properly estimated our required manufacturing capacities or that the third parties on which we rely to manufacture our products will be able or willing to perform on our proposed timelines or to meet our manufacturing demands, if at all. Also, if we must increase production capacity for any reason, we may need to make considerable investments that could lead to significant financing needs or require us to enter into subcontracting agreements in order to outsource part of the production.

If the third-party contract manufacturing organizations on which we currently or in the future rely ceases or reduces its business or the products it supplies to us or experiences capacity constraints, other disruptions, or delays in manufacturing our MAR-T cell therapy-based product candidates, our planned clinical trials and necessary manufacturing capabilities will be disrupted or delayed. Third-party manufacturers may not be able to meet our needs concerning timing, quantity, or quality. Additionally, our third-party manufacturing partners may engage, be engaged by, or otherwise enter into arrangements with our competitors. If we are unable to contract for a sufficient supply of needed materials on acceptable terms, or if we should encounter delays or difficulties in our relationships with manufacturers, our clinical trials may be delayed, thereby delaying the submission of product candidates for regulatory approval or the market introduction and subsequent sales of any approved products. Any such delay may lower our revenues and potential profitability. If any third-party breaches or terminates its agreement with us or fails to conduct its activities in a timely manner, the commercialization of our product candidates could be slowed down or blocked completely. It is possible that third parties relied upon by us will change their strategic focus, pursue alternative technologies, or develop alternative product candidates, either on their own or in collaboration with others, as a means for developing treatments for the diseases targeted by our collaborative programs, or for other reasons. The effectiveness of these third parties in marketing their own products may also affect our revenues and earnings. We intend to continue to enter into additional third-party agreements in the future. However, we may not be able to negotiate any additional agreements successfully. Even if established, these relationships may not be scientifically or commercially successful.

The facilities used by our contract manufacturers to manufacture our product candidates must be inspected by the FDA. We do not have control over a supplier's or manufacturer's compliance with laws, regulations and applicable cGMP standards or similar regulatory requirements and other laws and regulations, such as those related to environmental health and safety matters. If our contract manufacturers cannot successfully manufacture material that conforms to our specifications and the strict regulatory requirements of the FDA or other regulatory authorities, we may be unable to obtain regulatory approval of our marketing applications. In addition, we have no control over the ability of our contract manufacturers to maintain adequate quality control, quality assurance and qualified personnel. If the FDA or a comparable foreign regulatory authority finds deficiencies with or does not approve these facilities for the manufacture of our product candidates or if it withdraws any such approval in the future, we may need to find alternative manufacturing facilities, which would significantly impact our ability to develop, obtain regulatory approval for or market our product candidates, if approved.

Our failure, or the failure of our third-party manufacturers, to comply with applicable regulations could result in sanctions being imposed on us, including clinical holds, fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of product candidates or drugs, operating restrictions, and criminal prosecutions, any of which could significantly and adversely affect supply of our products.

These factors could cause the delay of clinical trials, regulatory submissions, required approvals or commercialization of our product candidates, cause us to incur higher costs and prevent us from commercializing our products successfully, if approved. Furthermore, if our suppliers fail to meet contractual requirements, and we are unable to secure one or more replacement suppliers capable of production at a substantially equivalent cost, our clinical trials may be delayed, or we could lose potential revenue.

Our strategic relationship with BCM is dependent, in part, upon our ongoing relationship with key medical and scientific personnel and advisors.

Our MAR-T cell therapy has been developed through our collaboration with the Center for Cell and Gene Therapy at BCM, founded by Malcolm K. Brenner, M.D., Ph.D., a recognized pioneer in immuno-oncology. Our strategic relationship with BCM is dependent, in part, on our relationship with certain key employees and advisors, some of whom serve on our Scientific Advisory board, and in particular Dr. Vera, our founder, President and Chief Executive Officer and Principal Financial and Accounting Officer. If Dr. Vera discontinues his employment with us, our relationship with BCM may deteriorate, and our business could be harmed. We may also be dependent on BCM facilities and personnel to conduct research and development and manufacturing activities in the future.

Although we have an exclusive license agreement with BCM under which we received a worldwide, exclusive license to BCM's rights in and to three patent families to develop and commercialize the MAR-T cell product candidates, we will need to enter into additional agreements with BCM with respect to (i) a strategic alliance to advance preclinical research, early stage clinical trials, and clinical trials with respect to our product candidates, as well as continued access to our clinical data, and (ii) support, including personnel and space at the institution for the foreseeable future. Any delays in entering into new strategic agreements with BCM related to our product candidates could delay the development, manufacture, and clinical trials of our product candidates.

An important element of our intellectual property portfolio is to license additional rights and technologies from BCM. Our inability to license the rights and technologies that we have identified, or newly developed MAR-T cell technology that we may in the future identify, could have a material adverse impact on our ability to complete the development of our product candidates or to develop additional product candidates. No assurance can be given that we will be successful in licensing any additional rights or technologies from BCM and others. Failure to obtain additional rights and licenses may detrimentally affect our planned development of additional product candidates and could increase the cost, and extend the timelines associated with our development of such other product candidates.

We may not be able to establish or maintain the third-party relationships, including strategic collaborations, that are necessary to develop, commercialize and/or market some or all of our product candidates.

We expect to depend on collaborators, partners, licensees, clinical research organizations and other third parties to support our discovery efforts, to formulate product candidates to manufacture our product candidates and to conduct clinical trials for some or all of our product candidates. We cannot guarantee that we will be able to successfully negotiate agreements for or maintain relationships with collaborators, partners, licensees, clinical investigators, vendors and other third parties on favorable terms, if at all. Our ability to successfully negotiate such agreements will depend on, among other things, potential partners' evaluation of the superiority of our technology over competing technologies and the quality of the preclinical and clinical data that it has generated, and the perceived risks specific to developing our product candidates. If we are unable to obtain or maintain these agreements, we may not be able to clinically develop, formulate, manufacture, obtain regulatory approvals for or commercialize our product candidates. Management of any third-party relationships will require significant time and effort from our management team, coordination of our research and development programs with the research and development priorities of our collaborators and effective allocation of our resources to multiple projects.

If we continue to enter into research and development collaborations at the early phases of drug development, our success will in part depend on the performance of our corporate collaborators. We will not directly control the amount or timing of resources devoted by our corporate collaborators to activities related to our immunotherapies. Our corporate collaborators may not commit sufficient resources to their research and development programs or the commercialization, marketing or distribution of their immunotherapies. If any corporate collaborator fails to commit sufficient resources, our preclinical or clinical development programs related to this collaboration could be delayed or terminated. Also, our collaborators may pursue existing or other development-stage products or alternative technologies in preference to those being developed in collaboration with us. Finally, if we fail to make required milestones or royalty payments to our collaborators or to observe other obligations in our agreements with them, our collaborators may have the right to terminate those agreements.

Our strategy includes eventual substantial reliance upon strategic collaborations for marketing and commercialization of our product candidates, and we may rely even more on strategic collaborations for research, development, marketing and commercialization of our other immunotherapies. If we are unsuccessful in securing such strategic collaborations, we may be unable to commercialize any approved products as we have not yet licensed, marketed or sold any of our immunotherapies or entered into successful collaborations for these services in order to ultimately commercialize our immunotherapies. Establishing strategic collaborations is difficult and time-consuming. Our discussions with potential collaborators may not lead to the establishment of collaborations on favorable terms, if at all. Potential collaborators may reject collaborations based upon their assessment of our financial, clinical, regulatory or intellectual property position. If we successfully establish new collaborations, these relationships may never result in the successful development or commercialization of our immunotherapies or the generation of sales revenue. To the extent that we enter into co-promotion or other collaborative arrangements, our product revenues are likely to be lower than if we directly marketed and sold any products that we may develop.

Our employees, independent contractors, consultants, commercial partners and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

We are exposed to the risk of employee fraud or other illegal activity by our employees, independent contractors, consultants, commercial partners and vendors. Misconduct by these parties could include intentional, reckless and/or negligent conduct that fails to: comply with the laws of the FDA and other similar foreign regulatory bodies, provide true, complete and accurate information to the FDA and other similar foreign regulatory bodies, comply with manufacturing standards we have established, comply with healthcare fraud and abuse laws in the United States and similar foreign fraudulent misconduct laws, or report financial information or data accurately or to disclose unauthorized activities to us. If we obtain FDA approval of any of our product candidates and begin commercializing those products in the United States, our potential exposure under such laws will increase significantly, and our costs associated with compliance with such laws are also likely to increase. These laws may impact, among other things, our current activities with principal investigators and research patients, as well as proposed and future sales, marketing and education programs. In particular, the promotion, sales and marketing of healthcare items and services, as well as certain business arrangements in the healthcare industry, are subject to extensive laws designed to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, structuring and commission(s), certain customer incentive programs and other business arrangements generally. Activities subject to these laws also involve the improper use of information obtained in the course of patient recruitment for clinical trials.

Efforts to ensure that our business arrangements comply with applicable healthcare laws may involve substantial costs. It is possible that governmental and enforcement authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law interpreting applicable fraud and abuse or other healthcare laws and regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or in asserting our rights, those actions could have a significant impact on our business, including the imposition of significant civil, criminal and administrative penalties, damages, disgorgement, monetary fines, imprisonment, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of our operations, any of which could adversely affect our ability to develop our business. In addition, the approval and commercialization of any of our product candidates outside the United States will also likely subject us to foreign equivalents of the healthcare laws mentioned above, among other foreign laws.

Risks Related to the Commercialization of our Product Candidates

Our commercial success depends upon attaining significant market acceptance of our product candidates, if approved, among physicians, patients, healthcare payors and the medical community.

Even if we obtain regulatory approval for our product candidates, they may not gain market acceptance among physicians, healthcare payors, patients or the medical community. Market acceptance of our product candidates, if we receive approval, depends on a number of factors, including the:

- efficacy and safety of our product candidates as demonstrated in clinical trials and post-marketing experience;

- clinical indications for which our product candidates may be approved;

- acceptance by physicians and patients of our product candidates as safe and effective;

- potential and perceived advantages of our product candidates over alternative treatments;

- safety of our product candidates seen in a broader patient group, including our use outside the approved indications should physicians choose to prescribe for such uses;

- prevalence and severity of any side effects;

- product labeling, or product insert requirements of the FDA or other regulatory authorities;

- timing of market introduction of our product candidates as well as competitive products;

- cost in relation to alternative treatments;

- pricing and the availability of coverage and adequate reimbursement by third-party payors and government authorities;

- relative convenience and ease of administration; and

- effectiveness of any sales and marketing efforts.

If our product candidates are approved but fail to achieve market acceptance among physicians, patients, healthcare payors and the medical community, we may not be able to generate significant revenues, which would compromise our ability to become profitable.

The market for any products that we successfully develop will also depend on the cost of the product. We do not yet have sufficient information to reliably estimate what it will cost to commercially manufacture our current product candidates, and the actual cost to manufacture these products could materially and adversely affect the commercial viability of these products. Our goal is to reduce the cost of manufacturing our therapies. However, unless we are able to reduce those costs to an acceptable amount, we may never be able to develop a commercially viable product. If we do not successfully develop and commercialize products based upon our approach or find suitable and economical sources for materials used in the production of our products, we will not become profitable.

Even if we are successful in getting market approval, commercial success of any of our product candidates will also depend in large part on the availability of coverage and adequate reimbursement from third-party payors, including government payors such as the Medicare and Medicaid programs and managed care organizations, which may be affected by existing and future health care reform measures designed to reduce the cost of health care. Third-party payors could require us to conduct additional studies, including post-marketing studies related to the cost effectiveness of a product, to qualify for reimbursement, which could be costly and divert our resources. If government and other health care payors were not to provide adequate coverage and reimbursement levels for any of our products if approved, market acceptance and commercial success would be reduced.

Our MAR-T cell therapy may be provided to patients in combination with other agents provided by third parties. The cost of such combination therapy may increase the overall cost of MAR-T cell therapy and may result in issues regarding the allocation of reimbursements between our therapy and the other agents, all of which may adversely affect our ability to obtain reimbursement coverage for the combination therapy from third-party medical insurers.

Any product candidates we develop may become subject to unfavorable third-party coverage and reimbursement practices, as well as pricing regulations.

Significant uncertainty exists as to the coverage and reimbursement status of any pharmaceutical or biological product for which we obtain regulatory approval. Sales of any product depend, in part, on the extent to which such product will be covered by third-party payors, such as federal, state, and foreign government healthcare programs, commercial insurance and managed healthcare organizations, and the level of reimbursement for such product by third-party payors. In the United States, for example, principal decisions about reimbursement for new products are typically made by the Centers for Medicare & Medicaid Services, or CMS. CMS decides whether and to what extent a new product will be covered and reimbursed under Medicare, and private third-party payors often follow CMS's decisions regarding coverage and reimbursement to a substantial degree. However, one third-party payor's determination to provide coverage for a product candidate does not assure that other payors will also provide coverage for the product candidate. Further, no uniform policy for coverage and reimbursement exists in the United States, and coverage and reimbursement can differ significantly from payor to payor. As a result, the coverage determination process is often time-consuming and costly. This process will require us to provide scientific and clinical support for the use of our products to each third-party payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance. For products administered under the supervision of a physician, obtaining coverage and adequate reimbursement may be particularly difficult because of the higher prices often associated with such drugs. Additionally, separate reimbursement for the product itself or the treatment or procedure in which the product is used may not be available, which may impact physician utilization. We cannot be sure that coverage and reimbursement will be available for any product that we commercialize and, if reimbursement is available, what the level of reimbursement will be.

In addition, the U.S. government, state legislatures and foreign governments have continued implementing cost-containment programs, including price controls, restrictions on coverage and reimbursement and requirements for substitution of generic products. Third-party payors are increasingly challenging the prices charged for medical products and services, examining the medical necessity and reviewing the cost effectiveness of pharmaceutical or biological products, medical devices and medical services, in addition to questioning safety and efficacy. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit sales of any product. Decreases in third-party reimbursement for any product or a decision by a third-party payor not to cover a product could reduce physician usage and patient demand for the product.

If we are unable to establish or sustain coverage and adequate reimbursement for any product candidates from third-party payors, the adoption of those products and sales revenue will be adversely affected, which, in turn, could adversely affect the ability to market or sell those product candidates, if approved. Coverage policies and third-party payor reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which we receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

Our future success is highly dependent upon our key personnel, and our ability to attract, retain, and motivate additional qualified personnel. We will also be required to establish sales and marketing capabilities or enter into agreements with third parties to market and sell any approved products.

Our ability to compete in the highly competitive biotechnology and pharmaceutical industries depends upon our ability to attract and retain highly qualified managerial, scientific, and medical personnel. We are highly dependent on our management, scientific, and medical personnel and consultants, including in particular Juan Vera, M.D., who plays multiple roles as our President, Chief Executive Officer, and Principal Financial and Accounting Officer, as well as others. The loss of the services of our executive officer, other key employees, and other scientific and medical advisors, and our inability to find suitable replacements could result in delays in product development and harm to our business. We have a priority to quickly train additional qualified scientific and medical personnel to ensure the ability to maintain business continuity. Any delays in training such personnel could delay the development, manufacture, and clinical trials of our product candidates.

Our ability to attract and retain highly skilled personnel is critical to our operations and expansion. We face competition for these types of personnel from other biotechnology companies and more established organizations, many of which have significantly larger operations and greater financial, technical, human and other resources than us. We may not be successful in attracting and retaining qualified personnel on a timely basis, on competitive terms, or at all. If we are not successful in attracting and retaining these personnel, or integrating them into our operations, our business, prospects, financial condition and results of operations will be materially adversely affected. In such circumstances, we may be unable to conduct certain research and development programs, unable to adequately manage our clinical trials and development of our product candidates, and unable to adequately address our management needs.

We do not currently have an organization for the sale, marketing and distribution of any approved products and the cost of establishing and maintaining such an organization may exceed the cost-effectiveness of doing so. In order to market any products approved by the FDA or comparable foreign regulatory authorities, we must build our sales, marketing, managerial and other non-technical capabilities or make arrangements with third parties to perform these services. If we are unable to establish adequate sales, marketing and distribution capabilities, whether independently or with third parties, we may not be able to generate product revenue and may not become profitable. We will be competing with many companies that currently have extensive and well-funded sales and marketing operations. Without an internal commercial organization or the support of a third - party to perform sales and marketing functions, we may be unable to compete successfully against these more established companies.

The biotechnology and immunotherapy industries are characterized by rapid technological developments and a high degree of competition. We may be unable to compete with more substantial enterprises.

The biotechnology and biopharmaceutical industries are characterized by rapid technological developments and a high degree of competition. As a result, our actual or proposed immunotherapies could become obsolete before we recoup any portion of our related research and development and commercialization expenses. Competition in the biopharmaceutical industry is based significantly on scientific and technological factors. These factors include the availability of patent and other protection for technology and products, the ability to commercialize technological developments and the ability to obtain governmental approval for testing, manufacturing and marketing. We compete with specialized biopharmaceutical firms in the United States, Europe and elsewhere, as well as a growing number of large pharmaceutical companies that are applying biotechnology to their operations. Many biopharmaceutical companies have focused their development efforts in the human therapeutics area, including cancer. Many major pharmaceutical companies have developed or acquired internal biotechnology capabilities or made commercial arrangements with other biopharmaceutical companies. These companies, as well as academic institutions, governmental agencies and private research organizations, also compete with us in recruiting and retaining highly qualified scientific personnel and consultants. Our ability to compete successfully with other companies in the pharmaceutical field will also depend to a considerable degree on the continuing availability of capital to us.

Potential competitors in the market for treating hematological malignancies include numerous pharmaceutical and biotechnology companies, as well as academic institutions, private and public research institutions, and government agencies. Treatment of relapsed patients with lymphoma remains a challenge with relatively low overall survival rates. To date, there are four CD19-directed CAR-T cell therapies (Yescarta, Kymriah, Tecartus, and Bryanzi) approved for patients with relapsed lymphoma. However, up to 60% of CD19 CAR-T cell treated patients will relapse, particularly in the third line setting (Chong EA et al, N Engl J Med, 2021). This highlights a significant unmet medical need for alternative and more effective treatments. Our MAR-T cell drug candidates may compete with product candidates from a number of companies, which are developing various types of immunotherapies to treat cancer, including non-CD19 targeting CAR-T cells that target different antigens beyond CD19, multi-targeted CAR-T cells as well as NK-CAR therapies. In addition, bispecific antibodies represent promising therapies for patients with lymphoma and provide competition in the oncology space. To date, MT-601 is the only natural T cell product that targets multiple tumor antigens being explored for CAR relapse patients with lymphoma. Therefore, MT-601 fills a void in the market by providing much needed treatment to patient population. Current and potential competitors may have substantially greater research and development capabilities and financial, scientific, regulatory, manufacturing, marketing, sales, human resources, and experience than we do. Many of our competitors have several therapeutic products that have already been developed, approved and successfully commercialized, or are in the process of obtaining regulatory approval for their therapeutic products in the United States and internationally. While these universities and public and private research institutions primarily have educational objectives, they may develop proprietary technologies that lead to other FDA approved therapies or that secure patent protection that we may need for the development of our technologies and product candidates.

Even if we obtain regulatory approval for our lead product candidate, the availability and price of competitors' products could limit the demand and the price we will be able to charge for our therapy. We may not be able to implement our business plan if the acceptance of our product candidates is inhibited by price competition or the reluctance of physicians to switch from other methods of treatment to our product, or if physicians switch to other new therapies, drugs or biologic products or choose to reserve our product candidates for use in limited circumstances. We are aware of certain investigational new drugs under development or approved products by competitors that are used for the prevention, diagnosis, or treatment of certain diseases we have targeted for drug development. Various companies are developing biopharmaceutical products that have the potential to directly compete with our immunotherapies even though their approach may be different. The competition comes from both biotechnology firms and from major pharmaceutical companies. Many of these companies have substantially greater financial, marketing, and human resources than us. We also experience competition in the development of our immunotherapies from universities, other research institutions and others in acquiring technology from such universities and institutions.

In addition, certain of our immunotherapies may be subject to competition from investigational new drugs and/or products developed using other technologies, some of which have completed numerous clinical trials.

The market opportunities for our product candidates may be limited to those patients who are ineligible for or have failed prior treatments and may be small.

The FDA often approves new oncology therapies initially only for use in patients with relapsed or refractory metastatic disease. We expect to initially seek approval of our product candidates in this setting. Subsequently, for those product candidates that prove to be sufficiently beneficial, if any, we would expect to seek approval in earlier lines of treatment and potentially as a first line therapy. There is no guarantee, however, that our product candidates, even if approved, would be approved for earlier lines of therapy, and, prior to any such approvals, we may have to conduct additional clinical trials.

Our projections of both the number of people who have the cancers we are targeting, as well as the subset of people with these cancers in a position to receive second or third-line therapy, and who have the potential to benefit from treatment with our product candidates, are based on our research and estimates. These estimates have been derived from a variety of sources, including scientific literature, surveys of clinics, patient foundations, or market research by third parties, and may prove to be incorrect. We do not have verifiable internal marketing data regarding the potential size of the commercial market for our product candidates, nor have we obtained independent marketing surveys to verify the potential size of the commercial markets for our current product candidates or any future product candidates. Further, new studies may change the estimated incidence or prevalence of these cancers. The number of treatable patients may turn out to be lower than expected. Additionally, the potentially addressable patient population for our product candidates may be limited or may not be amenable to treatment with our product candidates and may also be limited by the cost of our treatments and the reimbursement of those treatment costs by third-party payors. For instance, we expect our lead product candidate to initially target patients with lymphoma who have relapsed after anti-CD19 CAR-T cell therapy or who are ineligible to receive anti-CD19 CAR-T cell treatment. Even if we obtain significant market share for our product candidates, because the potential target populations might be small, we may not achieve profitability without obtaining regulatory approval for additional indications, and we may spend large amounts of money trying to obtain approval for product candidates that have an uncertain commercial market.

New regulatory pathways for biosimilar competition could reduce the duration of market exclusivity for our products.

Under the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or collectively, the ACA, there is an abbreviated path in the United States for regulatory approval of products that are demonstrated to be "biosimilar" or "interchangeable" with an FDA-approved biological product. The ACA provides a regulatory mechanism that allows for FDA approval of biologic drugs that are similar to (but not generic copies of) innovative drugs on the basis of less extensive data than is required by a full BLA. Under this regulation, an application for approval of a biosimilar may be filed four years after approval of the innovator product. However, qualified innovative biological products will receive 12 years of regulatory exclusivity, meaning that the FDA may not approve a biosimilar version until 12 years after the innovative biological product was first approved by the FDA. However, the term of regulatory exclusivity may not remain at 12 years in the United States and could be shortened. A number of jurisdictions outside of the United States have also established abbreviated pathways for regulatory approval of biological products that are biosimilar to earlier versions of biological products. For example, the European Union has had an established regulatory pathway for biosimilars since 2005.

The increased likelihood of biosimilar competition has increased the risk of loss of innovators' market exclusivity. Due to this risk, and uncertainties regarding patent protection, if one of our late-stage product candidates or other clinical candidates are approved for marketing, it is not possible to predict the length of market exclusivity for any particular product with certainty based solely on the expiration of the relevant patent(s) or the current forms of regulatory exclusivity. It is also not possible to predict changes in United States regulatory law that might reduce biological product regulatory exclusivity. The loss of market exclusivity for a product would likely materially and negatively affect revenues from product sales of that product and thus our financial results and condition.

If product liability lawsuits are brought against us, we may incur substantial liabilities and may be required to limit commercialization of our product candidates.

We face an inherent risk of product liability as a result of the clinical testing of our product candidates and will face an even greater risk if we commercialize any products. For example, we may be sued if our product candidates cause or are perceived to cause injury or are found to be otherwise unsuitable during clinical testing, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent to the product, negligence, strict liability or a breach of warranties. Claims could also be asserted under state consumer protection laws. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of our product candidates. Even successful defense would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:

- decreased demand for our product candidates;

- injury to our reputation;

- withdrawal of clinical trial participants;

- initiation of investigations by regulators;

- costs to defend the related litigation;

- a diversion of management's time and our resources;

- substantial monetary awards to trial participants or patients;

- product recalls, withdrawals or labeling, marketing or promotional restrictions;

- loss of revenue;

- exhaustion of any available insurance and our capital resources; and

- the inability to commercialize any product candidate.

Our inability to obtain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could inhibit or prevent the commercialization of products we develop, alone or with collaborators. Our insurance policies may also have various exclusions, and we may be subject to a product liability claim for which we have no insurance coverage. While we obtained clinical trial insurance for our clinical trials, we may have to pay amounts awarded by a court or negotiated in a settlement that exceed our coverage limitations or that are not covered by our insurance, and we may not have, or be able to obtain, sufficient capital to pay such amounts. Even if our agreements with any future collaborators entitle us to indemnification against losses, such indemnification may not be available or adequate should any claim arise.

Risks Related to Our Intellectual Property

If we are unable to protect our proprietary rights, we may not be able to compete effectively or operate profitably.

Our commercial success is dependent in part on our ability to obtain, maintain, and enforce the patents and other proprietary rights that we have licensed and may develop, and on our ability to avoid infringing the proprietary rights of others. We generally seek to protect our proprietary position by filing patent applications in the United States and abroad related to our product candidates, proprietary technologies and their uses that are important to our business. Our patent applications cannot be enforced against third parties practicing the technology claimed in such applications unless, and until, patents issue from such applications, and then only to the extent the issued claims are directed to the technology. There can be no assurance that our patent applications or those of our licensor will result in additional patents being issued or that issued patents will afford sufficient protection against competitors with similar technology, nor can there be any assurance that the patents issued will not be infringed, designed around or invalidated by third parties. Even issued patents may later be found invalid or unenforceable or may be modified or revoked in proceedings instituted by third parties before various patent offices or in courts. The degree of future protection for our proprietary rights is uncertain. Only limited protection may be available and may not adequately protect our rights or permit us to gain or keep any competitive advantage. This failure to properly protect the intellectual property rights relating to our product candidates could have a material adverse effect on our financial condition and results of operations.

We seek to protect our proprietary technology and processes, in part, by entering into confidentiality agreements with relevant employees, consultants, scientific advisors, and contractors. We also seek to preserve the integrity and confidentiality of our data and trade secrets by maintaining physical security of the premises and physical and electronic security of the information technology systems. While we have confidence in these individuals, organizations, and systems, agreements or security measures may be breached, and we may not have adequate remedies for any breach. In addition, trade secrets may otherwise become known or be independently discovered by competitors. To the extent that the consultants, contractors or collaborators use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions.

Although we have patents and patent applications in other countries, we cannot be certain that the claims in other pending U.S. or European patent applications, international patent applications, and patent applications in certain other foreign territories directed to methods of generating MAR-T cell product candidates, or our other product candidates, will be considered patentable by the USPTO, courts in the United States or by the patent offices and courts in foreign countries, nor can we be certain that the claims in our issued licensed European patent will not be found invalid or unenforceable if challenged.

Most of our intellectual property rights are currently licensed from BCM, so that the preparation and prosecution of these patents and patent applications was not performed by us or under our control. Furthermore, patent law relating to the scope of claims in the biotechnology field in which we operate is still evolving and, consequently, patent positions in our industry may not be as strong as in other more well-established fields. The patent positions of biotechnology companies can be highly uncertain and involve complex legal and factual questions for which important legal principles remain unresolved. No consistent policy regarding the breadth of claims allowed in biotechnology patents has emerged to date. The patent application process is subject to numerous risks and uncertainties, and there can be no assurance that we or any of our potential future collaborators will be successful in protecting our product candidates by obtaining and defending patents. These risks and uncertainties include the following:

- the USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other provisions during the patent process, the noncompliance with which can result in abandonment or lapse of a patent or patent application, and partial or complete loss of patent rights in the relevant jurisdiction;

- patent applications may not result in any patents being issued;

- patents that may be issued or in-licensed may be challenged, invalidated, modified, revoked, circumvented, found to be unenforceable or otherwise may not provide any competitive advantage;

- our competitors, many of whom have substantially greater resources than us, and many of whom have made significant investments in competing technologies, may seek or may have already obtained patents that will limit, interfere with or eliminate our ability to make, use and sell our potential product candidates;

- there may be significant pressure on the U.S. government and international governmental bodies to limit the scope of patent protection both inside and outside the United States for disease treatments that prove successful, as a matter of public policy regarding worldwide health concerns; and

- countries other than the United States may have patent laws less favorable to patentees than those upheld by U.S. courts, allowing foreign competitors a better opportunity to create, develop and market competing product candidates.

The patent prosecution process is also expensive and time-consuming, and we may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner or in all jurisdictions where protection may be commercially advantageous. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection. Moreover, in some circumstances, we may not have the right to control the preparation, filing and prosecution of patent applications, or to maintain the patents, directed to technology that we license from third parties. We may also require the cooperation of our licensor in order to enforce the licensed patent rights, and such cooperation may not be provided. Therefore, these patents and applications may not be prosecuted and enforced in a manner consistent with the best interests of our business. We cannot be certain that patent prosecution and maintenance activities by our licensor have been or will be conducted in compliance with applicable laws and regulations, which may affect the validity and enforceability of such patents or any patents that may issue from such applications. If they fail to do so, this could cause us to lose rights in any applicable intellectual property that we in-license, and as a result our ability to develop and commercialize products or product candidates may be adversely affected and we may be unable to prevent competitors from making, using and selling competing products.

In addition, identification of third-party patent rights that may be relevant to our technology is difficult because patent searching is imperfect due to differences in terminology among patents, incomplete databases and the difficulty in assessing the meaning of patent claims. The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability and it is uncertain how much protection, if any, will be given to the patents we have licensed from a licensor if either the licensor or we attempt to enforce the patents and/or if they are challenged in court or in other proceedings, such as oppositions, invalidations, or like proceedings, which may be brought in foreign jurisdictions to challenge the validity of a patent. A third - party may challenge our patents, if issued, or the patent rights that we license from others in the courts or patent offices in the United States and abroad. It is possible that a competitor may successfully challenge our patents or that a challenge will result in loss of exclusivity or in patent claims being narrowed, invalidated or held unenforceable, which could limit our ability to stop others from using or commercializing similar or identical products, or limit the duration of the patent protection of our products and product candidates. Moreover, the cost of litigation to defend the validity of patents and to prevent or remedy infringement can be substantial. If the outcome of litigation is adverse to us, third parties may be able to use our patented invention without payment to us. Moreover, it is possible that competitors may infringe our patents or successfully avoid them through design innovation. To stop violation of our patent rights, we may need to file a lawsuit. These lawsuits are expensive and would consume time and other resources, even if we were successful in stopping or remedying the violation of our patent rights. In addition, there is a risk that a court would decide that our patents are not valid and that we do not have the right to stop the other party from using the inventions. There is also the risk that, even if the validity of our patents was upheld, a court would refuse to stop the other party on the ground that its activities are not covered by, that is, do not infringe, our patents.

Should third parties file patent applications, or be issued patents claiming technology also used or claimed by our licensor(s) or by us in any future patent application, we may be required to participate in interference proceedings in the USPTO to determine priority of invention for those patents or patent applications that are subject to the first-to-invent law in the United States, or may be required to participate in derivation proceedings in the USPTO for those patents or patent applications that are subject to the "first-inventor-to-file" law in the United States. We may be required to participate in such interference or derivation proceedings involving our issued patents and pending applications. We may be required to cease using the technology or to license rights from prevailing third parties as a result of an unfavorable outcome in an interference proceeding or derivation proceeding. A prevailing party in that case may not offer us a license on commercially acceptable terms or on any terms.

If we, our licensing partners, or any potential future collaborator initiates legal proceedings against a third - party to enforce a patent directed to one of our product candidates, the defendant could counterclaim that the patent is invalid and/or unenforceable in whole or in part. In patent litigation in the United States, defendant counterclaims alleging invalidity and/or unenforceability are commonplace. Grounds for a validity challenge include an alleged failure to meet any of several statutory requirements, including lack of novelty, non-obviousness or enablement. Grounds for an unenforceability assertion could include an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO or made a misleading statement during prosecution. Third parties may also raise similar claims before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include re-examination, post grant review, and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings). Such proceedings could result in revocation or amendment to our patents in such a way that they are no longer directed to our product candidates. The outcome following legal assertions of invalidity and unenforceability is unpredictable, and prior art could render our patents or those of our licensor invalid or could prevent a patent from issuing from one or more of our pending patent applications. There is no assurance that all potentially relevant prior art relating to our patents and patent applications has been found. There is also no assurance that there is not prior art of which we are aware, but which we do not believe affects the validity or enforceability of a claim in our patents and patent applications, which may, nonetheless, ultimately be found to affect the validity or enforceability of a claim. Furthermore, even if our patents are unchallenged, they may not adequately protect our intellectual property, provide exclusivity for our product candidates, prevent others from designing around our claims or provide us with a competitive advantage. If a defendant were to prevail on a legal assertion of invalidity and/or unenforceability, we would lose at least part, and perhaps all, of the patent protection on our product candidates. In addition, if the breadth or strength of protection provided by our patents and patent applications is threatened, it could dissuade companies from collaborating with us to license, develop or commercialize current or future product candidates. Such a loss of patent protection could have a material adverse impact on our business development.

The use of our technologies could potentially conflict with the rights of others.

Our potential competitors or other entities may have or acquire patent or proprietary rights that they could enforce against our licensor. There is a substantial amount of litigation, both within and outside the United States, involving patent and other intellectual property rights in the biotechnology and pharmaceutical industries, including patent infringement lawsuits, interferences, oppositions, reexaminations, *inter partes* review proceedings and post-grant review, or PGR, proceedings before the USPTO and/or corresponding foreign patent offices. Numerous third-party U.S. and foreign issued patents and pending patent applications exist in the fields in which we are developing product candidates. There may be third-party patents or patent applications with claims to materials, formulations, methods of manufacture or methods for treatment related to the use or manufacture of our product candidates. Such potential third-party patents or patent applications could limit our ability to make, use, sell, offer for sale or import our product candidates and products that may be approved in the future, or impair our competitive position by requiring us to alter our product candidates, pay licensing fees or cease activities.

As the biotechnology industry expands and more patents are issued, the risk increases that our product candidates may be subject to claims of infringement of the patent rights of third parties. Because patent applications are maintained as confidential for a certain period of time, until the relevant application is published we may be unaware of third-party patents that may be infringed by commercialization of any of our product candidates, and we cannot be certain that we were the first to file a patent application related to a product candidate or technology. Moreover, because patent applications can take many years to issue, there may be currently-pending patent applications that later issue as patents that our product candidates may infringe. If our product candidates conflict with patent rights of others, third parties could bring legal actions against us or our collaborators, licensees, suppliers or customers, claiming damages and seeking to enjoin manufacturing and marketing of the affected product candidates. If these legal actions are successful, in addition to any potential liability for damages, we could be required to obtain a license in order to continue to manufacture or market the affected product candidates. We may not prevail in any legal action and a required license under the patent may not be available on acceptable terms or at all.

Changes in U.S. patent law could diminish the value of patents in general, thereby impairing our ability to protect our product candidates.

As is the case with other biopharmaceutical companies, our success is dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the biopharmaceutical industry involves both technological and legal complexity, and is therefore costly, time-consuming and inherently uncertain. Changes in either the patent laws or in the interpretations of patent laws in the United States and other countries may diminish the value of our intellectual property. We cannot predict the breadth of claims that may be allowed or enforced in our patents or in third-party patents. For example, on September 16, 2011, the Leahy-Smith America Invents Act, or Leahy-Smith Act, was signed into law. The Leahy-Smith Act includes a number of significant changes to U.S. patent law. These include provisions that affect the way patent applications are prosecuted and may also affect patent litigation. In particular, under the Leahy-Smith Act, the United States transitioned in March 2013 to a "first inventor to file" system in which the first inventor to file a patent application will be entitled to the patent. Third parties are allowed to submit prior art before the issuance of a patent by the USPTO and may become involved in post-grant proceedings including post grant review, derivation, reexamination, *inter-partes* review or interference proceedings challenging our patent rights or the patent rights of others. An adverse determination in any such submission, proceeding or litigation could reduce the scope or enforceability of, or invalidate, our patent rights, which could adversely affect our competitive position. In addition, recent U.S. Supreme Court rulings on several patent cases have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by the U.S. Congress, the federal courts, and the USPTO, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future. While we do not believe that any of the patents owned or licensed by us will be found invalid based on these decisions, we cannot predict how future decisions by the courts, the U.S. Congress or the USPTO may impact the value of our patents.

We have limited foreign intellectual property rights and may not be able to protect our intellectual property rights throughout the world.

Filing, prosecuting and defending patents on product candidates in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States may be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Consequently, we may not be able to prevent third parties from practicing its inventions in all countries outside the United States, or from selling or importing products made using its inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and further, may export otherwise infringing products to territories where we have patent protection, but enforcement is not as strong as that in the United States. These products may compete with our products and patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property protection, particularly those relating to biopharmaceutical products, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

For example, the complexity and uncertainty of European patent laws have also increased in recent years. In Europe, a new unitary patent system was introduced by the end of 2023, which significantly impacts European patents, including those granted before the introduction of such a system. Under the unitary patent system, European applications will have the option, upon grant of a patent, of becoming a Unitary Patent which will be subject to the jurisdiction of the Unitary Patent Court, or UPC. As the UPC is a new court system, there is no precedent for the court, increasing the uncertainty of any litigation. Patents granted before the implementation of the UPC will have the option of opting out of the jurisdiction of the UPC and remaining as national patents in the UPC countries. Patents that remain under the jurisdiction of the UPC will be potentially vulnerable to a single UPC-based revocation challenge that, if successful, could invalidate the patent in all countries who are signatories to the UPC. We cannot predict with certainty the long-term effects of any potential changes.

We may be subject to claims that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information of third parties.

As is common in the biotechnology and pharmaceutical industries, in addition to our employees, we engage the services of consultants to assist us in the development of our product candidates. We have received confidential and proprietary information from third parties. We employ individuals or engage consultants who were previously employed at other biotechnology or pharmaceutical companies. We may be subject to claims that we or our employees, consultants or independent contractors have inadvertently or otherwise used or disclosed confidential information of these third parties or our employees' former employers. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial cost and be a distraction to our management and employees.

If we fail to comply with any obligations under our existing license agreements or any future license agreements, or disputes arise with respect to those agreements, it could have a negative impact on our business and our intellectual property rights.

We are a party to license agreements with BCM that impose, and we may enter into additional licensing arrangements with third parties that may impose, diligence, development and commercialization timelines, milestone payment, royalty, insurance and other obligations on us. Our rights to use the licensed intellectual property are subject to the continuation of and our compliance with the terms of these agreements. Disputes may arise regarding our rights to intellectual property licensed to us from a third - party, including but not limited to:

- the scope of rights granted under the license agreement and other interpretation-related issues;

- the extent to which our technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;

- the sublicensing of patent and other rights;

- our diligence obligations under the license agreement and what activities satisfy those diligence obligations;

- the ownership of inventions and know-how resulting from the creation or use of intellectual property by us, alone or with our licensors and collaborators;

- the scope and duration of our payment obligations;

- our rights upon termination of such agreement; and

- the scope and duration of exclusivity obligations of each party to the agreement.

If disputes over intellectual property and other rights that we have licensed or acquired from third parties prevent or impair our ability to maintain our current licensing arrangements on acceptable terms, we may be unable to successfully develop and commercialize the affected product candidates. If we fail to comply with our obligations under current or future licensing agreements, these agreements may be terminated or the scope of our rights under them may be reduced and we might be unable to develop, manufacture or market any product that is licensed under these agreements.

Under our license agreement with BCM for our MAR-T cell therapy technologies, we are currently required to pay both substantial milestone payments and royalties to BCM based on our revenues from sales of any approved products utilizing the licensed technologies, and these payments could adversely affect the overall profitability for us of any products that we may seek to commercialize. In order to maintain our license rights under the BCM license agreement, we will need to meet certain specified milestones, subject to certain cure provisions, in the development of our product candidates.

In addition, upon a liquidity event (as defined in our BCM license agreement with BCM) of the licensee under the BCM license agreement (which, the licensee shall be the Company), BCM will receive a liquidity incentive payment of 0.5% of the liquidity event proceeds (as defined in the BCM license agreement) received by such licensee or its stockholders in the liquidity event, thereby diluting the amount of proceeds available to the licensee or its stockholders in a liquidity event.

We may be subject to claims challenging the inventorship or ownership of our patents and other intellectual property.

We may be subject to claims that former employees, collaborators or other third parties have an ownership interest in our patents or other intellectual property. Litigation may be necessary to defend against these and other claims challenging inventorship or ownership. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and distraction to management and other employees.

Patent terms may be inadequate to protect our competitive position on our product candidates for an adequate amount of time.

Patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional filing date. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering our product candidates are obtained, once the patent life has expired, we may be subject to competition from competitive products, including biosimilars. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our owned and licensed patent portfolio may not provide sufficient rights to exclude others from commercializing products similar or identical to our product candidates.

Certain of our technologies are in-licensed from third parties, and the protection of those technologies is not entirely within our control.

We have a world-wide exclusive license from BCM of the rights in and to three patent families to develop and commercialize MAR-T cell product candidates in the field of oncology. As a result of these in-licenses, we could lose the right to develop each of the technologies if:

●   the owner (s) of the patent rights underlying the technologies that we license do not properly maintain or enforce the patents and intellectual property underlying those properties,

●   BCM seeks to terminate our license in contravention of the license agreements;

●   we fail to make all payments due and owing under any of the licenses; or

●   we fail to obtain on commercially reasonable terms, if at all, in-licenses from BCM or others for other rights that are necessary to develop the technology that we have already in-licensed.

If any of the above occurs, we could lose the right to use the in-licensed intellectual property, which would adversely affect our ability to commercialize our technologies, products or services. The loss of any current or future licenses from BCM, or the exclusivity rights provided by such license agreements, could materially harm our financial condition and operating results.

We rely upon patents and licensed technologies to protect our technology. We may be unable to protect our intellectual property rights, and we may be liable for infringing the intellectual property rights of others.

Our ability to compete effectively depends on our ability to maintain the proprietary nature of our technologies and the proprietary technology of others with whom we have entered into collaboration and licensing agreements. We own or hold licenses to a number of issued patents and U.S. pending patent applications, as well as foreign patents and foreign counterparts. Our success depends in part on our ability to obtain patent protection both in the United States and abroad for our product candidates, as well as the methods for treating patients in the product indications using these product candidates. Such patent protection is costly to obtain and maintain, and sufficient funds might not be available. Our ability to protect our product candidates from unauthorized or infringing use by third parties depends in substantial part on our ability to obtain and maintain valid and enforceable patents. Due to evolving legal standards relating to the patentability, validity and enforceability of patents covering pharmaceutical inventions and the scope of claims made under these patents, our ability to obtain, maintain and enforce patents is uncertain and involves complex legal and factual questions. Even if our product candidates, as well as methods for treating patients for prescribed indications using these product candidates are covered by valid and enforceable patents and have claims with sufficient scope, disclosure and support in the specification, the patents will provide protection only for a limited amount of time. Accordingly, rights under any issued patents may not provide us with sufficient protection for our product candidates or provide sufficient protection to afford us a commercial advantage against competitive products or processes.

In addition, we cannot guarantee that any patents will be issued from any pending or future patent applications owned by or licensed to us. Even if patents have been issued or will be issued, we cannot guarantee that the claims of these patents are or will be valid or enforceable or will provide us with any significant protection against competitive products or otherwise be commercially valuable to us. The laws of some foreign jurisdictions do not protect intellectual property rights to the same extent as in the United States and many companies have encountered significant difficulties in protecting and defending such rights in foreign jurisdictions. Furthermore, different countries have different procedures for obtaining patents, and patents issued in different countries offer different degrees of protection against use of the patented invention by others. If we encounter such difficulties in protecting or are otherwise precluded from effectively protecting our intellectual property rights in foreign jurisdictions, our business prospects could be substantially harmed.

The patent positions of biotechnology and pharmaceutical companies, including our patent positions, involve complex legal and factual questions, and, therefore, validity and enforceability cannot be predicted with certainty. Patents may be challenged, deemed unenforceable, invalidated, or circumvented. Our patents can be challenged by our competitors who can argue that our patents are invalid and/or unenforceable, or that the patent claims should be limited or narrowly construed. Patents also will not protect our product candidates if competitors devise ways of making or using these product candidates without infringing our patents. We will be able to protect our proprietary rights from unauthorized use by third parties only to the extent that our technologies, methods of treatment, product candidates, and any future products are covered by valid and enforceable patents or are effectively maintained as trade secrets and we have the funds to enforce our rights, if necessary.

The expiration of our owned or licensed patents before completing the research and development of our product candidates and receiving all required approvals in order to sell and distribute the products on a commercial scale can adversely affect our business and results of operations.

We may be involved in lawsuits to protect or enforce our patents or the patents of our licensor, which could be expensive, time-consuming and unsuccessful.

We may face legal claims involving stockholders, consumers, competitors, entities from whom we license technology, entities with whom we collaborate, persons claiming that we are infringing on their intellectual property and others. The biotechnology and pharmaceutical industries have been characterized by extensive litigation regarding patents and other intellectual property rights, and companies have employed intellectual property litigation to gain a competitive advantage. Competitors may infringe our intellectual property rights or those of our licensor. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time-consuming. In addition, in a patent infringement proceeding, a court may decide that one or more of the patents which we own or in-license is not valid or is unenforceable, and/or is not infringed. An adverse result in any litigation or defense proceedings could put one or more of our patents at risk of being invalidated, held unenforceable, or interpreted narrowly and could put our patent applications at risk of not issuing. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business. In addition, litigation may be necessary to enforce our issued patents, to protect our trade secrets and know-how, or to determine the enforceability, scope, and validity of the proprietary rights of others. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. In the event of a successful claim of infringement against us, we may have to pay substantial damages, including treble damages and attorneys' fees for willful infringement, obtain one or more licenses from third parties, pay royalties or redesign our infringing products, which may be impossible or require substantial time and monetary expenditure.

Periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on any issued patent and/or pending patent applications will be due to the USPTO and foreign patent agencies in several stages over the lifetime of our patents and/or applications. The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. We employ reputable law firms and other professionals to help us comply, and in many cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with rules applicable to the particular jurisdiction. However, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Noncompliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. In such an event, our competitors might be able to enter the market, which would have a material adverse effect on our business development.

Interference or derivation proceedings provoked by third parties or brought by us or declared by the USPTO may be necessary to determine the priority of inventions with respect to our patents or patent applications or those of our licensor. Should third parties file patent applications or be issued patents claiming technology also used or claimed by us, we may be required to participate in interference or derivation proceedings in the USPTO to determine priority of invention. We may be required to participate in interference or derivation proceedings involving our issued patents and pending applications. An unfavorable outcome could require us to cease using the related technology or to attempt to license rights from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially acceptable terms.

The costs of litigation or any proceeding relating to our intellectual property or contractual rights could be substantial even if resolved in our favor. Some of our competitors or financial funding sources have far greater resources than we do and may be better able to afford the costs of complex legal procedures. Also, in a lawsuit for infringement or contractual breaches, even if frivolous, we will require considerable time commitments on the part of management, our attorneys and consultants. Defending these types of proceedings or legal actions involve considerable expense and could negatively affect our financial results.

We may be unable to adequately prevent disclosure of trade secrets and other proprietary information.

We also rely on trade secrets to protect our proprietary technologies, especially where we do not believe patent protection is appropriate or obtainable. However, trade secrets are difficult to protect. We rely in part on confidentiality agreements with our employees, consultants, outside scientific collaborators, sponsored researchers, and other advisors to protect our trade secrets and other proprietary information. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover our trade secrets and proprietary information. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

If we are unable to obtain licenses needed for the development of our product candidates, or if we breach any of the agreements under which we license rights to patents or other intellectual property from third parties, we could lose license rights that are important to our business.

If we are unable to maintain and/or obtain licenses needed for the development of our product candidates in the future, we may have to develop alternatives to avoid infringing on the patents of others, potentially causing increased costs and delays in product development and introduction or precluding the development, manufacture, or sale of planned product candidates. Some of our licenses provide for limited periods of exclusivity that require minimum license fees and payments and/or may be extended only with the consent of the licensor. We might not meet these minimum license fees in the future, or these third parties might not grant extensions on any or all such licenses. This same restriction may be contained in licenses obtained in the future.

Additionally, the patents underlying the licenses might not be valid and enforceable. To the extent any product candidates developed by us are based on licensed technology, royalty payments on the licenses will reduce our gross profit from such product sales and may render the sales of such product candidates uneconomical. In addition, the loss of any current or future licenses or the exclusivity rights provided therein could materially harm our business financial condition and our operations.

Risks Related to Government Regulation

We are subject to extensive regulation, which can be costly, time consuming and can subject us to unanticipated delays. Even if we receive regulatory approval of our product candidates, we will be subject to ongoing quality and regulatory obligations and continued regulatory review, which may result in significant additional expense, and we may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with our product candidates.

All of our current and future product candidates, cell processing and manufacturing activities, are subject to comprehensive regulation by the FDA in the United States and by comparable authorities in other countries. The process of obtaining FDA and other required regulatory approvals, including foreign approvals, is expensive and often takes many years and can vary substantially based upon the type, complexity and novelty of the products involved. In addition, regulatory agencies may lack experience with our technologies and product candidates, which may lengthen the regulatory review process, increase our development costs and delay or prevent their commercialization.

No adoptive T cell therapy using MAR-T cells has been approved for marketing in the U.S. by the FDA. Consequently, there is no precedent for the successful commercialization of products based on our technologies. In addition, we have had only limited experience in filing and pursuing applications necessary to gain regulatory approvals, which may impede our ability to obtain timely FDA approvals, if at all. We have not yet sought FDA approval for any adoptive T cell therapy product. We will not be able to commercialize any of our potential product candidates until we obtain FDA approval, and so any delay in obtaining, or inability to obtain, FDA approval would harm our proposed business.

If we violate regulatory requirements at any stage, whether before or after marketing approval is obtained, we may be fined, forced to remove a product from the market and experience other adverse consequences including delay, which could materially harm our business development. Additionally, we may not be able to obtain the labeling claims necessary or desirable for the promotion of our products. We may also be required to undertake post-marketing trials. Prescription drugs may be promoted only for the approved indications in accordance with the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label may be subject to significant liability. However, physicians may, in their independent medical judgment, prescribe legally available products for off-label uses. The FDA does not regulate the behavior of physicians in their choice of treatment but the FDA does restrict manufacturer's communications on the subject of off-label use of their products. In addition, if we or others identify side effects after any of our adoptive T cell therapy products are on the market, or if manufacturing problems occur, regulatory approval may be withdrawn, and reformulation of our products may be required.

Any regulatory approvals that we receive for our product candidates will require surveillance to monitor the safety and efficacy of the product candidate. The FDA may also require a risk evaluation and mitigation strategy in order to approve our product candidates, which could entail requirements for a medication guide, physician communication plans or additional elements to ensure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. In addition, if the FDA or a comparable foreign regulatory authority approves our product candidates, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion, import, export and recordkeeping for our product candidates will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as continued compliance with cGMPs and cGCPs for any clinical trials that we conduct post-approval. Later discovery of previously unknown problems with our product candidates, including adverse events of unanticipated severity or frequency, or with our third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in, among other things:

- restrictions on the marketing or manufacturing of our product candidates, withdrawal of the product from the market, or voluntary or mandatory product recalls;

- fines, warning letters or holds on clinical trials;

- refusal by the FDA to approve pending applications or supplements to approved applications filed by us or suspension or revocation of license approvals;

- product seizure or detention, or refusal to permit the import or export of our product candidates; and

- injunctions or the imposition of civil or criminal penalties.

The FDA's and other regulatory authorities' policies may change, and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained, and we may not achieve or sustain profitability.

Obtaining and maintaining regulatory approval of our product candidates in one jurisdiction does not mean that we will be successful in obtaining regulatory approval of our product candidates in other jurisdictions.

Obtaining and maintaining regulatory approval of our product candidates in one jurisdiction does not guarantee that we will be able to obtain or maintain regulatory approval in any other jurisdiction, while a failure or delay in obtaining regulatory approval in one jurisdiction may have a negative effect on the regulatory approval process in others. For example, even if the FDA grants marketing approval of a product candidate, comparable regulatory authorities in foreign jurisdictions must also approve the manufacturing, marketing and promotion of the product candidate in those countries. Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from, and greater than, those in the United States, including additional preclinical studies or clinical trials as clinical studies conducted in one jurisdiction may not be accepted by regulatory authorities in other jurisdictions. In many jurisdictions outside the United States, a product candidate must be approved for reimbursement before it can be approved for sale in that jurisdiction. In some cases, the price that we intend to charge for our products is also subject to approval.

We may also submit marketing applications in other countries. Regulatory authorities in jurisdictions outside of the United States have requirements for approval of product candidates with which we must comply prior to marketing in those jurisdictions. Obtaining foreign regulatory approvals and compliance with foreign regulatory requirements could result in significant delays, difficulties and costs for us and could delay or prevent the introduction of our products in certain countries. If we fail to comply with the regulatory requirements in international markets and/or fail to receive applicable marketing approvals, our target market will be reduced and our ability to realize the full market potential of any approved product candidates will be harmed.

Any relationships with healthcare professionals, principal investigators, consultants, customers (actual and potential) and third-party payors in connection with our current and future business activities are and will continue to be subject, directly or indirectly, to federal and state healthcare laws. If we are unable to comply, or have not fully complied, with such laws, we could face penalties, contractual damages, reputational harm, diminished profits and future earnings and curtailment or restructuring of our operations.

Our business operations and activities may be directly, or indirectly, subject to various federal and state healthcare laws, including without limitation, fraud and abuse laws, false claims laws, data privacy and security laws, as well as transparency laws regarding payments or other items of value provided to healthcare providers. These laws may restrict or prohibit a wide range of business activities, including, but not limited to, research, manufacturing, distribution, pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. These laws may impact, among other things, our current activities with principal investigators and research subjects, as well as current and future sales, marketing, patient co-payment assistance and education programs.

Such laws include:

- the federal Anti-Kickback Statute which prohibits, among other things, persons and entities from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made under a federal healthcare program such as Medicare and Medicaid;

- the federal civil and criminal false claims laws, including the federal civil False Claims Act, and civil monetary penalties laws, which impose criminal and civil penalties against individuals or entities for, among other things, knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government;

- the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which imposes criminal and civil liability for, among other things, executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters;

- HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and its implementing regulations, which also imposes obligations, including mandatory contractual terms, on covered entities, including certain healthcare providers, health plans, and healthcare clearinghouses, and their respective business associates that create, receive, maintain or transmit individually identifiable health information for or on behalf of a covered entity as well as their covered subcontractors, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;

- the federal Physician Payments Sunshine Act, which requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children's Health Insurance Program, with specific exceptions, to report annually to CMS, information related to payments or other transfers of value made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), other health care professionals)(such as physician assistants and nurse practitioners) and teaching hospitals, as well as information regarding ownership and investment interests held by physicians and their immediate family members; and

- analogous state, local, and foreign laws and regulations, such as state anti-kickback and false claims laws, which may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third - party payors, including private insurers; state laws that require pharmaceutical companies to comply with the pharmaceutical industry's voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government; state laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures or drug pricing; state and local laws that require the registration of pharmaceutical sales representatives; state and local "drug takeback" laws and regulations; and state and foreign laws governing the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Efforts to ensure that our business arrangements will comply with applicable healthcare laws may involve substantial costs. While our interactions with healthcare professionals have been structured to comply with these laws and related guidance, it is possible that governmental and enforcement authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law interpreting applicable fraud and abuse or other healthcare laws. If our operations or activities are found to be in violation of any of the laws described above or any other governmental regulations that apply to us, we may be subject to, without limitation, significant civil, criminal and administrative penalties, damages, monetary fines, disgorgement, imprisonment, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, contractual damages, reputational harm, diminished profits and future earnings and curtailment or restructuring of our operations, any of which could adversely affect our ability to operate.

In addition, any sales of our product once commercialized outside the U.S. will also likely subject us to foreign equivalents of the healthcare laws mentioned above, among other foreign laws.

Recently enacted and future legislation in the United States and other countries may affect the prices we may obtain for our product candidates and increase the difficulty and cost to commercialize our product candidates.

In the United States and many other countries, rising healthcare costs have been a concern for governments, patients and the health insurance sector, which has resulted in a number of changes to laws and regulations, and may result in further legislative and regulatory action regarding the healthcare and health insurance systems that could affect our ability to profitably sell any product candidates for which we have obtained marketing approval.

For example, the ACA was enacted in the United States in March 2010, with the stated goals of containing healthcare costs, improving quality and expanding access to healthcare, and includes measures to change health care delivery, increase the number of individuals with insurance, ensure access to certain basic health care services, and contain the rising cost of care. There have been judicial, Congressional and executive branch challenges to certain aspects of the ACA. For example, Congress considered legislation that would repeal or repeal and replace all or part of the ACA. While Congress has not passed repeal legislation, several bills affecting the implementation of certain taxes under the ACA have been signed into law. The Tax Cuts and Jobs Act of 2017 includes a provision that repealed, effective January 1, 2019, the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the "individual mandate". Additionally, the 2020 federal spending package permanently eliminated, effective January 1, 2020, the ACA-mandated "Cadillac" tax on high-cost employer-sponsored health coverage and medical device tax and, effective January 1, 2021, also eliminates the health insurer tax. On June 17, 2021, the U.S. Supreme Court dismissed a challenge on procedural grounds that argued the ACA is unconstitutional in its entirety because the "individual mandate" was repealed by Congress. Further, on August 16, 2022, President Biden signed the Inflation Reduction Act of 2022, or IRA, into law, which among other things, extends enhanced subsidies for individuals purchasing health insurance coverage in ACA marketplaces through plan year 2025. The IRA also eliminates the "donut hole" under the Medicare Part D program beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost and creating a new manufacturer discount program. It is possible that the ACA will be subject to judicial or Congressional challenges in the future. It is also unclear how such challenges and the healthcare reform measures of the Biden administration will impact the ACA and our business.

In addition, other federal health reform measures have been proposed and adopted in the United States. For example, as a result of the Budget Control Act of 2011 and subsequent legislative amendments thereto, including the Infrastructure Investment and Jobs Act, providers are subject to Medicare payment reductions of 2% per fiscal year until 2031, unless additional Congressional action is taken. Under current legislation the actual reduction in Medicare Payments will vary from 1% in 2022 to up to 3% in the fiscal year of this sequester. Further, the American Taxpayer Relief Act of 2012 reduced Medicare payments to several providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. The Medicare Access and CHIP Reauthorization Act of 2015 ended the use of the statutory formula, also referred to as the Sustainable Growth Rate, for clinician payment and also introduced a quality payment program, or the Quality Payment Program, under which certain individual Medicare providers will be subject to certain incentives or penalties based on new program quality standards. This Quality Payment Program provides clinicians with two ways to participate, including through the Advanced Alternative Payment Models, or APMs, and the Merit-based Incentive Payment System, or MIPS. In November 2019, CMS issued a final rule finalizing the changes to the Quality Payment Program. It is still unclear how the introduction of the Quality Payment Program will impact overall physician reimbursement under the Medicare program. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. Additionally, on March 11, 2021, President Biden signed the American Rescue Plan Act of 2021 into law, which eliminates the statutory Medicaid drug rebate cap, currently set at 100% of a drug's average manufacturer price, for single source and innovator multiple source drugs, beginning January 1, 2024.

Also, there has been heightened governmental scrutiny recently over pharmaceutical pricing practices in light of the rising cost of prescription drugs and biologics. Such scrutiny has resulted in several recent Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for products. At the federal level, for example, in July 2021, the Biden administration released an executive order, "Promoting Competition in the American Economy," with multiple provisions aimed at prescription drugs. In response to Biden's executive order, on September 9, 2021, the Department of Health and Human Services, or HHS, released a Comprehensive Plan for Addressing High Drug Prices that outlines principles for drug pricing reform and sets out a variety of potential legislative policies that Congress could pursue as well as potential administrative actions HHS can take to advance these principles. In addition, the IRA, among other things (i) directs HHS to negotiate the price of certain high-expenditure, single-source drugs and biologics covered under Medicare and (ii) imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation. These provisions will take effect progressively starting in fiscal year 2023, although they may be subject to legal challenges. It is currently unclear how the IRA will be implemented but it is likely to have a significant impact on the pharmaceutical industry. In addition, the Biden administration released an additional executive order on October 14, 2022, directing HHS to report on how the Center for Medicare and Medicaid Innovation can be further leveraged to test new models for lowering drug costs for Medicare and Medicaid beneficiaries.

In addition, the One Big Beautiful Bill Act ("OBBBA"), which was signed into law on July 4, 2025, includes provisions that will impact the United States healthcare system in various ways. For example, the OBBBA is expected to significantly reshape the Medicaid program, including by introducing new work and eligibility requirements and changes to Medicaid payment and financing. Although the full impact of the OBBBA on the healthcare system and our business is uncertain, we may face increased costs and complexity in completing clinical development of and commercializing any product candidates for which we may receive regulatory approval, which could adversely affect our business and prospects.

At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

The combination of healthcare cost containment measures, increased health insurance costs, reduction of the number of people with health insurance coverage, as well as future legislation and regulations focused on reducing healthcare costs by reducing the cost of, or reimbursement and access to, pharmaceutical products, may limit or delay our ability to commercialize our products, generate revenue or attain profitability.

As described above, the ACA and potential regulations thereunder easing the entry of competing follow-on biologics into the marketplace, other new legislation or implementation of existing statutory provisions on importation of lower-cost competing drugs from other jurisdictions, and legislation on comparative effectiveness research are examples of previously enacted and possible future changes in laws that could adversely affect our business.

We expect that additional state and federal healthcare reform measures will continue to be adopted in the future. While it is not possible to predict whether and when any such changes will occur, changes in the laws, regulations, and policies governing the development and approval of our product candidates and the commercialization, importation, and reimbursement of our product candidates could adversely affect our business.

We are subject to stringent and changing laws, regulations, rules, contractual obligations, policies and other obligations related to data privacy and security. Our actual or perceived failure to comply with such obligations could lead to regulatory investigations or regulatory investigations or actions; litigation; fines and penalties; disruptions of our business operations; reputational harm; loss of revenue or profits; loss of customers or sales; and other adverse business consequences.

In the ordinary course of our business, we may collect, receive, store, process, generate, use, transmit, disclose, make accessible, protect, secure, dispose of, share (collectively, processing) personal data and other sensitive data, including proprietary and confidential business data, intellectual property, trade secrets, data regarding clinical trial subjects, and sensitive third-party data. We may rely on third parties (such as service providers) for our data processing-related activities. Our data processing activities subject us to numerous data privacy and security obligations, such as various laws, regulations, guidance, industry standards, external and internal privacy and security policies, contracts, and other obligations that govern the processing of personal data by us and on our behalf.

In the United States, federal, state, and local governments have enacted numerous data privacy and security laws, including data breach notification laws, personal data privacy laws, and consumer protection laws. For example, HIPAA, as amended by HITECH, imposes specific requirements relating to the privacy, security, and transmission of individually identifiable health information. Additionally, the California Consumer Privacy Act of 2018, or CCPA, applies to personal data of consumers, business representatives, and employees, and requires businesses to provide specific disclosures in privacy notices and honor requests of California residents to exercise certain privacy rights. The CCPA provides for civil penalties of up to $7,500 per violation and allows private litigants affected by certain data breaches to recover significant statutory damages. Although the CCPA exempts some data processed in the context of clinical trials, the CCPA increases compliance costs and potential liability with respect to other personal data we maintain about California residents. In addition, California Privacy Rights Act of 2020, or CPRA, expands the CCPA's requirements, including by adding a new right for individuals to correct their personal data and establishing a new regulatory agency to implement and enforce the law. Other states, such as Virginia and Colorado, have also passed comprehensive privacy laws, and similar laws are being considered in several other states, as well as at the federal and local levels. While these states, like the CCPA, also exempt some data processed in the context of clinical trials, these developments further complicate compliance efforts and increase legal risk and compliance costs for us and the third parties upon whom we rely. Outside the United States, an increasing number of laws, regulations, and industry standards apply to data privacy and security. For example, the European Union's General Data Protection Regulation ("EU GDPR"), the United Kingdom's GDPR ("UK GDPR"), Brazil's General Data Protection Law (Lei Geral de Proteção de Dados Pessoais, or "LGPD") (Law No. 13,709/2018), and China's Personal Information Protection Law ("PIPL") impose strict requirements for processing personal data. For example, under the EU GDPR, companies may face temporary or definitive bans on data processing and other corrective actions, fines of up to 20 million euros or 4% of annual global revenue, whichever is greater, or private litigation related to processing of personal data brought by classes of data subjects or consumer protection organizations authorized at law to represent their interests.

We are also bound by contractual obligations related to data privacy and security, and our efforts to comply with such obligations may not be successful. For example, certain privacy laws, such as the CCPA, require our customers to impose specific contractual restrictions on their service providers. We publish privacy policies, marketing materials and other statements, regarding data privacy and security. If these policies, materials or statements are found to be deficient, lacking in transparency, deceptive, unfair, or misrepresentative of our practices, we may be subject to investigation, enforcement actions by regulators or other adverse consequences. Obligations related to data privacy and security are quickly changing, becoming increasingly stringent, and creating regulatory uncertainty. Additionally, these obligations may be subject to differing applications and interpretations, which may be inconsistent or conflict among jurisdictions. Preparing for and complying with these obligations requires us to devote significant resources, which may necessitate changes to our services, information technologies, systems, and practices and to those of any third parties that process personal data on our behalf.

We may at times fail (or be perceived to have failed) in our efforts to comply with our data privacy and security obligations. Moreover, despite our efforts, our personnel or third parties on whom we rely may fail to comply with such obligations, which could negatively impact our business operations. If we or the third parties on which we rely fail, or are perceived to have failed, to address or comply with applicable data privacy and security obligations, we could face significant consequences, including but not limited to: government enforcement actions (e.g., investigations, fines, penalties, audits, inspections, and similar); litigation (including class-action claims); additional reporting requirements and/or oversight; bans on processing personal data; and orders to destroy or not use personal data. Any of these events could have a material adverse effect on our reputation, business, or financial condition, including but not limited to: interruptions or stoppages in our business operations (including clinical trials); inability to process personal data or to operate in certain jurisdictions; limited ability to develop or commercialize our products; expenditure of time and resources to defend any claim or inquiry; adverse publicity; or substantial changes to our business model or operations.

Risks Related to our Securities

The price of our stock may be volatile.

The listing of our common stock on Nasdaq does not assure that a meaningful, consistent and liquid trading market currently exists or will exist in the future. The trading price of our common stock may fluctuate substantially. The price of our common stock that will prevail in the market may be higher or lower than the price at which our shares of common stock, depending on many factors, some of which are beyond our control and may not be related to our company or our operating performance. These fluctuations could cause you to lose part or all of your investment in our common stock. Those factors that could cause fluctuations include, but are not limited to, the following:

- price and volume of fluctuations in the overall stock market from time to time;

- fluctuations in stock market prices and trading volumes of similar companies;

- the thinly traded nature of our common stock;

- actual or anticipated changes in our net loss or fluctuations in our operating results or in the expectations of securities analysts;

- results of our preclinical studies and clinical trials or delays in anticipated timing;

- the issuance of new equity securities pursuant to a future offering, including issuances of preferred stock, or sales of large blocks of our stock and sales by insiders and our institutional investors;

- announcements of new collaboration agreements with strategic partners or developments by our existing collaboration partners;

- announcements of acquisitions, mergers or business combinations;

- competitive developments, including announcements by competitors of new products or services or significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

- general economic conditions and trends, including changes in interest rates, and other national and global conditions, including pandemics and related global economic uncertainty;

- major catastrophic events;

- departures of key personnel;

- events affecting BCM, our CDMO or any future collaborators;

- announcements of new product candidates or technologies, commercial relationships or other events, including the results of clinical trials, or variations in our quarterly operating results;

- regulatory developments in the United States and other countries, including changes in the structure of healthcare payment systems, or other positive and negative events relating to healthcare and the overall pharmaceutical and biotechnology sectors;

- failure of our common stock to maintain listing requirements on Nasdaq;

- the outcome of any litigation to which we are a party;

- changes in accounting principles; and

- discussion of our company or our stock price by the financial and scientific press and in online investor communities.

The stock market in general, and the Nasdaq Capital Market, or Nasdaq, and biotechnology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors, including potentially worsening economic conditions, may negatively affect the market price of our common stock, regardless of our actual operating performance. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been brought against that company. Due to the potential volatility of our stock price, we may therefore be the target of securities litigation in the future. Securities litigation could result in substantial costs and divert management's attention and resources from our business.

Sales of additional equity securities may adversely affect the market price of our common stock and your rights may be reduced. Our stockholders may experience dilution in the future and it may adversely affect the market price of our securities.

We expect to continue to incur drug development and sale, general and administrative costs. Until such time, if ever, as we can generate substantial product revenue, we expect to fund our cash requirements through a combination of equity offerings, debt financings and potential collaboration, license and development agreements. We do not currently have a committed external source of funds, but have entered into the ATM agreement under which we may sell shares. To the extent that we sell equity securities or convertible debt securities, including under the ATM agreement, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a common stockholder. The sale or the proposed sale of substantial amounts of our common stock or other equity securities in the public markets may adversely affect the market price of our common stock. Debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends.

If we raise additional funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, we may be required to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or to grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our drug development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

As of December 31, 2025, we had 16.7 million shares of our common stock issued and outstanding. Those outstanding shares represent a minority of our authorized shares, meaning that the ownership position of the current stockholders could be diluted significantly were we to issue a large number of additional shares. In addition, as of December 31, 2025, there were outstanding options for an aggregate of approximately 1.8 million shares of common stock at a weighted average exercise price of $7.77 per share. Further, as of December 31, 2025, there were outstanding warrants for an aggregate of approximately 7.7 million shares of common stock at a weighted average exercise price of $2.62 per share. We have registered the resale of the shares issuable upon exercise of our outstanding warrants, and as a result the shares issued upon exercise will be tradable by the exercising party. Upon such registration, the holders may sell these shares in the public markets from time to time, without limitations on the timing, amount, or method of sale. If our stock price rises, the holders may exercise their warrants and options and sell a large number of shares. This could cause the market price of our common stock to decline and cause existing stockholders to experience significant further dilution.

We do not intend to pay cash dividends.

We have not declared or paid any cash dividends on our common stock, and we do not anticipate declaring or paying cash dividends for the foreseeable future. Any future determination as to the payment of cash dividends on our common stock will be at our board of directors' discretion and depends on our financial condition, operating results, capital requirements and other factors that our board of directors considers to be relevant.

General Risk Factors

From time to time, we may become involved in legal proceedings.

We are not currently a party to any material legal proceedings that we believe could have an adverse effect on our business, operating results or financial condition. However, from time to time, we may become involved in legal proceedings, including those arising in the ordinary course of doing business. For example, we may be subject to claims from our employees, consultants, vendors and other third parties with whom we have a contractual relationship. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial cost and be a distraction to our management and employees.

If our information technology systems or data, or those of third parties upon which we rely, are or were compromised, or are perceived to have been compromised, we could experience adverse consequences, including but not limited to regulatory investigations or actions; litigation; fines and penalties; disruptions of our business operations; reputational harm; loss of revenue or profits; loss of customers or sales; and other adverse consequences.

In the ordinary course of our business, we and the third parties upon which we rely, may collect, receive, store, use, transmit, disclose, transfer, disclose, make accessible, protect, secure, dispose of, transmit, share, or otherwise process proprietary, confidential, and sensitive data, including personal data (such as health-related data regarding clinical trial subjects), intellectual property, and trade secrets.

Cyberattacks, malicious internet-based activity, and online and offline fraud and other similar activities threaten the confidentiality, integrity, and availability of our sensitive information and information technology systems, and those of the third parties upon which we rely. Such threats are prevalent and continue to rise, are increasingly difficult to detect, and come from a variety of sources, including traditional computer "hackers," threat actors, "hacktivists," organized criminal threat actors, personnel (such as through theft or misuse), sophisticated nation-states, and nation-state-supported actors. Some actors now engage and are expected to continue to engage in cyber-attacks, including without limitation nation-state actors for geopolitical reasons and in conjunction with military conflicts and defense activities. During times of war and other major conflicts, we, the third parties upon which we rely, may be vulnerable to a heightened risk of these attacks, including retaliatory cyber-attacks, that could materially disrupt our systems and operations, supply chain, and ability to produce, sell and distribute our goods and services. We and the third parties upon which we rely may be subject to a variety of threats, including, but not limited to, malicious code (such as viruses and worms), social engineering attacks (including through phishing attacks), malware (including as a result of advanced persistent threat intrusions), denial of service attacks (such as credential stuffing), credential harvesting, software bugs, server malfunctions, software or hardware failures, unauthorized access, natural disasters, fire, terrorism, successful breaches, personnel misconduct or error, or human or technological error, war and telecommunication and electrical failures.

In particular, severe ransomware attacks are becoming increasingly prevalent and severe, and can lead to significant interruptions in our operations, loss of sensitive data, reputational harm, and diversion of funds. Extortion payments may alleviate some of the negative impact of a ransomware attack, but we may be unwilling or unable to make such payments due to, for example, applicable laws or regulations prohibiting such payments. Additionally, future pandemics could pose increased risks to our information technology systems and data if our employees are required to work from home, utilizing network connections outside our premises. Future or past business transactions (such as acquisitions or integrations) could expose us to additional cybersecurity risks and vulnerabilities, as our systems could be negatively affected by vulnerabilities present in acquired or integrated entities' systems and technologies. Furthermore, we may discover security issues that were not found during due diligence of such acquired or integrated entities, and it may be difficult to integrate companies into our information technology environment and security program.

We rely on third parties (such as service providers and technologies) to process sensitive information in a variety of contexts, including without limitation third-party providers of cloud-based infrastructure, encryption and authentication technology, employee email, and other functions. Our ability to monitor these third parties' cybersecurity practices is limited, and these third parties may not have adequate information security measures in place. If our third-party service providers experience a security incident or other interruption, we could experience adverse consequences. While we may be entitled to damages if our third-party service providers fail to satisfy their privacy or security-related obligations to us, any award may be insufficient to cover our damages, or we may be unable to recover such award. In addition, supply-chain attacks have increased in frequency and severity, and we cannot guarantee that third parties' infrastructure in our supply chain or our third-party partners' supply chains have not been compromised. Any of the previously identified or similar threats could cause a security incident or other incident during which our information technology systems or data could be compromised, which could result in unauthorized, unlawful, or accidental acquisition, modification, destruction, loss, alteration, encryption, disclosure of, or access to our data; it could also disrupt our ability (and that of third parties upon which we rely) to operate our business, including conducting our clinical trials. For example, if a compromise were to occur and cause interruptions in our operations, it could result in a material disruption of our drug development programs. Similarly, the loss of clinical trial data from completed, ongoing or planned clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach results in a loss of or damage to our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and the further development of our product candidates could be delayed.

We may expend significant resources or modify our business activities (including our clinical trial activities) in an effort to protect against the compromise of our information technology systems and data. Further, certain data privacy and security obligations may require us to implement and maintain specific security measures, industry-standard or reasonable security measures to protect our information technology systems and data. While we have implemented security measures designed to prevent our information technology systems and data from being compromised, there can be no assurance that these measures will be effective. We may be unable to detect vulnerabilities in our information technology systems because the threats against these systems change frequently, are often sophisticated, and may not be detected until after a compromise has occurred. Despite our efforts to identify and remediate vulnerabilities, if any, in our information technology systems, our efforts may not be successful. Further, we may experience delays in developing and deploying remedial measures designed to address any identified vulnerabilities.

If we (or a third - party upon whom we rely) experience a security incident or are perceived to have experienced a security incident, we may experience adverse consequences, including: government enforcement actions (for example, investigations, fines, penalties, audits, and inspections); additional reporting requirements and/or oversight; restrictions on processing data (including personal data); litigation (including class actions); indemnification obligations; negative publicity; reputational harm; monetary fund diversions; interruptions in our operations (including availability of data); financial loss; and other similar harms. Additionally, applicable data privacy and security obligations may require us to notify relevant stakeholders; such disclosures are costly, and the disclosures or the failure to comply with such requirements could lead to adverse consequences. Our contracts may not contain limitations of liability, and even where they do, there can be no assurance that limitations of liability in our contracts are sufficient to protect us from claims related to our data privacy and security obligations. We have cybersecurity insurance for a breach event covering expenses for notification, credit monitoring, investigation, crisis management, public relations and legal advice. We also maintain property and casualty insurance that may cover restoration of data, certain physical damage or third-party injuries caused by potential cybersecurity incidents. However, damage and claims arising from such incidents may not be covered or may exceed the amount of any insurance available. Additionally, we cannot be sure that such coverage will continue to be available on commercially reasonable terms or at all, or that such coverage will pay future claims.

As a result of being a public company, we are obligated to develop and maintain proper and effective internal controls over financial reporting, and any failure to maintain the adequacy of these internal controls may adversely affect investor confidence in our company and, as a result, the value of our common stock.

We are required, pursuant to Section 404 of the Sarbanes-Oxley Act, or Section 404, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting. We are also required to disclose significant changes made in our internal control procedures on a quarterly basis.

To comply with Section 404, we have engaged in the costly and challenging process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404. Our compliance with Section 404 requires that we incur substantial professional fees and expend significant management efforts, and we may need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge and compile the system and process documentation necessary to perform the evaluation needed to comply with Section 404.

During the evaluation and testing process of our internal controls, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal control over financial reporting is effective. We cannot assure you that there will not be material weaknesses or significant deficiencies in our internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition or results of operations. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness or significant deficiency in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of our common stock could decline, and we could be subject to sanctions or investigations by the Nasdaq, the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

Our ability to use net operating losses and certain other tax attributes to offset future taxable income may be subject to limitation.

Our net operating loss, or NOL, carryforwards could expire unused and be unavailable to offset future income tax liabilities because of their limited duration or because of restrictions under U.S. tax law. Our federal NOLs generated in tax years beginning before January 1, 2018, are permitted to be carried forward for only 20 years under applicable U.S. tax law. Our federal NOLs generated in tax years beginning after December 31, 2017, may be carried forward indefinitely, but the deductibility of such federal NOLs is limited to 80% of taxable income. It is uncertain if and to what extent various states will conform to federal tax law.

In addition, under Section 382 and Section 383 of the Internal Revenue Code of 1986, as amended, or, the Code, if a corporation undergoes an "ownership change," its ability to use its pre-change NOL carryforwards and other pre-change tax attributes (such as research tax credits) to offset its post-change income may be limited. A Section 382 "ownership change" generally occurs if one or more stockholders or groups of stockholders who own at least 5% of our stock increase their ownership by more than 50 percentage points (by value) over their lowest ownership percentage over a rolling three-year period. We may have experienced ownership changes in the past and may experience ownership changes in the future as a result of shifts in our stock ownership (some of which are outside our control). As a result, if we earn net taxable income, our ability to use our pre-change NOLs to offset such taxable income may be subject to limitations. Similar provisions of state tax law may also apply to limit our use of accumulated state tax attributes. In addition, at the state level, there may be periods during which the use of NOLs is suspended or otherwise limited, which could accelerate or permanently increase state taxes owed.

Consequently, even if we achieve profitability, we may not be able to utilize a material portion of our net operating loss carryforwards and certain other tax attributes, which could have a material adverse effect on cash flow and results of operations.

Catastrophic events may disrupt our business.

In the event of a major hurricane or other serious weather event or catastrophic event such as fire, power loss, cyberattack, war, terrorist attack or epidemic or pandemic that impacts the facilities of any third parties on which we may rely, we may be unable to continue our operations and may experience delays in our manufacturing process and shipment of clinical supply to trial sites or interruptions in our clinical trials and research activities, all of which could delay our development plans and materially harm our business, results of operations and prospects.

Our business and operations could be adversely affected by the effects of health epidemics, including pandemics.

Our business and operations could be adversely affected by the effects of health epidemics, as was recently experienced in connection with the COVID-19 virus, which was declared by the World Health Organization as a global pandemic.

Remote work policies, quarantines, shelter-in-place and similar government orders, shutdowns or other restrictions on the conduct of business operations related to the pandemics or other health epidemics may negatively impact productivity. For instance, the COVID-19 pandemic disrupted our ongoing research and development activities and delayed certain of our clinical programs and timelines. In addition, although our employees are accustomed to working remotely, changes in internal controls due to remote work arrangements may result in control deficiencies in the preparation of our financial reports, which could be material. Such orders may also impact personnel at third-party manufacturing facilities in the United States and other countries, or the availability or cost of materials, which would disrupt our supply chain and could affect our ability to conduct ongoing and planned clinical trials and preparatory activities.

Health epidemics may also affect the conduct of our clinical trials. We previously experienced temporary delays in enrollment due to the COVID-19 pandemic and in satisfying certain FDA requirements to move forward with the trial, which together resulted in a delay in our overall timelines for this trial. Our ongoing and future clinical trials may also be affected by future pandemics. Patient enrollment and clinical site initiation, while ongoing, may be delayed due to prioritization of hospital resources toward pandemics or other health emergencies, if they arise. Some patients may not be able to comply with clinical trial protocols if quarantines impede patient movement or interrupt healthcare services. Similarly, we may be unable to recruit and retain patients and principal investigators and site staff who, as healthcare providers, may have heightened exposure to health epidemics, which would adversely impact clinical trial operations.

The extent to which future pandemics impact our business and operations, including our clinical development and regulatory efforts, will depend on future developments that are highly uncertain and cannot be predicted with confidence, such as the continued geographic spread of the disease, the duration and effect of any future business disruptions in the United States and other countries to contain and treat patients with the disease. Accordingly, we do not yet know the full extent of potential delays or impacts on our business, our clinical and regulatory activities, healthcare systems or the global economy as a whole. However, these impacts could adversely affect our business, financial condition, results of operations and growth prospects and may also have the effect of heightening many of the other risks and uncertainties described in this "Risk Factors" section.

Unfavorable global political or economic conditions could adversely affect our business, financial condition or results of operations.

Our results of operations could be adversely affected by general conditions in the global economy and in the global financial markets. For example, in recent years the COVID-19 pandemic, decades-high inflation and concerns about an economic recession in the United States or other major markets resulted in widespread unemployment, economic slowdown and extreme volatility in the capital markets. The Federal Reserve recently raised interest rates multiple times in response to concerns about inflation and is expected to continue to raise rates. Higher interest rates, coupled with reduced government spending and volatility in financial markets, including with respect to foreign exchange, may increase economic uncertainty. A severe or prolonged economic downturn, such as the global financial crisis, could result in a variety of risks to our business, including our ability to raise additional capital when needed on acceptable terms, if at all. There can be no assurance that further deterioration in credit and financial markets and confidence in economic conditions will not occur. A weak or declining economy could also strain our suppliers, possibly resulting in supply disruption, or cause our customers to delay making payments for our services. In addition, military conflicts such as between Russia and Ukraine could disrupt or otherwise adversely impact our operations and those of third parties upon which we rely, although we have not experienced any such disruption to date. Related sanctions, export controls or other actions have been or may in the future be initiated by nations including the United States, the European Union or Russia (e.g., potential cyberattacks, disruption of energy flows, etc.), which could adversely affect our business and/or our supply chain, our CROs, CMOs and other third parties with whom we conduct business. Any of the foregoing could harm our business and we cannot anticipate all of the ways in which the current economic climate and financial market conditions could adversely impact our business.

If the equity and credit markets deteriorate, including as a result of political unrest or war, it may make any necessary debt or equity financing more difficult to obtain in a timely manner or on favorable terms, more costly or more dilutive. Increased inflation rates can adversely affect us by increasing our costs, including labor and employee benefit costs. Any significant increases in inflation and related increase in interest rates could have a material adverse effect on our business, results of operations and financial condition.

Changes in tax laws or regulations could materially adversely affect our company.

New tax laws or regulations could be enacted at any time, and existing tax laws or regulations could be interpreted, modified or applied in a manner that is adverse to us, which could adversely affect our business and financial condition. For instance, the United States recently passed the Inflation Reduction Act, which provides for a minimum tax equal to 15% of the adjusted financial statement income of certain large corporations, as well as a 1% excise tax on certain share buybacks by public corporations that would be imposed on such corporations. In addition, it is uncertain if and to what extent various states will conform to federal tax legislation. The impact of such changes or future legislation could increase our U.S. tax expense and could have a material adverse impact on our business and financial condition.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

We operate in the biotechnology sector, which is subject to various cybersecurity risks that could adversely affect our business, financial condition, and results of operations, including intellectual property theft; fraud; extortion; harm to employees or customers; violation of privacy laws and other litigation and legal risk; and reputational risk. We have implemented a risk-based approach to identify and assess the cybersecurity threats that could affect our business and information systems. Our cybersecurity program is aligned with industry standards and best practices, such as the National Institute of Standards and Technology ("NIST") Cybersecurity Framework. We expect the third-party vendors that provide our IT services to use various tools and methodologies to manage cybersecurity risk and to monitor and evaluate our cybersecurity posture and performance on an ongoing basis through regular vulnerability scans, penetration tests and threat intelligence feeds. We expect to require third-party service providers with access to personal, confidential or proprietary information to implement and maintain cybersecurity practices consistent with applicable legal standards and industry best practices.

Our business depends on the availability, reliability, and security of our information systems, networks, data, and intellectual property. Any disruption, compromise, or breach of our systems or data due to a cybersecurity threat or incident could adversely affect our operations, customer service, product development, and competitive position. They may also result in a breach of our contractual obligations or legal duties to protect the privacy and confidentiality of our stakeholders. Such a breach could expose us to business interruption, lost revenue, ransom payments, remediation costs, liabilities to affected parties, cybersecurity protection costs, lost assets, litigation, regulatory scrutiny and actions, reputational harm, customer dissatisfaction, harm to our vendor relationships, or loss of market share.

Cybersecurity Governance and Oversight

Our board of directors addresses our cybersecurity risk management as part of its general oversight function.

Our cybersecurity risk assessment and management processes are implemented and maintained by various members of our management team, third party service providers and other employees, who we believe have a combination of relevant expertise, experience, education and training.

Certain members of our management team are responsible for hiring appropriate personnel and third-party IT service providers, helping to integrate cybersecurity risk considerations into our overall risk management strategy, communicating key priorities to relevant personnel, approving budgets, helping prepare for cybersecurity incidents, approving cybersecurity processes, and reviewing security assessments and other security-related reports.

Our cybersecurity incident response processes are designed to escalate certain cybersecurity incidents to members of management depending on the circumstances, including in some cases to our executive team. Our cybersecurity incident management team, and other individuals as needed, work to help us mitigate and remediate cybersecurity incidents of which we are notified. In addition, our incident response processes include a procedure for reporting certain cybersecurity incidents to the board of directors.

The board of directors receives regular reports from management concerning our cybersecurity risk management program. The board also receives various summaries and/or presentations related to cybersecurity threats, risks and mitigation.

ITEM 2. PROPERTIES

We do not own any real estate or other properties. We utilize office space at 2450 Holcombe Blvd, TMC Partners Office 1.311, Houston, TX 77021, which is also our principal business office.

ITEM 3. LEGAL PROCEEDINGS

From time to time, we may become involved in legal proceedings, including those arising in the ordinary course of our business. We are not currently a party to any material legal proceedings that we believe could have an adverse effect on our business, operating results or financial condition.

ITEM 4. MINE SAFETY DISCLOSURE

Not Applicable

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our common stock is listed for trading on the Nasdaq Capital Market under the symbol "MRKR". As of March 16, 2026, we had 39 stockholders of record, whom are holding shares. The price of our common stock on March 16, 2026 was $1.41 per share.

Dividend Policy

No dividends have been declared or paid on our common stock. We have incurred recurring losses and do not currently intend to pay any cash dividends in the foreseeable future.

Recent Sales of Unregistered Securities

None.

Issuer Repurchase Of Equity Securities

We did not repurchase any equity securities.

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition, changes in financial condition, plan of operations and results of operations should be read in conjunction with (i) our audited consolidated financial statements as of December 31, 2025 and December 31, 2024 and (ii) the section entitled "Business", included in this annual report. The discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors.

Company Overview

We are a clinical-stage immuno-oncology company specializing in the development and commercialization of novel T cell-based immunotherapies for the treatment of hematological malignancies and solid tumor indications. Harnessing millions of years of immunologic evolution, Marker's multi antigen recognizing ("MAR")-T cell technology is designed to recognize and kill highly heterogeneous tumors without the need for genetic modifications. This approach selectively expands natural tumor-specific T cells from a patient's/donor's blood that are capable of recognizing a broad range of tumor associated antigens, or TAAs. Unlike other T cell therapies, MAR-T cells are able to recognize hundreds of different epitopes within up to six tumor-specific antigens to produce broad spectrum anti-tumor activity. Targeting multiple antigens simultaneously exploits the natural capacity of T cells to recognize and kill tumor targets via native T cell receptors ("TCR"), while limiting tumor adaptation/escape by antigen-negative selection or antigen down-regulation. When infused into a patient with cancer, the MAR-T cells are designed to kill cancer cells expressing the TAA and potentially recruit the patient's immune system to participate in the cancer killing process.

We licensed the underlying technology for MAR-T cell therapy from Baylor College of Medicine, or BCM, in March 2018. BCM had utilized the therapy in seven exploratory clinical trials. In these studies, BCM treated over 150 patients suffering from a variety of cancers including lymphoma, multiple myeloma, acute myeloid leukemia, or AML, acute lymphoblastic leukemia, or ALL, pancreatic cancer, breast cancer and various sarcomas. In those studies, BCM saw evidence of clinical benefit, expansion of infused cells, and decreased toxicity compared to other cellular therapies.

We anticipate to continue to advance two product candidates for 3 clinical indications as part of our MAR-T cell program for:

- Autologous MAR-T cell product for the treatment of lymphoma and pancreatic cancer (MT-601)
- Off-the-Shelf ("OTS") product in various indications (e.g., MT-401-OTS in AML or MDS)

We do not genetically engineer our MAR-T cell therapies and we believe that our product candidates are superior to T cells engineered with chimeric antigen receptors, or CAR-T, for several reasons including:

- Multiple targets → enhanced tumoricidal effect→ minimized tumor immune escape
- Clinical safety → no treatment-related side effects, including immune effector cell-associated neurotoxicity syndrome (ICANS) or other severe adverse effects (SAEs), were attributed to the use of MAR-T cell therapies to date
- Non-genetically engineered T cell products → selective expansion of tumor-specific T cells from a patient's or donor's blood capable of recognizing a broad range of tumor antigens→ no risk of mutagenesis and reduced manufacturing complexity → lower cost


Single antigen targeted therapies
Heterogeneous Tumor
Mono-Specific T cells
Tumor Immune Escape
Marker's MAR-T cell approach
Targeting Multiple Antigens for Improved Outcomes
In contrast to mono-specific T cells, MAR-T cells recognize up to 6 antigens for a more potent, durable anti-tumor response.
MAR-T cells

For these reasons, we believe our endogenous T cell receptor-based therapies may provide meaningful clinical benefit and safety to patients with both hematological and solid tumors.

We believe that the simplicity of our manufacturing process allows additional modifications to expand MAR-T cell recognition of cancer targets. For example, we are assessing the potential of combining MAR-T cell products with other products.

In August 2025, we issued a press release providing an update on the progress and clinical observations from the Phase 1 APOLLO study, with a data cutoff date of June 2025. Our Phase 1 APOLLO study is investigating MT-601, a MAR-T cell product, in patients with lymphoma who have relapsed after anti-CD19 chimeric antigen receptor (CAR) T cell therapy or for whom anti-CD19 CAR-T cells are not an option. In this update, clinical data was available for a total of 24 B-cell lymphoma patients from 7 clinical sites across the United States, including 15 patients with Non-Hodgkin Lymphoma ("NHL") and 9 patients with Hodgkin Lymphoma ("HL"). At the time of the data cutoff, 12 NHL and 9 HL patients have been assessed. Study participants showed objective responses and a favorable safety profile with and without lymphodepletion.

Pipeline

Our clinical-stage pipeline is set forth below:


HEMATOLOGIC MALIGNANCIES
INDICATION
PRECLINICAL
IND
PHASE 1
PHASE 2
Lymphoma
Patient-specific
MT-601
AML
Off-the-Shelf (OTS)
MT-401-OTS
SOLID TUMORS
INDICATION
PRECLINICAL
IND
PHASE 1
PHASE 2
Pancreatic Cancer
Patient-specific
MT-601

Manufacturing

Our manufacturing process was originally developed at Baylor College of Medicine, where we initially conducted our clinical trials. We continue to contract and collaborate with BCM and others to perform a wide variety of services to ensure the continuation of our research and development efforts, with the goal of optimizing our manufacturing process, product quality and commercial scalability.

On February 22, 2024, we entered into a Master Services Agreement for Product Supply (the "MSA") with Cell Ready for the provision of various products and services by Cell Ready pursuant to work orders that may be entered into from time to time. Cell Ready, which is owned by one of our former directors, Mr. John Wilson, is a contract development and manufacturing organization (CDMO). The MSA contains customary representations, warranties and indemnification provision. The initial term of the MSA is three years and may be extended upon the mutual written agreement of the parties. On March 27, 2025, we mutually agreed with Cell Ready to terminate the MSA. In connection therewith, we and Cell Ready entered into a settlement and release agreement pursuant to which we paid Cell Ready approximately $453,000 and we and Cell Ready provided one another mutual releases of all claims associated with any and all agreements between Marker and Cell Ready.

Additionally, BCM continues to supply us with products, as we continue our clinical trials. Furthermore, in anticipation of the commencement of our larger pivotal trial for Lymphoma in 2026, as well as the eventual need for commercial scale production, we intend to evaluate and qualify additional potential third-party manufacturing partners to provide potential multiple sources of clinical and commercial supply. We currently are in discussions with a number of CDMO candidates and anticipate that we will select a partner organization and commence the qualification and technology transfer process later this year.

However, there is no guarantee that we will or have properly estimated our required manufacturing capacities or that the third parties on which we rely to manufacture our products will be able or willing to perform on our proposed timelines or to meet our manufacturing demands, if at all. If any of our third-party vendors experience disruptions, or otherwise cease or substantially reduce the amount of products they are willing to supply us, our business and operations could be adversely affected. See "Risk Factors".

Recent Developments

On June 16, 2025, Company entered into a Statement of Work (the "SOW") with Cellipont Bioservices, a leading cell therapy Contract Development and Manufacturing Organization ("CDMO"), for the manufacturing of MT-601, the Company's lead MAR-T cell product candidate. Pursuant to the SOW, Cellipont will provide technology transfer and cGMP manufacturing services to support the scale-up and production of MT-601 for the Company's APOLLO study.

Between July 17 and 21, 2025, the Company sold 1,624,075 shares of common stock pursuant to our ATM Agreement, with H.C. Wainwright & Co. LLC, for net proceeds of $4.5 million, after deducting agent commissions, at an average price per share of $2.87 per share.

On August 26, 2025, the Company sold 3,734,217 shares of common stock pursuant to the ATM Agreement with H.C. Wainwright & Co., LLC for net proceeds of $5.4 million, after deducting agent commissions, at an average price of $1.48 per share.

On October 6, 2025, the Company announced that the first patient has been treated in the Off-the-Shelf ("OTS") program, with encouraging preliminary safety data. The OTS program has the potential to provide a fast treatment option for patients with rapidly progressing diseases. The OTS product will be initially investigated in patients with acute myeloid leukemia ("AML") or myelodysplastic syndromes ("MDS"), with the potential to be expanded to other indications.

Effective November 1, 2025, Kathryn Penkus Corzo joined the Company's Board of Directors.

Financial Overview

Research and Development Expenses

Our research and development expenses are primarily costs associated with our clinical trials, including compensation, share-based compensation expense and benefits for employees and selected consultants, manufacturing expenses and fees paid to third parties.

Clinical costs are expensed as incurred. Costs and timing of clinical trials and development of our product candidates will depend on a variety of factors that include, but are not limited to, the following:

- per patient clinical trial costs;

- the number of patients that participate in the clinical trials;

- the number of sites included in the clinical trials;

- the length of time required to enroll eligible patients;

- the number of doses that patients receive;

- the drop-out or discontinuation rates of patients;

- potential additional safety monitoring or other studies requested by regulatory agencies;

- the duration of patient follow-up;

- the efficacy and safety profile of the product candidates; and

- the ability to successfully manufacture patient doses.

In addition, the potential for success of each product candidate will depend on numerous factors, including clinical trial outcomes, acceptance by regulatory authorities, competition, manufacturing capability and commercial viability. We determine which programs to pursue and how much to fund each program in response to ongoing scientific assessments, competitive developments, clinical trial results, as well as an assessment of each product candidate's commercial potential. We anticipate our clinical trial costs will continue to increase over the next several years due to increased spending on the clinical development and manufacturing of our product candidates.

General and Administrative Expenses

General and administrative expenses consist primarily of personnel costs, including share-based compensation, legal fees relating to patent and corporate matters, insurance costs, consulting and professional fees, audit and investor relations.

Income Taxes

We recognized ($15,156) and $49,953 in state tax (benefit) expense for the years ended December 31, 2025 and 2024, respectively.

Other Income (Expense)

Other income (expense), net consists of interest income.

Results of Operations for the Years Ended December 31, 2025 and 2024

The following table summarizes the results of our continuing operations (rounded to the thousands except for per share amounts) for the years ended December 31, 2025 and 2024, together with the changes to those items:

	For the Years Ended December 31,		Change	
	2025	2024		
Revenues:				
Grant income	$ 3,546,669	$ 6,591,080	$ (3,044,411)	(46)%
Total revenues	3,546,669	6,591,080	(3,044,411)	(46)%
Operating expenses:				
Research and development	11,799,154	13,467,845	(1,668,691)	(12)%
General and administrative	4,184,806	4,241,607	(56,801)	(1)%
Loss on early termination of vendor agreement	453,135	—	453,135	NM
Total operating expenses	16,437,095	17,709,452	(1,272,357)	(7)%
Loss from operations	(12,890,426)	(11,118,372)	(1,772,054)	16 %
Other income (expenses):				
Interest income	594,206	437,010	157,196	36 %
Other income	117,444	—	117,444	NM
Loss from operations before income taxes	$ (12,178,776)	$ (10,681,362)	$ (1,497,414)	14 %

Revenue

We did not generate any revenue during the years ended December 31, 2025 and 2024, respectively, from the sales or licensing of our product candidates.

In August 2021, we received notice of a Product Development Research award totaling approximately $13.1 million from the Cancer Prevention and Research Institute of Texas ("CPRIT"), to support the clinical investigation of MT-401 as an Off-the-Shelf ("OTS") product in patients with Acute Myeloid Leukemia ("AML") (the "CPRIT AML Grant").

In September 2022, we received notice from the FDA that we had been awarded a $2.0 million grant from the FDA's Orphan Products Grant program to support the clinical investigation of MT-401 for the treatment of AML (the "FDA Grant").

In May 2023, we received notice of a $2.0 million grant from the National Institutes of Health ("NIH") Small Business Innovation Research ("SBIR") program to support the development and investigation of MT-401 for the treatment of AML patients following standard-of-care therapy with hypomethylating agents (the "SBIR AML Grant").

The above funding agencies have agreed to continue their financial support and to shift funds to the MT-401-OTS program.

In June 2024, we received notice of a $2.0 million grant over a 2-year period from the National Institutes of Health SBIR program to support control over tumor immune escape in pancreatic cancer using a dual T cell product strategy (the "Decoy Grant").

In August 2024, we received notice of an additional $2.0 million grant from the NIH SBIR program to support the clinical investigation of MT-601 in patients with non-Hodgkin's lymphoma ("NHL") who have relapsed following anti-CD19 chimeric antigen receptor ("CAR") T cell therapy (the "SBIR NHL Grant").

In August 2024, we received another $2.0 million grant from the National Institutes of Health SBIR Program to support the advancement of MT-601 in patients with pancreatic cancer (the "PANACEA Grant").

In December 2024, we received notice an additional $9.5 million grant from CPRIT to support the clinical investigation of MT-601 in patients with metastatic pancreatic cancer (the "CPRIT Pancreatic Grant").

The following table summarizes grant income recorded for the years ended December 31, 2025 and 2024, by grant:

| | For the Years Ended December 31, | |
	2025	2024
Grant income:		
CPRIT AML Grant[1]	$ 900,014	$ 4,411,149
FDA Grant	118,478	519,750
SBIR AML Grant	472,208	982,182
Decoy Grant	391,305	5,822
SBIR NHL Grant	665,000	665,000
PANACEA Grant	425,670	7,177
CPRIT Pancreatic Grant[1]	573,994	—
Total grant income	$ 3,546,669	$ 6,591,080

(1) Both CPRIT grants are subject to certain revenue - sharing arrangements, as per the grant agreements (see Note 10).

Operating Expenses

Operating expenses incurred during the fiscal year ended December 31, 2025 were $16.4 million compared to $17.7 million in the prior year. Significant changes in operating expenses are outlined as follows:

Research and Development Expense

Research and development expenses or clinical trial costs decreased by 12% to $11.8 million for the year ended December 31, 2025, compared to $13.5 million for the year ended December 31, 2024.

The decrease of $1.7 million in 2025 was primarily attributable to the following:

- Net decrease of $3.2 million in clinical trial expenses, primarily related to the AML study, offset by

- increase of $1.4 million in clinical consulting expenses, process development costs, and other clinical expenses, and

- increase of $0.1 million in headcount-related expenses, including stock-based compensation expense

General and Administrative Expenses

General and administrative expenses decreased by 1% to $4.2 million for the year ended December 31, 2025 from $4.2 million during the prior period, and therefore remained consistent overall year over year.

Other Income (Expense)

Interest Income

Interest income was $0.6 million and $0.4 million for the years ended December 31, 2025 and 2024, respectively, and was attributable to interest income relating to funds that are held in U.S. Treasury notes and U.S. government agency-backed securities.

Other Income

Other income was $0.1 million and nil for the years ended December 31, 2025 and 2024, respectively, and was attributable to a state sales tax rebate from 2022.

Net Loss

The increase in our net loss during the year ended December 31, 2025 compared to the year ended December 31, 2024 was due to lower grant income. We anticipate that we will continue to incur net losses in the future as we continue to invest in research and development activities, including clinical development of our MAR-T cell product candidates.

Liquidity and Capital Resources

We have not generated any revenues from the sales or licensing of our product candidates since inception and only have limited revenue associated with grants to fund research. We have financed our operations primarily through public and private offerings of our stock and debt including warrants and the exercise thereof, as well as grants. Based on our lack of recurring revenues, anticipated uses of cash and historical recurring cash losses from operating activities, and cash, cash equivalents, and restricted cash as of December 31, 2025, and taking into consideration the net proceeds received in July and August of 2025 through the sale of Common Stock pursuant to its ATM Agreement with H.C. Wainwright & Co., LLC, we anticipate that we will be able to fund our operating expenses and capital expenditure requirements through the fourth quarter of 2026, assuming no additional grant funds are received, either from new grants or from existing awarded grants. We are considering raising additional capital through the issuance of common shares or preferred shares and intend to apply for additional grant funds, which could enable us to fund our operating expenses and capital expenditure requirements beyond the fourth quarter of 2026, although no assurance can be given that such capital or existing awarded grants will be earned or future grants will be awarded. This estimate is subject to our ability to effectively manage our costs, raise additional capital, and receive additional grant funds, of which there can be no assurance.

Cash and Working Capital

The following table sets forth our cash, cash equivalents, and restricted cash as well as working capital as of December 31, 2025 and 2024:

	December 31, 2025	December 31, 2024
Cash, cash equivalents, and restricted cash	$ 17,042,847	$ 19,192,440
Working capital	$ 16,796,814	$ 18,558,406

Cash Flows

The following table summarizes our cash flows for the years ended December 31, 2025 and 2024:

	For the Years Ended December 31,			
	2025		2024	
Net cash provided by (used in):				
Operating activities	$	(12,014,081)	$	(10,910,324)
Investing activities		—		—
Financing activities		9,864,488		14,991,314
Net (decrease) increase in cash, cash equivalents, and restricted cash	$	(2,149,593)	$	4,080,990

Continuing Operations

Operating Activities

Net cash used in operating activities during the year ended December 31, 2025 was $12.0 million. The use of cash primarily related to our net loss of $12.2 million and a $0.3 million decrease from changes in assets and liabilities, offset by $0.5 million of stock-based compensation.

Net cash used in operating activities during the year ended December 31, 2024 was $10.9 million. The use of cash primarily related to our net loss of $10.7 million and a $0.4 million decrease from changes in assets and liabilities, offset by $0.2 million of stock-based compensation.

Financing Activities

Net cash provided by financing activities was $9.9 million and $15.0 million during the years ended December 31, 2025 and 2024, respectively, primarily due to the net proceeds received from sale of common stock through the ATM Agreement in 2025 and Private Placement in 2024, as well as the exercise of stock options.

Future Capital Requirements

To date, we have not generated any revenues from the commercial sale of approved drug products, and we do not expect to generate substantial revenue for at least the next several years. If we fail to complete the development of our product candidates in a timely manner or fail to obtain their regulatory approval, our ability to generate future revenue will be compromised. We do not know when, or if, we will generate any revenue from our product candidates, and we do not expect to generate significant revenue unless and until we obtain regulatory approval of, and commercialize, our product candidates. We expect our expenses to increase in connection with our ongoing activities, particularly as we continue the research and development of, continue or initiate clinical trials of and seek marketing approval for our product candidates. In addition, if we obtain approval for any of our product candidates, we expect to incur significant commercialization expenses related to sales, marketing, manufacturing and distribution. We anticipate that we will need substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on attractive terms, we could be forced to delay, reduce or eliminate our research and development programs or future commercialization efforts.

Other receivable mainly consists of grant income receivable. Qualifying grant income earned in advance of cash received from grants is recognized as revenue and recorded as other receivable. The following table summarizes the Company's other receivable balance as of December 31, 2025 and 2024, respectively:

	December 31, 2025	December 31, 2024
Grant income receivable:		
CPRIT AML Grant	$ 815,436	$ 2,059,457
FDA Grant	3,678	—
SBIR AML Grant	162,897	244,810
Decoy Grant	59,501	5,822
SBIR NHL Grant	87,417	—
PANACEA Grant	190,052	6,502
Total grant income receivable	1,318,981	2,316,591
Interest receivable	50,419	28,112
Other	—	2,000
Total other receivable	$ 1,369,400	$ 2,346,703

As of December 31, 2025, we had working capital of $16.8 million, compared to working capital of $18.6 million as of December 31, 2024. Operating expenses incurred during the fiscal year ended December 31, 2025 were $16.5 million compared to $17.7 million in the prior year. Based on our lack of recurring revenues, anticipated uses of cash and historical recurring cash losses from operating activities, and cash and cash equivalents as of December 31, 2025, we anticipate that we will be able to fund our operating expenses and capital expenditure requirements through the fourth quarter of 2026, assuming no additional grant funds are received. We currently plan to raise additional capital through the issuance of common shares and receive additional grant funds, which could enable us to fund our operating expenses and capital expenditure requirements beyond the fourth quarter of 2026, although no assurance can be given that such capital or existing awarded grants will be earned or future grants will be awarded. This estimate is subject to our ability to effectively manage our costs, raise additional capital, and receive additional grant funds. Our assumptions may prove to be wrong, and we could utilize our available capital resources sooner than we currently expect. Furthermore, our operating plan may change, and we may need additional funds sooner than planned in order to meet operational needs and capital requirements for product development and commercialization. Because of the numerous risks and uncertainties associated with the development and commercialization of our product candidates and the extent to which we may enter into additional collaborations with third parties to participate in their development and commercialization, we are unable to estimate the amounts of increased capital outlays and operating expenditures associated with our current and anticipated clinical trials. Our future funding requirements will depend on many factors, as we:

● initiate or continue clinical trials of our product candidates;

● continue the research and development of our product candidates and seek to discover additional product candidates; seek regulatory approvals for our product candidates if they successfully complete clinical trials;

● continue development of our manufacturing capabilities;

● establish sales, marketing and distribution infrastructure and scale-up manufacturing capabilities to commercialize any product candidates that may receive regulatory approval;

● evaluate strategic transactions we may undertake; and

● enhance operational, financial and information management systems and hire additional personnel, including personnel to support development of our product candidates and, if a product candidate is approved, our commercialization efforts.

Because all of our product candidates are in the early stages of clinical and preclinical development and the outcome of these efforts is uncertain, we cannot estimate the actual amounts necessary to successfully complete the development and commercialization of product candidates or whether, or when, we may achieve profitability. Until such time, if ever, that we can generate substantial product revenue, we expect to finance our cash needs through a combination of equity or debt financings and collaboration arrangements.

We plan to continue to fund our operations and capital funding needs through equity and/or debt financing. We may also consider new collaborations or selectively partner our technology. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interests of our stockholders will be diluted, and the terms may include liquidation or other preferences that adversely affect the rights of our existing stockholders' common stock. The incurrence of indebtedness would result in increased fixed payment obligations and could involve certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. If we raise additional funds through strategic partnerships and alliances and licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies or product candidates or grant licenses on terms unfavorable to us. We may also be required to pay damages or have liabilities associated with litigation or other legal proceedings involving our company.

In addition to the foregoing, high inflation and concerns about an economic recession in the United States or other major markets have resulted in, among other things, volatility in the capital markets that may have the effect of reducing our ability to access capital, which could in the future negatively affect our liquidity. In addition, a recession or market correction due to these factors could materially affect our business and the value of our common stock.

ATM Agreement

In August 2021, we entered into a Controlled Equity Offering[SM] Sales Agreement, or the ATM Agreement, with Cantor Fitzgerald & Co. and RBC Capital Markets, LLC, or the Sales Agents, pursuant to which we can offer and sell, from time to time at our sole discretion through the Sales Agents, shares of our common stock having an aggregate offering price of up to $75.0 million. Any shares of our common stock sold will be issued pursuant to our shelf registration statement on Form S-3 (File No. 333-258687), which the SEC declared effective on August 19, 2021. However, our use of the shelf registration statement on Form S-3 will be limited for so long as we are subject to General Instruction I.B.6 of Form S-3, which limits the amounts that we may sell under the registration statement and in accordance with the ATM agreement. The Sales Agents will be entitled to compensation under the Sales Agreement at a commission rate equal to 3.0% of the gross sales price per share sold under the ATM Agreement, and we have provided each of the Sales Agents with indemnification and contribution rights. During the year ended December 31, 2024, the Company sold 8,178 shares of its common stock under the ATM Agreement resulting in net proceeds of approximately $37,000, after deducting agent commissions. On June 10, 2024, the Company provided notice of its termination of the ATM Agreement with Cantor Fitzgerald & Co. and RBC Capital Markets, LLC. The Company is not subject to any termination penalties related to the termination of the ATM Agreement.

In November 2024, we entered into an At The Market Offering Agreement (the "Sales Agreement"), with H.C. Wainwright & Co. LLC, relating to the sale of shares of our common stock having an agreement offering price of up to $11,431,713 from time to time through H.C. Wainwright & Co. LLC. Any shares of our common stock sold will be issued pursuant to our shelf registration statement on Form S-3 (File No. 333-283512), which the SEC declared effective on December 6, 2024. However, our use of the shelf registration statement on Form S-3 will be limited for so long as we are subject to General Instruction I.B.6 of Form S-3, which limits the amounts that we may sell under the registration statement and in accordance with the ATM agreement. H.C. Wainwright & Co. LLC will be entitled to compensation under the Sales Agreement at a commission rate equal to 3.0% of the gross sales price per share sold under the ATM Agreement, and we have provided H.C. Wainwright & Co. LLC with indemnification and contribution rights.

Between July 17 and 21, 2025, the Company sold 1,624,075 shares of common stock pursuant to our ATM Agreement with H.C. Wainwright & Co., LLC for net proceeds of $4.5 million, after deducting agent commissions, at an average price of $2.87 per share.

On August 26, 2025, the Company sold 3,734,217 shares of common stock pursuant to the ATM Agreement with H.C. Wainwright & Co., LLC for net proceeds of $5.4 million, after deducting agent commissions, at an average price of $1.48 per share.

Private Placement

On December 19, 2024, the Company entered into a Securities Purchase Agreement (the "Purchase Agreement"), pursuant to which the Company issued and sold in a private Placement the following securities: (i) 1,783,805 shares of common stock, (ii) Series B Warrants, or Pre-Funded Warrants, to purchase an aggregate of 3,247,445 shares of common stock in lieu of shares of common stock and (iii) Series A Warrants, or Private Placement Warrants, to purchase an aggregate of 5,031,250 shares of common stock. The purchase price per share of common stock and accompanying Private Placement Warrant to purchase a share of common stock was $3.20, and the purchase price per Pre-Funded Warrant and accompanying Private Placement Warrant to purchase a share of common stock was $3.199.

Total gross proceeds from the sale of securities in the Private Placement, before deducting commissions to the placement agent and estimated offering expenses, was approximately $16.1 million, which does not include any proceeds that may be received upon exercise of any warrants issued in the Private Placement. Both the Pre-Funded Warrants and the Private Placement Warrants are not exercisable until the Company obtains shareholder approval. On March 21, 2025, the Company obtained shareholder approval for the exercise of such warrants. The transaction closed on December 23, 2024.

Going Concern

We have no sources of revenue, other than grant income, to provide incoming cash flows to sustain our future operations. As outlined above, our ability to pursue our long-term planned business activities is dependent upon our successful efforts to raise additional capital.

These factors raise substantial doubt regarding our ability to continue as a going concern. Our consolidated financial statements have been prepared on a going concern basis, which implies that we will continue to realize our assets and discharge our liabilities in the normal course of business. Our financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should we be unable to continue as a going concern.

Critical Accounting Policies and Estimates

The consolidated financial statements are prepared in conformity with U.S. GAAP, which require the use of estimates, judgments and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of expenses in the periods presented.

The Company's critical accounting policies include grant income, which is discussed further below. The Company does not have any critical accounting estimates.

We believe that the accounting estimates employed are appropriate and resulting balances are reasonable; however, due to inherent uncertainties in making estimates, actual results could differ from the original estimates, requiring adjustments to these balances in future periods.

Grant Income

Grant Income represents funding under cost reimbursement programs from government agencies and non-profit foundations for qualified research and development activities performed by the Company. In applying the provisions of ASC Topic 606, Revenue from Contracts with Customers ("ASC 606"), we determined that grants and awards are out of the scope of ASC 606 because the funding entities do not meet the definition of a "customer", as defined by ASC 606, as there is not considered to be a transfer of control of goods or services. With respect to each grant or award, the Company determines if it has a collaboration in accordance with ASC Topic 808, Collaborative Arrangements ("ASC 808"). For grant and awards outside the scope of ASC 808, the Company applies either ASC 606 or IAS 20 by analogy depending on if the arrangement is considered an exchange or non-exchange transaction, respectively. Under both accounting frameworks, revenue is recognized when the Company incurs expenses related to the grants for the amount the Company is entitled to under the provisions of the contract. During the two years ended December 31, 2025, the Company did not participate in any collaboration agreements.

The Company recognizes grant income when amounts eligible for reimbursement are determinable and have been incurred, the applicable conditions under the grant arrangements have been met, and collectability of amounts due is reasonably assured or already received. The classification of costs incurred related to grants is based on the nature of the activities performed by the Company. Grant Income is recognized when the related costs are incurred. Restricted cash received from grants in advance of incurring qualifying costs is recorded as deferred revenue and recognized as revenue when qualifying costs are incurred. Qualifying grant income earned in advance of cash received from grants is recognized as revenue and recorded as other receivable.

Recently Issued Accounting Standards Not Yet Adopted

From time to time, new accounting pronouncements are issued by the FASB or other standard setting bodies that the Company adopts as of the specified effective date. Unless otherwise discussed, the Company does not believe that the impact of recently issued standards that are not yet effective will have a material impact on its financial position or results of operations upon adoption.

Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities. The new standard is intended to establish authoritative guidance on the accounting for government grants received by business entities and reduce diversity in practice. The amendments establish the timing and methods of recognition of both (1) a grant related to an asset and (2) a grant related to income. The amendments also require certain disclosures including the nature of the grant received, the accounting policies used to account for the grant, and significant terms and conditions for the grant. The new guidance is effective for annual reporting periods beginning after December 15, 2028, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The new guidance may be applied on a modified prospective basis, modified retrospective basis, or full retrospective basis. The Company is currently evaluating the impact of ASU 2025-10 on its consolidated financial statements.

Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures

In November 2024, the FASB issued ASU No. 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures, to improve transparency in financial reporting by requiring entities to present more detailed information about the nature of expenses included within the Income Statement. The guidance will be effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. Upon adoption, the guidance can be applied prospectively or retrospectively. The Company is in the process of assessing the impact of ASU 2024-03 on its disclosures.

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Tax Loss and Credit Carryforwards

As of December 31, 2025, we have approximately $186.8 million of federal and $38.6 million of state net operating loss carryforwards that may be available to offset future taxable income, if any. The federal net operating loss carryforwards of $38.4 million, if not utilized, will expire between 2030 and 2037. The federal net operating loss carryforwards of $148.4 million generated in 2018 and thereafter are subject to an 80% limitation on taxable income, do not expire and will carry forward indefinitely. The state net operating loss carryforwards of $21.9 million, if not utilized, will begin to expire in 2035. The state net operating loss carryforwards of $16.7 million generated in 2018 and thereafter are subject to an 80% limitation on taxable income, do not expire and will carry forward indefinitely. Any change in ownership greater than 50% under Section 382 of the Internal Revenue Code places significant annual limitations on the use of such net operating loss carryforwards.

At December 31, 2025 and 2024, we recorded a 100% valuation allowance against our deferred tax assets of approximately $43.3 million and $41.0 million, respectively, as our management believes it is uncertain that they will be fully realized. If we determine in the future that we will be able to realize all or a portion of our net operating loss carryforwards, an adjustment to valuation allowance against our deferred tax assets would increase net income in the period in which we make such a determination.

Inflation

Inflation affects the cost of raw materials, goods and services that we use. In recent years, inflation has been modest. However, fluctuations in energy costs and commodity prices can affect the cost of all raw materials and components. The competitive environment somewhat limits our ability to recover higher costs resulting from inflation by raising prices. Although we cannot precisely determine the effects of inflation on our business, it is management's belief that the effects on future revenues and operating results will not be significant. We do not believe that inflation has had a material impact on our results of operations for the periods presented, except with respect to payroll-related costs and other costs arising from or related to government-imposed regulations.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are a smaller reporting company as defined by Rule 12b-2 of the Exchange Act and are not required to provide the information required under this item.

ITEM 8. FINANCIAL STATEMENTS

The Financial Statements are incorporated herein by reference to pages beginning on page F-1 at the end of this report and the supplementary data is not applicable.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

We have had no changes in, or disagreements with our principal independent accountants.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We have established disclosure controls and procedures, as such term is defined in Rule 13a-15(e) under the Securities Exchange Act of 1934. Under the supervision and with the participation of our management, we conducted an evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2025 to ensure that the information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is accumulated and communicated to our management, including our principal executive officer and principal financial officer as appropriate, to allow timely decisions regarding required disclosure. Our management, with participation of our principal executive officer and principal financial officer, has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2025. Based on that evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective as of December 31, 2025 to provide reasonable assurance that the information required to be disclosed by us in this Annual Report was (a) reported within the time periods specified by SEC rules and regulations and (b) communicated to our management, including our Chief Executive Officer and Principal Financial Officer, to allow timely decisions regarding any required disclosure.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial and accounting officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2025 based on the framework in Internal Control—Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2025.

Cybersecurity

We utilize information technology for internal and external communications with vendors, clinical sites, banks, investors and shareholders. Loss, disruption or compromise of these systems could significantly impact operations and results.

We are not aware of any material cybersecurity violation or occurrence. We believe our efforts toward prevention of such violation or occurrence, including system design and controls, processes and procedures, training and monitoring of system access, limit, but may not prevent unauthorized access to our systems.

Other than temporary disruption to operations that may be caused by a cybersecurity breach, we consider cash transactions to be the primary risk for potential loss. We and our financial institution take steps to minimize the risk by requiring multiple levels of authorization and other controls.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) during the fiscal quarter ended December 31, 2025 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations on Effectiveness of Internal Controls

In designing and evaluating the disclosure controls and procedures, management does not expect that our internal control over financial reporting will prevent or detect all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control systems are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. The design of any disclosure controls and procedures also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Our management, including our Chief Executive Officer and Principal Financial and Accounting Officer, believes that our disclosure controls and procedures and internal control over financial reporting are designed to provide reasonable assurance of achieving their objectives and are effective at the reasonable assurance level. However, our management does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent all errors and all fraud.

ITEM 9B. OTHER INFORMATION

(b) ***Rule 10b5–1 trading arrangement.*** During the fourth quarter of 2025, no director or Section 16 officer adopted or terminated any Rule 10b5-1 plan or non-Rule 10b5-1 trading arrangements.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this item and not set forth below will be set forth in the sections headed "Election of Directors," "Executive Officers" and "Delinquent Section 16(a) Reports" in our definitive proxy statement for our 2024 Annual Meeting of Stockholders, or our Proxy Statement, to be filed with the SEC within 120 days after the end of the fiscal year ended December 31, 2025 and is incorporated herein by reference.

We have adopted a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial and accounting officer or controller, or persons performing similar functions, known as the Code of Ethics and Business Conduct. The Code of Ethics and Business Conduct is available on our website at www.markertherapeutics.com under the Corporate Governance section of our Investors page. If we make any substantive amendments to, or grant any waivers from, the code of business conduct and ethics for any officer or director, we will disclose the nature of such amendment or waiver on our website or in a current report on Form 8-K.

The Company's insider trading policy prohibits all employees, including our executive officers, and non-employee directors from engaging in short sales, transactions in put or call options, hedging transactions, using margin accounts, pledges, or other inherently speculative transactions involving the Company's securities.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item will be set forth in the section headed "Executive Compensation" in our Proxy Statement and is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item will be set forth in the section headed "Securities Authorized for Issuance Under Equity Compensation Plans" and "Security Ownership of Certain Beneficial Owners and Management" in our Proxy Statement and is incorporated herein by reference.

The information required by Item 201(d) of Regulation S-K will be set forth in the section headed "Executive Compensation" and "Information Regarding the Board of Directors and Corporate Governance" in our Proxy Statement and is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The information required by this item will be set forth in the section headed "Transactions with Related Persons and Indemnification" and "Information Regarding the Board of Directors and Corporate Governance" in our Proxy Statement and is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this item will be set forth in the section headed "Principal Accountant Fees and Services" in our Proxy Statement and is incorporated herein by reference.

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a)   The documents filed as part of this report are as follows:

1.   The financial statements and accompanying report of independent registered public accounting firm are set forth immediately following the signature page of this report beginning on page F-1.

2.   All financial statement schedules are omitted because they are inapplicable, not required or the information is included elsewhere in the financial statements or the notes thereto.

3.   The following is a list of exhibits filed as part of this Annual Report on Form 10-K.

EXHIBIT INDEX

Exhibit number	Exhibit description	Incorporated by Reference				Filed herewith
		Form	File no.	Exhibit	Filing date	
3.1	Certificate of Incorporation	8-K	001-37939	3.4	10/17/18	
3.2	Certificate of Amendment to Certificate of Incorporation of Marker Therapeutics, Inc.	8-K	001-37939	3.1	5/27/22	
3.3	Certificate of Amendment to Certificate of Incorporation of Marker Therapeutics, Inc.	8-K	001-37939	3.1	1/26/23	
3.4	Bylaws of Marker Therapeutics, Inc.	8-K	001-37939	3.6	10/17/18	
4.0	Form of Common Stock Certificate of Marker Therapeutics, Inc.	10-K	001-37939	4.0	3/25/24	
4.1	Description of Securities of Marker Therapeutics, Inc.	10-K	001-37939	4.1	3/25/24	
4.2	Form of Pre-Funded Warrant	8-K	001-37939	4.1	12/23/24	
4.3	Form of Series A Warrant (Private Placement Warrant)	8-K	001-37939	4.2	12/23/24	
10.1	Exclusive License Agreement between Baylor College of Medicine and Marker Therapeutics, Inc. dated March 16, 2018***	10-K	001-37939	10.21	3/15/19	
10.2	Sponsored Research Contract between Baylor College of Medicine and Marker Therapeutics, Inc. dated November 16, 2018***	10-K	001-37939	10.22	3/15/19	
10.3	Form of Director and Officer Indemnification Agreement*	10-K	001-37939	10.39	3/15/19	
10.4	Marker Therapeutics, Inc. 2020 Equity Incentive Plan	S-8	333-239136	99.1	6/12/20	
10.5	Marker Therapeutics, Inc. 2020 Equity Incentive Plan, as amended on May 24, 2022	S-8	333-266797	4.4	8/11/22	
10.6	Form of Stock Option Grant Notice and Stock Option Agreement under the Marker Therapeutics, Inc. 2020 Equity Incentive Plan.	10-Q	001-37939	10.1	11/9/20	
10.7	Securities Purchase Agreement dated December 19, 2024	8-K	001-37939	10.1	12/19/24	
10.8	Registration Rights dated December 19, 2024	8-K	001-37939	10.2	12/23/24	
10.9	At The Market Offering Agreement, dated as of November 27, 2024, between the Company and H.C. Wainwright & Co., LLC	S-3	333-283515	1.1	11/27/24	
14.1	Code of Ethics					X

| Exhibit number | Exhibit description | Incorporated by Reference | | | | Filed herewith |
		Form	File no.	Exhibit	Filing date	
16.1	Letter from Marcum LLP dated August 12, 2025	8-K	001-37939	16.1	8/12/25	
19.1	Insider Trading Policy	10-K	001-37939	19.1	3/31/25	
21.1	List of Subsidiaries					X
23.1	Consent of Marcum LLP, an independent public accounting firm.					X
23.2	Consent of CBIZ CPAs, an independent public accounting firm.					X
24.1	Powers of Attorney (included on signature page)					X
31.1	Certification of Chief Executive Officer pursuant to Securities Exchange Act of 1934 Rule 13a-14(a) or 15d-14a					X
31.2	Certification of Chief Financial Officer pursuant to Securities Exchange Act of 1934 Rule 13a-14(a) or 15d-14a					X
32.1	Certification of Chief Executive Officer pursuant to 18 U. S. C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002#					X
32.2	Certification of Chief Financial Officer pursuant to 18 U. S. C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002#					X
97	Incentive Compensation Recoupment Policy	10-K	001-37939	97	3/25/24	
101.INS	XBRL Instance Document					X
101.SCH	XBRL Taxonomy Extension Schema Document					X
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document					X
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document					X
101.LAB	XBRL Taxonomy Extension Label Linkbase Document					X
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document					X
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101 filed herewith)					

* Executive management contract or compensatory plan or arrangement.

** Confidential treatment has been granted as to certain portions of this exhibit pursuant to Rule 406 of the Securities Act of 1933, as amended, or Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

*** Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for conditional treatment and this exhibit has been submitted separately with the SEC.

\# These certifications are being furnished solely to accompany this annual report pursuant to 18 U.S.C. Section 1350 and are not being filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and are not to be incorporated by reference into any filing of the registrant, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

ITEM 16. FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 and 15 (d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 18, 2026


Marker Therapeutics, Inc.

By: /s/ Juan Vera
    Juan Vera
    President, Chief Executive Officer and Treasurer (Principal Executive Officer and Principal Financial and Accounting Officer)


POWER OF ATTORNEY

Each of the undersigned officers and directors of Marker Therapeutics, Inc., hereby constitutes and appoints Juan Vera their true and lawful attorney-in-fact and agent, for them and in their name, place and stead, in any and all capacities, to sign their name to any and all amendments to this Report on Form 10-K, and other related documents, and to cause the same to be filed with the Securities and Exchange Commission, granting unto said attorneys, full power and authority to do and perform any act and thing necessary and proper to be done in the premises, as fully to all intents and purposes as the undersigned could do if personally present, and the undersigned for himself hereby ratifies and confirms all that said attorney shall lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on March 28, 2026 on behalf of the registrant and in the capacities indicated.

Signature	Title	Date
/s/ Juan Vera Juan Vera	President, Chief Executive Officer and Treasurer, Director (Principal Executive Officer and Principal Financial and Accounting Officer)	March 18, 2026
/s/ N. David Eansor N. David Eansor	Chairman	March 18, 2026
/s/ Katharine Knobil Katharine Knobil	Director	March 18, 2026
/s/ Steve Elms Steve Elms	Director	March 18, 2026
/s/ Kathryn Penkus Corzo Kathryn Penkus Corzo	Director	March 18, 2026

MARKER THERAPEUTICS, INC.
CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND DECEMBER 31, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
Marker Therapeutics, Inc.

Opinion on the Financial Statements

We have audited, before the effects of the retrospective adjustments to the disclosures for the adoption of ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures ("ASU 2023-09") as discussed in Notes 3 and 12 to the consolidated financial statements, the accompanying consolidated balance sheet of Marker Therapeutics, Inc. (the "Company") as of December 31, 2024, the related consolidated statements of operations, stockholders' equity and cash flows for the year ended December 31, 2024, and the related notes (collectively referred to as the "financial statements") (the 2024 financial statements before the effects of the adjustments discussed in Notes 3 and 12 to the financial statements are not presented herein). In our opinion the financial statements, before the effects of the retrospective adjustments to the disclosures for the adoption of ASU 2023-09 as discussed in Notes 3 and 12 to the financial statements, present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

We were not engaged to audit, review, or apply any procedures to the retrospective adjustments to the disclosures for the adoption of ASU 2023-09 as discussed in Notes 3 and 12 to the financial statements and, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those retrospective adjustments were audited by CBIZ CPAs P.C.

Explanatory Paragraph – Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 2, the Company has incurred significant losses and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Marcum LLP

Marcum LLP

We served as the Company's auditor from 2014 to 2025.

Houston, TX
March 31, 2025

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of
Marker Therapeutics, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Marker Therapeutics, Inc. (the "Company") as of December 31, 2025, the related consolidated statements of operations, stockholders' equity and cash flows for the year ended Decemebr 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes 3 and 12 to the financial statements, the Company adopted ASU 2023-09, Income Taxes (Topic 740): *Improvements to Income Tax Disclosures* ("ASU 2023-09"). We have also audited the adjustments to the 2024 financial statements to retrospectively adjust the disclosures for the adoption of ASU 2023-09 in 2025. In our opinion, such retrospective adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2024 financial statements of the Company other than with respect to these retrospective adjustments, and accordingly, we do not express an opinion or any other form of assurance on the 2024 financial statements taken as a whole.

Explanatory Paragraph – Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 2, the Company has incurred significant losses and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ CBIZ CPAs

CBIZ CPAs

We have served as the Company's auditor since 2014 (such date takes into account the acquisition of the attest business of Marcum llp by CBIZ CPAs P.C. effective November 1, 2024).

Houston, TX

March 18, 2026

MARKER THERAPEUTICS, INC.
CONSOLIDATED BALANCE SHEETS

		December 31, 2025		December 31, 2024
ASSETS				
Current assets:				
Cash and cash equivalents	$	16,068,048	$	19,192,440
Restricted cash		974,799		—
Prepaid expenses and deposits		658,750		483,717
Other receivables		1,369,400		2,346,703
Total current assets		19,070,997		22,022,860
Total assets	**$**	**19,070,997**	**$**	**22,022,860**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities:				
Accounts payable and accrued liabilities	$	1,299,384	$	1,753,954
Related party payable		—		1,710,500
Deferred revenue		974,799		—
Total current liabilities		2,274,183		3,464,454
Total liabilities		2,274,183		3,464,454
Stockholders' equity:				
Preferred stock, $0.001 par value, 5 million shares authorized, 0 shares issued and outstanding at December 31, 2025 and 2024, respectively		—		—
Common stock, $0.001 par value, 30 million shares authorized, 16.7 million and 10.7 million shares issued and outstanding as of December 31, 2025 and 2024, respectively (see Note 7)		16,672		10,708
Additional paid-in capital		475,960,940		465,564,876
Accumulated deficit		(459,180,798)		(447,017,178)
Total stockholders' equity		16,796,814		18,558,406
Total liabilities and stockholders' equity	**$**	**19,070,997**	**$**	**22,022,860**

The accompanying notes are an integral part of these consolidated financial statements.

MARKER THERAPEUTICS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Years Ended December 31,	
	2025	2024
Revenues:		
Grant income	$ 3,546,669	$ 6,591,080
Total revenues	3,546,669	6,591,080
Operating expenses:		
Research and development	11,799,154	13,467,845
General and administrative	4,184,806	4,241,607
Loss on early termination of vendor agreement	453,135	—
Total operating expenses	16,437,095	17,709,452
Loss from operations	(12,890,426)	(11,118,372)
Other income:		
Interest income	594,206	437,010
Other income	117,444	—
Loss from operations before income taxes	(12,178,776)	(10,681,362)
Income tax (benefit) expense	(15,156)	49,953
Net loss	**(12,163,620)**	**(10,731,315)**
Net loss per share, basic and diluted	$ (0.79)	$ (1.19)
Weighted average number of common shares outstanding:		
Basic	15,310,308	8,980,207
Diluted	15,310,308	8,980,207

The accompanying notes are an integral part of these consolidated financial statements.

MARKER THERAPEUTICS, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock		Additional Paid- in Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Par value			
Balance at January 1, 2024	**8,891,420**	**8,891**	**450,329,515**	**(436,285,863)**	**14,052,543**
Shares purchased pursuant to ATM agreement	8,178	8	36,894	—	36,902
Issuance of common stock from exercise of stock options	25,602	25	62,134	—	62,159
Issuance of common stock, prefunded warrants and warrants for cash, net of offering costs of $1.2 million	1,783,805	1,784	14,890,469	—	14,892,253
Stock-based compensation	—	—	245,864	—	245,864
Net loss	—	—	—	(10,731,315)	(10,731,315)
Balance at December 31, 2024	**10,709,005**	**10,708**	**465,564,876**	**(447,017,178)**	**18,558,406**
Shares purchased pursuant to ATM agreement	5,358,292	5,359	9,858,524	—	9,863,883
Issuance of common stock from exercise of prefunded warrants	605,830	605	—	—	605
Stock-based compensation	—	—	537,540	—	537,540
Net loss	—	—	—	(12,163,620)	(12,163,620)
Balance at December 31, 2025	**16,673,127**	**16,672**	**475,960,940**	**(459,180,798)**	**16,796,814**

The accompanying notes are an integral part of these consolidated financial statements.

MARKER THERAPEUTICS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,	
	2025	2024
Cash Flows from Operating Activities:		
Net loss	$ (12,163,620)	$ (10,731,315)
Reconciliation of net loss to net cash used in operating activities:		
Stock-based compensation	537,540	245,864
Changes in operating assets and liabilities:		
Prepaid expenses and deposits	(175,033)	504,409
Other receivables	977,303	(1,318,888)
Related party payable	(1,710,500)	380,845
Accounts payable and accrued expenses	(454,570)	8,761
Deferred revenue	974,799	—
Net cash used in operating activities	(12,014,081)	(10,910,324)
Cash Flows from Financing Activities:		
Proceeds from issuance of common stock, net	9,863,883	14,929,155
Proceeds from exercise of warrants and stock options	605	62,159
Net cash provided by financing activities	9,864,488	14,991,314
Net (decrease) increase in cash, cash equivalents, and restricted cash	(2,149,593)	4,080,990
Cash, cash equivalents, and restricted cash at beginning of the year	19,192,440	15,111,450
Cash, cash equivalents, and restricted cash at end of the year	$ 17,042,847	$ 19,192,440

The accompanying notes are an integral part of these consolidated financial statements.

MARKER THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FISCAL YEARS DECEMBER 31, 2025 AND 2024

NOTE 1:   NATURE OF OPERATIONS

Marker Therapeutics, Inc., a Delaware corporation (the "Company" or "we"), is a clinical-stage immuno-oncology company specializing in the development and commercialization of novel T cell-based immunotherapies for the treatment of hematological malignancies and solid tumor indications. The Company's multi antigen recognizing ("MAR")-T cell technology is based on the selective expansion of non-engineered, tumor-specific T cells that recognize tumor associated antigens, which are tumor targets, and kill tumor cells expressing those targets. These T cells are designed to recognize multiple tumor targets to produce broad spectrum anti-tumor activity. The Company was incorporated in Nevada in 1992 and reincorporated in Delaware in October 2018.

Currently, the Baylor College of Medicine ("BCM") supplies the Company with MT-601, the Company's lead Multi-Antigen Recognizing (MAR)-T cell therapy in anticipation of the commencement of the Company's larger pivotal trial for Lymphoma.

On June 16, 2025, the Company entered into a Statement of Work (the "SOW") with Cellipont Bioservices ("Cellipont"), a leading cell therapy Contract Development and Manufacturing Organization ("CDMO"), for the manufacturing of MT-601. Pursuant to the SOW, Cellipont will provide technology transfer and cGMP manufacturing services to support the scale-up and production of MT-601 for the Company's APOLLO study.

NOTE 2:   FINANCIAL CONDITION, GOING CONCERN AND MANAGEMENT PLANS

As of December 31, 2025, the Company had cash, cash equivalents, and restricted cash of approximately $17.0 million. The Company's activities since inception have consisted principally of acquiring product and technology rights, raising capital, and performing research and development. Successful completion of the Company's development programs and, ultimately, the attainment of profitable operations are dependent on future events, including, among other things, its ability to access potential markets; secure financing; successfully progress its product candidates through preclinical and clinical development; obtain regulatory approval of one or more of its product candidates; maintain and enforce intellectual property rights; develop a customer base; attract, retain and motivate qualified personnel; and develop strategic alliances and collaborations. From inception, the Company has been funded by a combination of equity, debt financings and grants.

In August 2021, the Company entered into a Controlled Equity Offering[SM] Sales Agreement (the "ATM Agreement") with Cantor Fitzgerald & Co. and RBC Capital Markets, LLC (the "Sales Agents"), pursuant to which the Company could offer and sell, from time to time at its sole discretion through the Sales Agents, shares of its common stock having an aggregate offering price of up to $75.0 million. Any shares of its common stock sold were issued pursuant to the Company's shelf registration statement on Form S-3 (File No. 333-258687), which the SEC declared effective on August 19, 2021. However, our use of the shelf registration statement on Form S-3 was limited for so long as we were subject to General Instruction I.B.6 of Form S-3, which limited the amounts that we could sell under the registration statement and in accordance with the ATM agreement. The Sales Agents were entitled to compensation under the Sales Agreement at a commission rate equal to 3.0% of the gross sales price per share sold under the ATM Agreement, and we provided each of the Sales Agents with indemnification and contribution rights. During the year ended December 31, 2024, the Company sold 8,178 shares of its common stock under the ATM Agreement for proceeds of $0.04 million. On June 10, 2024, the Company provided notice of its termination of the ATM Agreement with Cantor Fitzgerald & Co. and RBC Capital Markets, LLC. The Company is not subject to any termination penalties related to the termination of the ATM Agreement.

In November 2024, the Company entered into an At The Market Offering Agreement, or the Sales Agreement, with H.C. Wainwright & Co. LLC, relating to the sale of shares of its common stock having an agreement offering price of up to $11,431,713 from time to time through H.C. Wainwright & Co. LLC. Any shares of common stock sold will be issued pursuant to the Company's shelf registration statement on Form S-3 (File No. 333-283512), which the SEC declared effective on December 6, 2024. However, the Company's use of the shelf registration statement on Form S-3 will be limited for so long as it is subject to General Instruction I.B.6 of Form S-3, which limits the amounts that the Company may sell under the registration statement and in accordance with the ATM agreement. H.C. Wainwright & Co. LLC will be entitled to compensation under the Sales Agreement at a commission rate equal to 3.0% of the gross sales price per share sold under the ATM Agreement, and the Company' has provided H.C. Wainwright & Co. LLC with indemnification and contribution rights. Between July 17 and 21, 2025, the Company sold 1,624,075 shares of common stock pursuant to the ATM

Agreement for net proceeds of $4.5 million, after deducting agent commissions, at an average price of $2.87 per share. On August 26, 2025, the Company sold an additional 3,734,217 shares of common stock pursuant to the ATM Agreement with H.C. Wainwright & Co., LLC for net proceeds of $5.4 million, after deducting agent commissions, at an average price of $1.48 per share.

In August 2021, the Company received notice of a Product Development Research award totaling approximately $13.1 million from the CPRIT to support the Company's clinical investigation of MT-401 (the "CPRIT AML Grant"). Through the date of this filing, the Company has received $11.8 million in funds from the CPRIT AML Grant.

In September 2022, the Company received notice from the FDA that it had awarded the Company a $2.0 million grant from the FDA's Orphan Products Grant program to support the clinical investigation of MT-401 for the treatment of post-transplant AML (the "FDA Grant"). Through the date of this filing, the Company has received $1.2 million in funds from the FDA Grant.

In May 2023, the Company announced that it had received a $2.0 million grant from the National Institutes of Health ("NIH") Small Business Innovation Research ("SBIR") program to support the development and investigation of MT-401 for the treatment of AML patients following standard-of-care therapy with hypomethylating agents (the "SBIR AML Grant"). Through the date of this filing, the Company has received $1.7 million in funds from the SBIR AML Grant.

The above funding agencies have agreed to continue their financial support and to shift funds to the MT-401-OTS program.

In June 2024, the Company received notice of a $2.0 million grant over a 2-year period from the National Institutes of Health SBIR program to support control over tumor immune escape in pancreatic cancer using a dual T cell product strategy (the "Decoy Grant"). Through the date of this filing, the Company has received approximately $0.5 million in funds from the Decoy Grant.

In August 2024, the Company received notice of a $2.0 million grant from the NIH SBIR program to support the clinical investigation of MT-601 in patients with non-Hodgkin's lymphoma ("NHL") who have relapsed following anti-CD19 chimeric antigen receptor (CAR) T cell therapy (the "SBIR NHL Grant"). Through the date of this filing, the Company has received $1.3 million in funds from the SBIR NHL Grant.

In August 2024, the Company received another $2.0 million grant from the NIH SBIR program to support the advancement of MT-601 in patients with pancreatic cancer (the "PANACEA Grant"). Through the date of this filing, the Company has received approximately $0.4 million in funds from the PANACEA Grant.

In December 2024, the Company received notice of an additional $9.5 million grant from CPRIT to support the clinical investigation of MT-601 in patients with metastatic pancreatic cancer (the "CPRIT Pancreatic Grant"). Through the date of this filing, the Company has received $1.5 million in funds from this grant.

Refer to Note 5 and Note 9 for grant income receivable and grant income recorded for each grant, respectively, for the periods presented.

On December 19, 2024, the Company entered into a Securities Purchase Agreement (the "Purchase Agreement"), pursuant to which the Company issued and sold in a private Placement the following securities: (i)1,783,805 shares of common stock, (ii) Series B Warrants, or Pre-Funded Warrants, to purchase an aggregate of 3,247,445 shares of common stock in lieu of shares of common stock and (iii) Series A Warrants, or Private Placement Warrants, to purchase an aggregate of 5,031,250 shares of common stock. The purchase price per share of common stock and accompanying Private Placement Warrant to purchase a share of common stock was $3.20, and the purchase price per Pre-Funded Warrant and accompanying Private Placement Warrant to purchase a share of common stock was $3.199. The transaction closed on December 23, 2024, with net proceeds from the sale of securities in the Private Placement of approximately $14.9 million, which does not include any proceeds that may be received upon exercise of any warrants issued in the Private Placement. Both the Pre-Funded Warrants and the Private Placement Warrants were not exercisable until the Company obtained shareholder approval, which was received on March 21, 2025.

The Company expects to continue to incur substantial losses over the next several years during its development phase.

Based on the Company's lack of recurring revenues, anticipated uses of cash and historical recurring cash losses from operating activities, and cash, cash equivalents, and restricted cash as of December 31, 2025, and taking into consideration the net proceeds received in July and August of 2025 through the sale of Common Stock pursuant to its ATM Agreement with H.C. Wainwright & Co.,

LLC (see Note 7), the Company anticipates that it will be able to fund its operating expenses and capital expenditure requirements through the fourth quarter of 2026, assuming no additional grant funds are received, either from new grants or from existing awarded grants. These factors raise substantial doubt regarding the Company's ability to continue as a going concern.

Management is considering raising additional capital through the issuance of securities and intends to apply for additional grant funds, which could enable the Company to fund its operating expenses and capital expenditure requirements beyond the fourth quarter of 2026, although no assurance can be given that such capital or existing awarded grants will be earned or future grants will be awarded. The Company's future cash requirements are based on the Company's clinical and research and development plans, timing expectations related to the progress of its programs, and is subject to the Company's ability to effectively manage its costs, raise additional capital, and receive additional grant funds, of which there can be no assurances.

The Company's assumptions may prove to be wrong, and the Company could utilize its available capital resources sooner than it currently expects. Furthermore, the Company's operating plan may change, and it may need additional funds sooner than planned in order to meet operational needs and capital requirements for product development and commercialization. Because of the numerous risks and uncertainties associated with the development and commercialization of the Company's product candidates and the extent to which the Company may enter into additional collaborations with third parties to participate in their development and commercialization, the Company is unable to estimate the amounts of increased capital outlays and operating expenditures associated with its current and anticipated clinical trials. The Company's future funding requirements will depend on many factors, as it:

- Initiates, continues, or accelerates clinical trials of its product candidates;

- continues the research and development of its product candidates and seeks to discover additional product candidates;

- seeks regulatory approvals for any product candidates that successfully complete clinical trials;

- maintains and enforces intellectual property rights;

- enters into contract manufacturing arrangements with contract manufacturing organizations for clinical manufacturing supply;

- establishes sales, marketing and distribution infrastructure and scale-up manufacturing capabilities to commercialize any product candidates that may receive regulatory approval;

- evaluates strategic transactions the Company may undertake; and

- enhances operational, financial and information management systems and hires additional personnel, including personnel to support development of product candidates and, if a product candidate is approved, commercialization efforts.

The Company's consolidated financial statements have been prepared on a going concern basis, which implies that the Company will continue to realize its assets and discharge its liabilities in the normal course of business. The Company's financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

In addition to the foregoing, high inflation and concerns about an economic recession in the United States or other major markets have resulted in, among other things, volatility in the capital markets that may have the effect of reducing the Company's ability to access capital, which could in the future negatively affect the Company's liquidity. In addition, a recession or market correction due to these factors could materially affect the Company's business and the value of its common stock.

NOTE 3:   SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and pursuant to the rules and regulations of the Securities Exchange Commission ("SEC"). Any reference in these footnotes to applicable guidance is meant to refer to the authoritative U.S. generally accepted accounting principles ("GAAP") as found in the Accounting Standards Codification ("ASC") and Accounting Standards Update ("ASU") of the Financial Accounting Standards Board ("FASB").

Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Marker Cell Therapy, Inc. and GeneMax Pharmaceuticals Inc. – a dormant subsidiary that wholly owns GeneMax Pharmaceuticals Canada, Inc. All significant intercompany balances and transactions are eliminated upon consolidation.

Use of Estimates

Preparation of the Company's consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Accordingly, actual results may differ materially from those estimates. Management considers many factors in selecting appropriate financial accounting policies, controls, and in developing the estimates and assumptions that are used in the preparation of these financial statements. Management must apply significant judgment in this process. In addition, other factors may affect estimates, including expected business and operational changes, sensitivity and volatility associated with the assumptions used in developing estimates, and whether historical trends are expected to be representative of future trends. The estimation process often may yield a range of potentially reasonable estimates of the ultimate future outcomes, and management must select an amount that falls within that range of reasonable estimates. Estimates are used in the following areas, among others: stock-based compensation expense and income taxes.

Cash, Cash Equivalents, Restricted Cash, and Credit Risk

The Company considers highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash, cash equivalents, and restricted cash at December 31, 2025 consisted of cash and certificates of deposit in institutions in the United States. The Company maintains cash in accounts which are in excess of the Federal Deposit Insurance Corporation ("FDIC") insured limits of $250,000. As of December 31, 2025, the Company had approximately $1.6 million in cash at financial institutions, including $1.0 million of restricted cash at financial institutions, and approximately $15.4 million in U.S. government agency securities, for aggregate cash, cash equivalents, and restricted cash of $17.0 million. As of December 31, 2024, the Company had approximately $1.1 million in cash at financial institutions and approximately $18.1 million in U.S. government agency securities, for aggregate cash and cash equivalents of $19.2 million.

In the event cash is received from grants in advance of incurring qualifying costs, it is recorded as restricted cash until it is earned and recorded to grant income.

Modification of Stock Options

During the year ended December 31, 2025, the Company recorded incremental stock-based compensation expense of $0.3 million pertaining to the modification of stock options in connection with certain consultants. The modification provided for an acceleration of unvested options, resulting in $0.3 million in compensation expense that was immediately recognized, and is reflected in operating expenses.

Patents and Patent Application Costs

Although the Company believes that its patents and underlying technology have continuing value, the amount of future benefits to be derived from the patents is uncertain. Patent costs are, therefore, expensed as incurred.

Stock-Based Compensation

The Company incurs stock-based compensation expense related to the issuance of common stock and stock options. The Company estimates the fair value of stock options granted using the Black-Scholes option pricing model. The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility and expected option life:

Expected Term — The expected life of stock options was estimated using the "simplified method," as the Company has limited historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant.

Expected Volatility — The Company computes stock price volatility over expected terms based on its historical common stock trading prices.

Risk-Free Interest Rate — The Company bases the risk-free interest rate on the implied yield available on U.S. Treasury zero-coupon issues with an equivalent remaining term.

Expected Dividend — The Company has never declared or paid any cash dividends on its common shares and does not plan to pay cash dividends in the foreseeable future, and, therefore, uses an expected dividend yield of zero in its valuation models.

The Company amortizes the fair value of the awards expected to vest on a straight-line basis over the requisite service period of the awards. The Company recognizes fair value of stock options granted to nonemployees as stock-based compensation expense over the period in which the related services are received as if the Company had paid cash for those services. Forfeitures are accounted for as incurred.

Research and Development Costs

Research and development expenses consist of costs associated with clinical trial programs. Costs incurred by third parties are expensed as the contracted work is performed. The Company accrues for costs incurred as the services are being provided by monitoring the status of the clinical trial or project and the invoices received from its external service providers. The Company estimates depend on the timeliness and accuracy of the data provided by the vendors regarding the status of each project and total project spending. The Company adjusts its accrual as actual costs become known. Where contingent milestone payments are due to third parties under research and development arrangements, the milestone payment obligations are expensed when the milestone events are achieved.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax balances. Potential deferred tax assets and liabilities are measured using enacted tax rates expected to apply to the taxable income in the years in which those differences are expected to be recovered or settled. The effect on potential deferred tax assets and liabilities of a change in tax rates is recognized in the statement of operations in the period that includes the date of allowances against deferred tax assets.

Tax benefits are recognized only for tax positions that are more likely than not to be sustained upon examination by tax authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50 percent likely to be realized upon settlement. A liability for "unrecognized tax benefits" is recorded for any tax benefits claimed in the Company's tax returns that do not meet these recognition and measurement standards. As of December 31, 2025 and 2024, no liability for unrecognized tax benefits was required to be reported. The guidance also discusses the classification of related interest and penalties on income taxes. The Company's policy is to record interest and penalties on uncertain tax positions as a component of income tax expense. No interest or penalties were recorded during the years ended December 31, 2025 and 2024.

Grant Income

Grant Income represents funding under cost reimbursement programs from government agencies and non-profit foundations for qualified research and development activities performed by the Company. In applying the provisions of ASC Topic 606, Revenue from Contracts with Customers ("ASC 606"), the Company determined that grants and awards are out of the scope of ASC 606 because the funding entities do not meet the definition of a "customer", as defined by ASC 606, as there is not considered to be a transfer of control of goods or services. With respect to each grant or award, the Company determines if it has a collaboration in accordance with ASC Topic 808, Collaborative Arrangements ("ASC 808"). For grant and awards outside the scope of ASC 808, the Company applies either ASC 606 or IAS 20 by analogy depending on if the arrangement is considered an exchange or non-exchange transaction, respectively. Under both accounting frameworks, revenue is recognized when the Company incurs expenses related to the grants for the amount the Company is entitled to under the provisions of the contract. During the two years ended December 31, 2025, the Company did not participate in any collaboration agreements.

Loss per Common Share

Basic loss per share includes only the weighted average common shares outstanding, without consideration of potentially dilutive securities. Diluted loss per share includes the weighted average common shares outstanding and any potentially dilutive common stock equivalent shares in the calculation.

Segment Reporting

Operating segments are defined as components of an entity for which separate discrete financial information is made available and that is regularly evaluated by the chief operating decision maker ("CODM") in making decisions regarding resource allocation and assessing performance. The Company is a clinical-stage immuno-oncology company specializing in the development and commercialization of novel T cell-based immunotherapies for the treatment of hematological malignancies and solid tumor indications. The Company's operations are organized and reported as a single reportable segment, which includes all activities related to the discovery, development, and commercialization of its products. The Company's CODM, its chief executive officer, reviews operating results on an aggregate basis and manages the operations as a single operating segment.

The accounting policies of the Company's single operating and reportable segment are the same as those described in the summary of significant accounting policies. The measure of segment assets is reported on the consolidated balance sheets as total assets. The CODM evaluates performance and allocates resources based on consolidated net income (loss) that also is reported on the consolidated statements of operations as net loss, and consolidated cash used in operations. The CODM makes operating decisions based on the availability of cash and the allocation of cash to the required expenditures. The significant expenses regularly reviewed by the CODM are consistent with those reported on the Company's consolidated statements of operations, and expenses are not regularly reviewed on a more disaggregated basis for purposes of assessing segment performance and deciding how to allocate resources.

New Accounting Standards

From time to time, new accounting pronouncements are issued by the FASB or other standard setting bodies that the Company adopts as of the specified effective date. Unless otherwise discussed, the Company does not believe that the impact of recently issued standards that are not yet effective will have a material impact on its financial position or results of operations upon adoption.

Recently Adopted Accounting Standards

Improvements to Income Tax Disclosures

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (ASU 2023-09), which improves the transparency of income tax disclosures by requiring consistent categories and greater disaggregation of information in the effective tax rate reconciliation and income taxes paid disaggregated by jurisdiction. It also includes certain other amendments to improve the effectiveness of income tax disclosures. Effective January 1, 2025, the Company adopted the new standard and applied it retrospectively to prior periods presented. The Company does not believe the new disclosure requirements had a material impact to its financial positions, results of operations and cash flows.

Recently Issued Accounting Standards Not Yet Adopted

Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities. The new standard is intended to establish authoritative guidance on the accounting for government grants received by business entities and reduce diversity in practice. The amendments establish the timing and methods of recognition of both (1) a grant related to an asset and (2) a grant related to income. The amendments also require certain disclosures including the nature of the grant received, the accounting policies used to account for the grant, and significant terms and conditions for the grant. The new guidance is effective for annual reporting periods beginning after December 15, 2028, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The new guidance may be applied on a modified prospective basis, modified retrospective basis, or full retrospective basis. The Company is currently evaluating the impact of ASU 2025-10 on its consolidated financial statements.

Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures

In November 2024, the FASB issued ASU No. 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures, to improve transparency in financial reporting by requiring entities to present more detailed information about the nature of expenses included within the Income Statement. The guidance will be effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. Upon adoption, the guidance can be applied prospectively or retrospectively. The Company is in the process of assessing the impact of ASU 2024-03 on its disclosures.

U.S Tax Law Changes

On July 4, 2025, the One Big Beautiful Bill Act (OBBBA) was enacted, introducing significant changes to U.S. tax law, including provisions related to bonus depreciation, interest expense limitations, and the treatment of domestic research and development expenditures.

The Company evaluated the legislation in accordance with ASC 740 and determined that the enactment did not have a material impact on its financial statements for the year ended December 31, 2025.

NOTE 4:   NET LOSS PER SHARE APPLICABLE TO COMMON SHAREHOLDERS

Basic loss per common share is computed by dividing net loss by the weighted average number of common shares outstanding during the reporting period. Diluted loss per common share is computed similarly to basic loss per common share except that it reflects the potential dilution that could occur if dilutive securities or other obligations to issue common stock were exercised or converted into common stock.

The following table sets forth the computation of net loss per share for the years ended December 31, 2025 and 2024, respectively:

	For the Years Ended December 31,	
	2025	2024
Numerator:		
Net loss	$ (12,163,620)	$ (10,731,315)
Denominator:		
Weighted average common shares outstanding, basic	15,310,308	8,980,207
Weighted average common shares outstanding, diluted	15,310,308	8,980,207
Net earnings (loss) per share:		
Net loss per share, basic and diluted	$ (0.79)	$ (1.19)

The following securities, rounded to the thousand, were not included in the diluted net loss per share calculation because their effect was anti-dilutive for the periods presented:

	For the Years Ended December 31,	
	2025	2024
Common stock options	1,762,878	587,704
Common stock purchase warrants	5,031,250	8,278,695
Potentially dilutive securities	6,794,128	8,866,399

NOTE 5:   OTHER RECEIVABLE

Other receivable mainly consists of grant income receivable. Qualifying grant income earned in advance of cash received from grants is recognized as revenue and recorded as other receivable. The following table summarizes the Company's other receivable balance as of December 31, 2025 and 2024, respectively:

	December 31, 2025	December 31, 2024
Grant income receivable:		
CPRIT AML Grant	$ 815,436	$ 2,059,457
FDA Grant	3,678	—
SBIR AML Grant	162,897	244,810
Decoy Grant	59,501	5,822
SBIR NHL Grant	87,417	—
PANACEA Grant	190,052	6,502
Total grant income receivable	1,318,981	2,316,591
Interest receivable	50,419	28,112
Other	—	2,000
Total other receivable	$ 1,369,400	$ 2,346,703

Refer to Note 2 for details related to awarded grants and Note 9 for more information on grant income.

NOTE 6:   ACCOUNTS PAYABLE, ACCRUED LIABILITIES, AND RELATED PARTY PAYABLE

Accounts payable, accrued liabilities, and related party payable consist of the following as of December 31, 2025 and 2024, respectively:

	December 31, 2025	December 31, 2024
Accounts payable	$ 793,727	$ 1,066,395
Compensation and benefits	87,083	86,350
Professional fees	160,008	293,189
Related party payable	—	1,710,500
Tax fees	54,638	104,591
Other	203,928	203,429
Total accounts payable and accrued liabilities	$ 1,299,384	$ 3,464,454

The $1.7 million related-party payable as of December 31, 2024 reflects amounts for outsourced product development and manufacturing services. See Note 11: Related Party Transactions.

NOTE 7: STOCKHOLDERS' EQUITY

Common Stock Transactions

The Company has authorized up to 30,000,000 shares of common stock, $0.001 par value per share, for issuance. Significant 2025 and 2024 common stock transactions were as follows:

Issuance of Common Stock Pursuant to ATM Agreement

During the year ended December 31, 2025, the Company sold 5,358,292 shares of its common stock under the ATM Agreement for gross proceeds of $9.9 million.

During the year ended December 31, 2024, the Company sold 8,178 shares of its common stock under the ATM Agreement for gross proceeds of $37,000. On June 10, 2024, the Company provided notice of its termination of the ATM Agreement with Cantor Fitzgerald & Co. and RBC Capital Markets, LLC. In November 2024, the Company entered into an ATM Agreement with H.C. Wainwright & Co., LLC.

Private Placement

On December 19, 2024, the Company entered into a Securities Purchase Agreement (the "Purchase Agreement"), pursuant to which the Company issued and sold in a private Placement the following securities: (i) 1,783,805 shares of common stock, (ii) Series B Warrants, or Pre-Funded Warrants, to purchase an aggregate of 3,247,445 shares of common stock in lieu of shares of common stock and (iii) Series A Warrants, or Private Placement Warrants, to purchase an aggregate of 5,031,250 shares of common stock. The purchase price per share of common stock and accompanying Private Placement Warrant to purchase a share of common stock was $3.20, and the purchase price per Pre-Funded Warrant and accompanying Private Placement Warrant to purchase a share of common stock was $3.199. Net proceeds from the sale of securities in the Private Placement was approximately $14.9 million, which does not include any proceeds that may be received upon the exercise of any warrants issued in the Private Placement. Both the Pre-Funded Warrants and the Private Placement Warrants are not exercisable until the Company obtains shareholder approval. On March 21, 2025, the Company obtained shareholder approval for the exercise of such warrants. The transaction closed on December 23, 2024.

Exercise of Stock Options

During the year ended December 31, 2024, certain outstanding options were exercised for 25,602 shares of common stock providing aggregate proceeds to the Company of approximately $62,000.

Exercise of Pre-funded Warrants

During the year ended December 31, 2025, certain outstanding pre-funded warrants were exercised for 605,830 shares of common stock providing aggregate proceeds to the Company of $605.

Preferred Stock

The Company has authorized up to 5,000,000 shares of preferred stock, $0.001 par value per share, for issuance. The preferred stock will have such rights, privileges and restrictions, including voting rights, dividend conversion rights, redemption privileges and liquidation preferences, as shall be determined by the Company's board of directors upon its issuance. To date, the Company has not issued any preferred shares.

Warrant Summary

The following table summarizes the total warrants outstanding at December 31, 2025:

	Issue Date	Exercise Price Per Share		Expiration Date	Outstanding as of December 31, 2024	New Issuance	Exercised	Outstanding as of December 31, 2025
Private placement warrants				5 years from shareholder approval				
	December 2024	$	4.00		5,031,250	—	—	5,031,250
Pre-funded warrants				5 years from shareholder approval				
	December 2024	$	0.001		3,247,445	—	(605,830)	2,641,615
					8,278,695	—	(605,830)	7,672,865

NOTE 8: STOCK BASED COMPENSATION

Stock Options

On May 19, 2020, the Board adopted the 2020 Equity Incentive Plan ("2020 Equity Incentive Plan") which replaced the 2014 Omnibus Stock Option Plan. The 2020 Plan was further amended effective May 2022 to increase the number of shares of common stock authorized for issuance under the plan by 850,000 shares. The 2020 Equity Incentive Plan allows for grants of stock options, restricted shares, stock bonuses and other equity-based awards to employees and non-employee directors of the Company. Awards under the 2020 Equity Incentive Plan may be at prices and for terms as determined by the Company's board of directors and may have vesting requirements as determined by the Board, provided that the exercise price for any stock option must be at least equal to the fair market value (as defined in the 2020 Plan) of a share of the stock on the grant date. Once granted, the exercise price of an option may not be reduced without the approval of the Company's stockholders, other than under certain limited circumstances such as a stock split or take any other action with respect to a stock option that would be treated as a repricing under the rules and regulations of the Nasdaq Stock Exchange.

Options granted under the 2020 Equity Incentive Plan have a maximum term of ten years from the date of grant and generally vest over four years.

2025 Equity Incentive Awards

On February 12, 2025, pursuant to the Company's 2020 Equity Incentive Plan, as amended, the compensation committee of the Company's board of directors approved 50,000 options to purchase the Company's common stock as equity-based incentive awards to the Company's Chief Executive Officer and President, Dr. Juan Vera, and 30,000 options to purchase the Company's common stock as equity-based incentive awards to each Non-Employee Director. Each option award was granted with an exercise price of $1.59 per share, the closing price of the Company's common stock on the Nasdaq Capital Market on February 12, 2025, with the option award vesting in three annual installments, subject to such Optionee's continued service on the applicable vesting date.

On October 31, 2025, the board of directors (the "Board") of the Company appointed Ms. Kathryn Penkus Corzo to the Company's Board, effective November 1, 2025. In connection with the appointment of Kathryn Penkus Corzo to the Company's Board and pursuant to the Company's 2020 Equity Incentive Plan, the Company granted Ms. Corzo 147,611 stock options to purchase shares of the Company's common stock at an exercise price per share equal to the fair market value per share on the date she was appointed to the Board. The options will vest evenly over thirty-six (36) months and are subject to her continued service as a director.

On October 31, 2025, the Compensation Committee and Board approved a discretionary award of 250,000 stock options at an exercise price per share equal to the fair market value per share on the date of the grant (the "CEO Options") to Dr. Juan Vera under the Company's 2020 Plan. The CEO Options vest annually over four years beginning on the anniversary of the grant date of the CEO Options and are subject to the terms and conditions of the 2020 Plan and the Company's form of option award agreement.

On November 17, 2025, the Compensation Committee of the Board approved additional grant awards to each Non-Employee Director apart from Ms. Corzo. The Company granted each Non-Employee Director a total of 221,741 stock options to purchase shares of the Company's common stock at an exercise price per share equal to the fair market value per share on the grant date, or $0.9548. The options vest fully in one annual installment, subject to such Optionee's continued service through the vesting date.

As of December 31, 2025, approximately 0.1 million shares of common stock are available to be issued under the 2020 Equity Incentive Plan.

Stock Options

A summary of the Company's stock option activity for the years ended December 31, 2025 and December 31, 2024, is as follows:

	Number of Shares	Weighted Average Exercise Price		Total Intrinsic Value		Weighted Average Remaining Contractual Life (in years)
Outstanding as of January 1, 2024	737,895	$	25.42	$	1,317,234	7.6
Granted	—		—		—	—
Exercised	(25,602)		2.43		—	—
Canceled/Expired	(124,589)		42.24		—	—
Outstanding as of December 31, 2024	587,704		22.85	$	377,767	6.8
Granted	1,202,834		1.04		—	—
Exercised	—		—		—	—
Canceled/Expired	(27,660)		35.66		—	—
Outstanding as of December 31, 2025	1,762,878	$	7.77	$	563,368	8.5
Options vested and exercisable	461,202	$	26.57	$	7,619	5.6

The Black-Scholes option pricing model is used to estimate the fair value of stock options granted under the Company's share-based compensation plans. The weighted average assumptions used in calculating the fair values of stock options that were granted during the years ended December 31, 2025 and 2024, respectively, were as follows:

	For the Years Ended December 31,	
	2025	2024
Exercise price	$ 1.04	$ —
Expected term (years)	5.7	—
Expected stock price volatility	104.82 %	— %
Risk-free rate of interest	3.88 %	— %
Expected dividend rate	0.00 %	— %

The following table sets forth stock-based compensation expenses recorded during the respective periods:

		For the Years Ended December 31,		
		2025		2024
Stock Compensation expenses:				
Research and development	$	308,068	$	15,247
General and administrative		229,472		230,617
Total stock compensation expenses	$	537,540	$	245,864

During the year ended December 31, 2025, the Company recorded incremental stock-based compensation expense of $0.3 million pertaining to the modification of stock options in connection with certain consultants. The modification resulted in an acceleration of $0.3 million in compensation expense that was immediately recognized, and is reflected in operating expenses.

At December 31, 2025, the total stock-based compensation cost related to unvested awards not yet recognized was $0.9 million. The expected weighted average period for compensation costs to be recognized was 1.8 years. Future option grants will impact the compensation expense recognized.

NOTE 9: GRANT INCOME

Grant Income represents funding under cost reimbursement programs from government agencies and non-profit foundations for qualified research and development activities performed by the Company. Revenue is recognized when the Company incurs expenses related to the grants for the amount the Company is entitled to under the provisions of the contract (see Note 3). If restricted cash is received from grants in advance of incurring qualifying costs, it is recorded as deferred revenue and recognized as revenue when qualifying costs are incurred. The Company had $1.0 million of restricted cash recorded as of December 31, 2025, and none recorded as of December 31, 2024.

The following table summarizes grant income recorded for the years ended December 31, 2025 and 2024, by grant:

		For the Years Ended December 31,		
		2025		2024
Grant income:				
CPRIT AML Grant[1]	$	900,014	$	4,411,149
FDA Grant		118,478		519,750
SBIR AML Grant		472,208		982,182
Decoy Grant		391,305		5,822
SBIR NHL Grant		665,000		665,000
PANACEA Grant		425,670		7,177
CPRIT Pancreatic Grant[1]		573,994		—
Total grant income	$	3,546,669	$	6,591,080

(1)   Both CPRIT grants are subject to certain revenue-sharing arrangements, as per the grant agreements (see Note 10).

If qualifying grant income is earned in advance of cash received from grants, it is recognized as revenue and recorded as other receivable (see Note 5).

NOTE 10:   COMMITMENTS AND CONTINGENCIES

Cancer Prevention and Research Institute of Texas

In August 2021, the Company received notice of a Product Development Research award totaling approximately $13.1 million from CPRIT to support the Company's clinical investigation of MT-401 (the "CPRIT AML Grant"). In December 2024, the Company received notice of an additional $9.5 million grant from CPRIT to support the clinical investigation of MT-601 in patients with pancreatic cancer ("the CPRIT Pancreatic Grant"). Both CPRIT grants contain identical terms surrounding intellectual property and revenue sharing.

Per the CPRIT grant agreements, the Company will retain ownership over any intellectual property developed under the contracts (the "Project Results"). With respect to non-commercial use of any Project Results, the Company agreed to grant to CPRIT a nonexclusive, irrevocable, royalty-free, perpetual, worldwide license with the right to sublicense any necessary additional intellectual property rights to exploit all Project Results by CPRIT, other governmental entities and agencies of the State of Texas, and private or independent institutions of higher education located in Texas, solely for academic, research, and other non-commercial purposes.

If the Company's products become commercially saleable, the Company is obligated to make payments to CPRIT, with respect to net sales of any product covered in the contract, equal to a percentage of revenue ranging from the low-to-mid single digits. These payments will continue up to and until CPRIT receives an aggregate amount of 400% of the sum of all monies paid to the Company by CPRIT under the grant agreements. If the Company is required to obtain a license from a third party to sell any such product, the revenue sharing percentages may be reduced. In addition, once the Company has paid CPRIT 400% of the monies received under the grant agreements, the Company will continue to pay CPRIT a revenue-sharing percentage of 0.5% for the remainder of the Revenue Term as specified in the grant agreement.

License Agreement with the Baylor College of Medicine

In March 2018, the Company entered into an exclusive license agreement with BCM under which the Company acquired a worldwide, exclusive license to BCM's rights in and to certain intellectual property rights, including a European patent to develop and commercialize MAR-T cell product candidates (the "BCM License Agreement"). In exchange for the license, the Company issued shares of its common stock to BCM valued at approximately $5.0 million at the time of issuance, agreed to make royalty payments to BCM upon commercial sales according to the royalty schedule in the BCM License Agreement, under which the royalty percentages increase in proportion to the aggregate net sales, and agreed to pay BCM certain milestone payments up to an aggregate of $64.85 million. The milestone payments are based upon the occurrence of nine particular milestones relating to completion of the first dosing in clinical trials for a first and second distinct product, FDA approval, and achievement of certain net sales goals. The Company is also responsible for sublicensing fees and for reimbursing BCM for related-party expenses. In addition, upon a liquidity event (as defined in the BCM License Agreement) of the Company, BCM will receive a one-time liquidity incentive payment of 0.5% of the liquidity event proceeds (as defined in the BCM License Agreement).

Legal Proceedings

From time to time, we may become involved in legal proceedings, including those arising in the ordinary course of our business. We are not currently a party to any material legal proceedings that we believe could have an adverse effect on our business, operating results or financial condition.

NOTE 11:   RELATED PARTY TRANSACTIONS

The following table sets forth related party transaction expenses recorded for the years ended December 31, 2025 and 2024, respectively.

	For the Years Ended December 31,	
	2025	2024
Baylor College of Medicine	$ 3,218,138	$ 6,723
Cell Ready	1,266,804	5,846,456
Wilson Wolf Manufacturing Corporation	83,543	—
Total Research and development	$ 4,568,485	$ 5,853,179

As of December 31, 2025 and 2024, nil and $1.7 million, respectively, of related party transactions are included in accounts payable and accrued liabilities. See Note 6 for additional information.

Agreements with The Baylor College of Medicine ("BCM").

In November 2018, January 2020 and February 2020, the Company entered in Sponsored Research Agreements with BCM, which provided for the conduct of research for the Company by credentialed personnel at BCM's Center for Cell and Gene Therapy. On April 1, 2025, the Company sighed Amendment #1 to the Sponsored Research and Product Development Agreement with BCM to perform research on "Controlling Tumor Immune Escape in Pancreatic Cancer using a Dual T-Cell Product Strategy."

In September 2019, May 2020 and July 2021, the Company entered into Clinical Supply Agreements with BCM, which provided for BCM to provide to the Company multi tumor antigen specific products.

In October 2019, the Company entered in a Workforce Grant Agreement with BCM, which provided for BCM to provide to the Company manpower costs of projects for manufacturing, quality control testing and validation run activities.

In August 2020, the Company entered in a Clinical Trial Agreement with BCM, which provided for BCM to provide to the Company investigator-initiated research studies.

The Company has also entered into a Clinical Site Agreement and Laboratory Service Agreement with BCM, pursuant to which BCM conducts clinical trials for the Company and testing of Marker's product candidates to develop an optimized potency assay.

BCM is also a shareholder of the Company's common stock.

During the years ended December 31, 2025 and 2024, the Company incurred $3.2 million and $7,000 in expenses related to services and manufacturing costs and paid BCM approximately $3.0 million and $0.1 million for invoices received, respectively.

Purchases from Wilson Wolf.

In 2025, the Company utilized Wilson Wolf for the purchases of cell culture devices. Mr. John Wilson is a former director of the Company and is serving as the CEO of Wilson Wolf Manufacturing Corporation.

During the years ended December 31, 2025 and 2024, the Company incurred approximately $0.1 million and nil, respectively, in expenses related to cell culture devices and paid Wilson Wolf approximately $0.1 million and nil respectively, for invoices received.

Purchases from Cell Ready, LLC.

The Company has utilized Cell Ready, LLC for clinical manufacturing supply and product development. Cell Ready, which is owned by a former director, Mr. John Wilson, is a contract development and manufacturing organization ("CDMO"). On February 22, 2024, the Company entered into a 3-year Master Services Agreement for Product Supply (the "MSA") with Cell Ready. During the years ended December 31, 2025 and 2024, the Company incurred $0.8 million and $5.8 million in expenses related to services and manufacturing costs, respectively, and paid $2.6 million and $5.5 million for invoices received, respectively.

On March 27, 2025, the Company mutually agreed with Cell Ready to terminate the MSA. In connection therewith, the Company entered into a settlement and release agreement with Cell Ready pursuant to which the Company paid Cell Ready approximately $453,000 and the parties provided one another with mutual releases of all claims associated with any and all agreements between the Company and Cell Ready.

NOTE 12:   INCOME TAXES

The Company has no federal income tax expense due to operating losses incurred for the years ended December 31, 2025, and 2024, respectively. The Company recognized ($15,156) and $49,953 in state tax (benefit) expense for the years ended December 31, 2025 and 2024, respectively.

The effects of temporary differences that give rise to significant portions of the deferred tax assets as of December 31, 2025 and 2024 are as follows:

	For the Years Ended December 31,			
	2025		2024	
Deferred Tax Assets				
Net Operating Loss Carryforward	$	40,896,185	$	30,724,771
Stock Compensation		1,548,803		1,670,477
Capitalized R&E		29,777		7,868,640
Reserves		18,072		—
Accruals		21,000		—
Research and Development		811,961		733,328
		43,325,798		40,997,216
Less: Valuation Allowance		(43,325,798)		(40,997,216)
Total Deferred Tax Assets	$	—	$	—
Total Deferred Tax Liabilities	$	—	$	—
Net Deferred Tax Assets/(Liabilities)	$	—	$	—

The Company assesses the likelihood that deferred tax assets will be realized. To the extent that realization is not likely, a valuation allowance is established. Based upon the history of losses, management believes that it is more likely than not that future benefits of deferred tax assets will not be realized and has established a full valuation allowance for the years ended December 31, 2025 and 2024.

The Company has approximately $186.8 million of federal and $38.6 million of state Net Operating Losses ("NOL"s) that may be available to offset future taxable income, if any. The federal net operating loss carryforwards of $38.4 million, if not utilized, will expire between 2030 and 2037. The federal net operating loss carryforwards of $148.4 million generated in 2018 and thereafter are subject to an 80% limitation on taxable income, do not expire and will carry forward indefinitely. The state net operating loss carryforwards of $21.9 million, if not utilized, will begin to expire in 2035. The state net operating loss carryforwards of $16.7 million generated in 2018 and thereafter are subject to an 80% limitation on taxable income, do not expire and will carry forward indefinitely.

The Company has federal and state research and development tax credit carryforwards of $0.7 million and $0.1 million, respectively, available to offset future federal income taxes. The research and development tax credit carryforwards begin to expire in 2030.

In accordance with Section 382 of the Internal Revenue code, the usage of the Company's net operating loss carryforwards may be limited in the event of a change in ownership. A full Section 382 analysis has not been prepared and NOLs could be subject to limitation under Section 382.

On July 4, 2025, the One Big Beautiful Bill Act ("OBBBA") was signed into law. Key corporate tax provisions include the restoration of 100% bonus depreciation, immediate expensing for domestic research and experimental expenditures, changes to Section 163(j) interest limitations, updates to Global Intangible Low-Taxed Income and Foreign-Derived Intangible Income rules, amendments to energy credits, and expanded Section 162(m) aggregation requirements. In accordance with Accounting Standards Codification 740, Income Taxes ("ASC 740"), the effects of the new tax law were recognized in the period of enactment. Due to the Company's valuation allowance position, the provisions of the OBBBA did not have an impact on the Company's income tax provision.

The Company's income tax returns for 2022 to 2024 are still open and subject to audit. In addition, net operating losses arising from prior years are also subject to examination at the time they are utilized in future years.

For the years ended December 31, 2025, and 2024, the expected tax (benefit) expense based on the U. S. federal statutory rate is reconciled with the actual tax provision (benefit) as follows:

| | For the Years Ended December 31, | | | |
| | 2025 | | 2024 | |
	Amount	Percent of Pretax Loss	Amount	Percent of Pretax Loss
U.S. federal statutory rate	$ (2,557,543)	21.00 %	$ (2,243,086)	21.00 %
State taxes, net of federal benefit	(15,156)	0.10 %	49,953	(0.50)%
Change in valuation allowance	2,336,604	(19.30)%	1,271,570	(11.90)%
Nontaxable or nondeductible items	90,207	(0.70)%	27,712	(0.30)%
Other adjustments				
SBC cancellations	130,732	(1.10)%	943,804	(8.77)%
Income tax provision/(benefit)	$ (15,156)	(0.00)%	$ 49,953	(0.47)%

The Company recognized approximately $15,156 in state tax benefit for the year ended December 31, 2025.

In accordance with ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, the Company updated the presentation of its effective tax rate reconciliation to reflect the standardized categories required by the new guidance. The effective tax rate reconciliation for the year ended December 31, 2024 has been recast for comparative purposes to conform to the current-year presentation. The recast was solely for presentation purposes and did not result in any changes to the Company's previously reported income tax expense, effective tax rate, or other financial statement amounts.

ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. As of December 31, 2025, and 2024, there were no unrecognized tax benefits. The Company recognizes accrued interest and penalties as income tax expense. No amounts were accrued for the payment of interest and penalties at December 31, 2025 and 2024. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position in the next year.

The following table sets forth a summary of income tax payments made and income tax refunds received during the year ended December 31, 2025, and 2024 as follows:

| | For the Years Ended December 31, | |
| | 2025 | 2024 |
	Payment (Refund) Amount	Payment (Refund) Amount
Jurisdiction		
United States	$ —	$ —
Texas	37,000	64,000
Other US States	5,000	8,150
Total Income Taxes Paid	$ 42,000	$ 72,150

NOTE 13: SUBSEQUENT EVENTS

The Company has evaluated subsequent events and transactions that occurred up to the date these consolidated financial statements were issued. Based upon this review, the Company did not identify any subsequent events that would have required adjustment to or disclosure in the unaudited condensed consolidated financial statements.

BOARD OF DIRECTORS

David Eansor, Chairman of the Board of Directors
President of Protein Sciences Segment, Bio-Techne Corporation

Steven Elms, Director
Managing Partner, Aisling Capital

Katharine Knobil, Director
Former Chief Medical Officer, Agilent Technologies Inc.

Juan Vera, Director
President and Chief Executive Officer, Marker Therapeutics, Inc.

Kathryn Penkus Corzo, Director
President and Chief Operating Officer of bit.bio

EXECUTIVE OFFICERS

Juan Vera
Director, President and Chief Executive Officer, Marker
Therapeutics, Inc.

CORPORATE HEADQUARTERS

Marker Therapeutics, Inc.
2450 Holcombe Blvd, TMC Former
Partners Office 1.311
Houston, Texas 77021

T: (713) 400-6400
www.markertherapeutics.com

COMMON STOCK LISTING

Nasdaq Capital Market
Ticker Symbol: MRKR

ANNUAL MEETING OF STOCKHOLDERS

Friday, May 1, 2026 , at 10:00 a.m. Eastern Time at:
https://web.viewproxy.com/markertherapeutics/2026AM

REGISTRAR AND TRANSFER AGENT

Equiniti Trust Company, LLC
6201 15th Avenue
Brooklyn, New York 11219
T: (800) 937-5449

LEGAL COUNSEL

Shumaker, Loop & Kendrick, LLP
Tampa, Florida

INDEPENDENT AUDITORS

CBIZ CPAs P.C.
Houston, Texas

INVESTOR RELATIONS

Marker Therapeutics, Inc.
Investor Relations
2450 Holcombe Blvd, TMC Partners Office
1.311Houston, Texas 77021
E: investor.relations@markertherapeutics.com
T: (713) 400-6400

